Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

by and among

OMEGA HEALTHCARE INVESTORS, INC.,

OHI HEALTHCARE PROPERTIES HOLDCO, INC.,

OHI HEALTHCARE PROPERTIES LIMITED PARTNERSHIP, L.P.,

AVIV REIT, INC.

and

AVIV HEALTHCARE PROPERTIES LIMITED PARTNERSHIP

dated as of

October 30, 2014

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated as of October 30, 2014, is by and among Omega Healthcare Investors, Inc., a Maryland corporation (“Parent”), OHI Healthcare Properties Holdco, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), OHI Healthcare Properties Limited Partnership, L.P., a Delaware limited partnership, the sole general partner of which is Parent and the sole limited partner of which is Merger Sub (the “Parent Partnership”), Aviv REIT, Inc., a Maryland corporation (the “Company”), and Aviv Healthcare Properties Limited Partnership, a Delaware limited partnership (the “Company Operating Partnership”). All capitalized terms used in this Agreement shall have the meaning ascribed to such terms in Section 9.5 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Parent, Merger Sub, the Company and the Company Operating Partnership are each individually referred to herein as a “Party” and collectively as the “Parties”.

Recitals

WHEREAS, the Company is a Maryland corporation operating as a real estate investment trust for U.S. federal income tax purposes;

WHEREAS, Parent is a Maryland corporation operating as a real estate investment trust for U.S. federal income tax purposes;

WHEREAS, the Parties wish to effect a business combination through a merger of the Company with and into Merger Sub, with Merger Sub being the surviving entity (the “Merger”), and each share of common stock, $0.01 par value per share, of the Company (the “Company Common Stock” or “Company Shares”) issued and outstanding immediately prior to the Merger Effective Time will be converted into the right to receive the Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (as amended, the “DGCL”) and the Maryland General Corporation Law, as amended from time to time (as amended, the “MGCL”);

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has approved this Agreement and the Merger, and has further determined and declared that the Merger is advisable and in the best interests of the Company;

WHEREAS, the Company Board of Directors has (a) declared the Merger advisable, (b) directed that the Merger be submitted for consideration at a meeting of the Company’s stockholders, and (c) resolved to recommend that the Company’s stockholders vote in favor of the approval of the Merger (the “Company Board Recommendation”) and to include such recommendation in the Joint Proxy Statement;

WHEREAS, the board of directors of Parent (the “Parent Board of Directors”) has approved this Agreement, the Merger and the Share Issuance and the Parent Charter Amendments, and has further determined and declared that the Merger, the Share Issuance and the Parent Charter Amendments are advisable and in the best interests of Parent;

WHEREAS, the Parent Board of Directors has (a) authorized the issuance of shares of common stock, par value $0.10 per share, of Parent (the “Parent Common Stock”) in connection with the Merger as described herein (the “Share Issuance”) and directed that such issuance be submitted for consideration at a meeting of Parent’s stockholders, (b) declared that each of (i) an amendment to the Parent’s charter to increase, by up to 150,000,000 shares, the total number of shares of Parent Common Stock that Parent is authorized to issue (the “Parent Stock Charter Amendment”) and (ii) an amendment to the Parent’s charter to provide that directors of Parent elected following the effective date thereof shall be elected and serve for terms ending at the first annual meeting of stockholders after their election and when their successors are duly elected and qualify (the “Parent Declassification Charter Amendment” and, together with the Parent Stock Charter Amendment, the “Parent Charter Amendments”), and (c) resolved to recommend that the stockholders of Parent vote in favor of the approval of the Share Issuance and the Parent Charter Amendments, and to include such recommendation in the Joint Proxy Statement (the “Parent Board Recommendation”);

WHEREAS, Parent, in its capacity as the sole stockholder of Merger Sub, and Merger Sub have taken all actions required for the execution of this Agreement by Merger Sub and to adopt and approve this Agreement and to approve the consummation by Merger Sub of the Merger;

WHEREAS, Parent, as the sole general partner of the Parent Partnership, has approved this Agreement, the Parent Partnership Restructuring and the Partnership Combination and further has deemed it advisable and in the best interests of the Parent Partnership to enter into this Agreement and to consummate the Parent Partnership Restructuring and the Partnership Combination;

WHEREAS, the Company, as the sole general partner of the Company Operating Partnership, has approved this Agreement and the Partnership Combination, and further has deemed it advisable and in the best interests of the Company Operating Partnership to enter into this Agreement and to consummate the Partnership Combination;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code;

WHEREAS, LG Aviv L.P. and Parent have executed a voting agreement (the “Voting Agreement”) dated as of the date hereof in connection with the Company Stockholder Approval; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Transactions and also prescribe various conditions to the Transactions.

Agreement

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

AGREEMENT – THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL and the MGCL, at the Merger Effective Time, the Company shall be merged with and into Merger Sub, whereupon the separate existence of the Company will cease, with Merger Sub surviving the Merger (Merger Sub, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”), such that following the Merger, the Surviving Entity will be a wholly owned Subsidiary of Parent. The Merger shall have the effects provided in this Agreement and as specified in the DGCL and the MGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Merger Effective Time, the Surviving Entity shall possess all properties, rights, privileges, powers and franchises of the Merger Sub and the Company, and all of the claims, obligations, liabilities, debts and duties of the Merger Sub and the Company shall become the claims, obligations, liabilities, debts and duties of the Surviving Entity.

Section 1.2 Closing. The closing of the Merger (the “Closing”) will take place (a) at 10:00 a.m., New York time, at the Atlanta, Georgia offices of Bryan Cave LLP, on the third (3rd) business day after the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or waived (other than any such conditions that by their nature, including Section 7.1(e), are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) or (b) at such other date or place as is agreed to in writing by the Company and Parent, provided that (i) the Closing shall be delayed as provided in Section 6.19(d) to the extent applicable and (ii) if the Closing would otherwise occur on a date that is within thirty (30) days prior to the end of Parent’s then current fiscal quarter, Parent may elect to defer the Closing to the first (1st) business day after the end of such fiscal quarter of Parent, subject to the Company’s consent, which shall not be unreasonably withheld, conditioned or delayed. The date on which the Closing actually takes place is referred to as the “Closing Date.”

Section 1.3 Effective Time. On the Closing Date, the Company, Parent and Merger Sub shall (a) cause articles of merger with respect to the Merger (the “Articles of Merger”) to be duly executed and filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the MGCL, (b) cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware ( the “Delaware Secretary”) in accordance with the DGCL and (c) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the DGCL or the MGCL in connection with the Merger. The Merger shall become effective at such time as both (a) the Articles of Merger are accepted for record by the SDAT and (b) the Certificate of Merger is duly filed with the Delaware Secretary, or on such other date and time (not to exceed five (5) business days after the later of (x) the date the Articles of Merger are accepted for record by the SDAT and (y) the Certificate of Merger is duly filed with the Delaware Secretary) as shall be agreed to by the Company and Parent and specified in the Articles of Merger and the Certificate of Merger (such date and time being hereinafter referred to as the “Merger Effective Time”).

Section 1.4 Governing Documents. At the Merger Effective Time, the certificate of incorporation and bylaws of Merger Sub, as in effect immediately prior to the Merger Effective Time in form mutually agreed to by the Company and Parent, shall be the certificate of incorporation and bylaws of the Surviving Entity, until thereafter amended, subject to Section 6.4, in accordance with applicable Law and the applicable provisions of such charter and bylaws.

Section 1.5 Directors and Officers of the Surviving Entity. The directors and officers of Merger Sub immediately prior to the Merger Effective Time shall be and become the directors and officers of the Surviving Entity as of the Merger Effective Time.

Section 1.6 Tax Consequences. It is intended that, for U.S. federal income tax purposes, the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Sections 354 and 361 of the Code.

Section 1.7 Subsequent Actions. If at any time after the Merger Effective Time the Surviving Entity shall determine, in its sole and absolute discretion, that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Entity its right, title or interest in, to or under any of the rights or properties of the Company acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the Surviving Entity may take all such actions as may be necessary or desirable to vest all right, title or interest in, to or under such rights or properties in the Surviving Entity or otherwise to carry out this Agreement.

ARTICLE II

TREATMENT OF SECURITIES

Section 2.1 Treatment of Capital Stock. At the Merger Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of the Company or of Merger Sub:

(a) Treatment of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Merger Effective Time (other than Company Shares to be cancelled in accordance with this paragraph (a)) shall be exchanged for the right to receive nine-tenths (0.90) of a duly authorized, fully paid, non-assessable and validly issued share of Parent Common Stock, subject to adjustment as provided in Section 2.1(c) (such ratio, the “Exchange Ratio,” and all such shares, the “Merger Consideration”); provided, however, that each share of Company Common Stock issued and outstanding immediately prior to the Merger Effective Time that is held by the Company or any wholly-owned Company Subsidiary shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and no payment shall be made with respect thereto. From and after the Merger Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a Company Share shall cease to have any rights with respect thereto, except the right to receive Parent Common Stock in exchange therefor upon the surrender of such Company Share in accordance with Section 2.2, including the right to receive, pursuant to Section 2.6, cash in lieu of fractional shares of Parent Common Stock, if any, for which such shares of Company Common Stock have the right to be exchanged pursuant to this Section 2.1 (the “Fractional Share Consideration”), together with the amounts, if any, payable pursuant to Section 2.2(f).

(b) Treatment of Merger Sub Stock. All shares of stock of Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall remain issued and outstanding as shares of capital stock of the Surviving Entity.

(c) Adjustment to Exchange Ratio. The Exchange Ratio shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock or Parent Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock or Parent Common Stock outstanding after the date hereof and prior to the Merger Effective Time so as to provide the holders of Company Common Stock with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Exchange Ratio.

Section 2.2 Payment for Securities; Surrender of Certificates.

(a) Exchange Fund. Prior to the Merger Effective Time, Parent shall designate an exchange agent in connection with the Merger (the “Exchange Agent”). Prior to the Merger Effective Time, Parent shall deposit, or cause Merger Sub to deposit, with the Exchange Agent (i) evidence of Parent Common Stock in book-entry form issuable pursuant to Section 2.1(a) equal to the aggregate number of shares of Parent Common Stock to be issued pursuant to Section 2.1 (excluding any Fractional Share Consideration), and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate Fractional Share Consideration and any dividends or other distributions under Section 2.2(f) (such evidence of book-entry shares of Parent Common Stock and cash amounts, the “Exchange Fund”), in each case, for the sole benefit of the holders of shares of Company Common Stock and the Surviving Entity (in the case of the Surviving Entity, solely to the extent any amounts in the Exchange Fund are in excess of the amounts payable pursuant to Section 2.1(a)). In the event the Exchange Fund shall be insufficient to pay the aggregate Fractional Share Consideration and any dividends or other distributions under Section 2.2(f), Parent shall, or shall cause Merger Sub to, promptly deposit additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the shares of Parent Common Stock for which shares of Company Common Stock are to be exchanged, including any Fractional Share Consideration and any amounts payable in accordance with Section 2.2(f) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to the Surviving Entity on the earlier of one (1) year after the Merger Effective Time or the aggregate number of shares of Parent Common Stock to be issued pursuant to Section 2.1 and aggregate Fractional Share Consideration has been paid in full; provided, that any amounts in the Exchange Fund in excess of the amounts payable under Section 2.1(a) shall be promptly paid to the Surviving Entity.

(b) Procedures for Surrender. Promptly after the Merger Effective Time (but in no event later than five (5) business days after the Merger Effective Time), Parent shall, and shall cause the Surviving Entity to, cause the Exchange Agent to mail (and make available for collection by hand) to each holder of record of a certificate or certificates which immediately prior to the Merger Effective Time represented outstanding Company Shares (the “Certificates”), or uncertificated Company Shares (“Book-Entry Shares”), and in each case whose Company Shares were exchanged pursuant to Section 2.1 for the right to receive shares of Parent Common Stock, (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of such Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify and (ii) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for payment of shares of Parent Common Stock for which such Company Shares are to be exchanged, including, any amount payable in respect of the Fractional Share Consideration in accordance with Section 2.6, and any dividends or other distributions in accordance with Section 2.2(f). Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent or the Surviving Entity, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor (A) the shares of Parent Common Stock for each share of Company Common Stock formerly represented by such Certificate or Book-Entry Share pursuant to the provisions of this Article II (rounded down to the nearest whole share), (B) a check or wire transfer representing any Fractional Share Consideration that such holder of a Certificate or Book-Entry Share has the right to receive pursuant to the provisions of Section 2.6, and (C) any amounts that such holder of a Certificate or Book-Entry Share has the right to receive in respect of dividends or other distributions in accordance with Section 2.2(f) for each Company Share formerly represented by such Certificate or Book-Entry Share. The amounts due pursuant to clauses (A), (B) and (C) shall be mailed to such holder (or made available for collection by hand if so elected by the surrendering holder) within five (5) business days following the later to occur of the Merger Effective Time or the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate or Book-Entry Share so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-

Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Entity that such Tax either has been paid or is not required to be paid. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall at any time after the Merger Effective Time represent only the right to receive the applicable Merger Consideration as contemplated by this Article II, including any amount payable in respect of the Fractional Share Consideration in accordance with Section 2.6 and any dividends or other distributions in accordance with Section 2.2(f), without interest thereon. Shares of Parent Common Stock deliverable pursuant to this Section 2.2(b) in exchange for shares of Company Common Stock shall be in uncertificated book-entry form.

(c) Transfer Books; No Further Ownership Rights in Company Shares. At the Merger Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company. From and after the Merger Effective Time, the holders of Company Shares outstanding immediately prior to the Merger Effective Time shall cease to have any rights with respect to such Company Shares except as otherwise provided for herein or by applicable Law. If, after the Merger Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Entity for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; No Liability. At any time following twelve (12) months after the Merger Effective Time, the Surviving Entity shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Entity and Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, including any amount payable in respect of the Fractional Share Consideration in accordance with Section 2.6 and any dividends or other distributions in accordance with Section 2.2(f), payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Entity, Parent or the Exchange Agent or any other Person shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof in a form reasonably satisfactory to Parent and the Exchange Agent, and if required by the Surviving Entity or the Exchange Agent, the posting by the holder thereof of a bond in the amount and the form reasonably required by Parent or the Exchange Agent as indemnity against any claim that may be made against Parent or the Surviving Entity with respect to such Certificates, the applicable Merger Consideration payable in respect thereof pursuant to Section 2.1, including any amount payable in respect of the Fractional Share Consideration in accordance with Section 2.6 and any dividends or other distributions in accordance with Section 2.2(f).

(f) Dividends with Respect to Parent Common Stock. No dividends or other distributions with respect to Parent Common Stock with a record date after the Merger Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Parent Common Stock issuable hereunder, and all such dividends and other distributions paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Law, following surrender of any such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions, with a record date after the Merger Effective Time but prior to such surrender, previously paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Merger Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

Section 2.3 Dissenter’s Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other Transactions.

Section 2.4 Treatment of Company Equity Awards.

(a) Stock Options and Restricted Stock. Each option to acquire Company Common Stock (each, a “Company Stock Option”) and restricted stock award with respect to Company Common Stock (“Restricted Company Shares”) granted before the Closing Date under Company Equity Plans to an employee or a non-employee director (each a “Participant”) that is in effect as of the Closing Date shall remain in effect until such Company Stock Option or Restricted Company Share award expires, is terminated, is forfeited or settled in accordance with the terms of the Company Equity Plans or underlying award agreement governing such Company Stock Option or Restricted Company Shares; provided, however, that upon and following the Merger Effective Time, (i) such Company Stock Option or Restricted Company Shares shall cease to be exercisable for or relate to shares of Company Common Stock, but instead shall be exercisable for or relate to a number of shares of Parent Common Stock (rounded down to the closest whole share) equal to nine-tenths (0.90) of a share of Parent Common Stock, subject to adjustment as provided in Section 2.1(c), multiplied by the number of shares of Company Common Stock as to which the Company Stock Option or Restricted Company Shares related immediately before the Merger Effective Time, (ii) Restricted Company Shares for any individual who is a non-employee director of the Company immediately prior to the Merger Effective Time shall be 100% vested, and (iii) the exercise price per share of each Company Stock Option shall be equal to the exercise price per share of Company Common Stock immediately before the Effective Time divided by the Exchange Ratio, rounded down to the closest whole cent.

(b) Performance-based Restricted Stock Units. All performance–based restricted stock units relating to Company Common Stock (“Company PSUs”) granted before the Closing Date under Company Equity Plans that remain in place for Participants employed or engaged by the Company as of the Closing Date shall be deemed to be vested and earned as of the Closing Date to the extent the applicable performance goals have been achieved as of (i) December 31, 2014 with respect to awards with performance periods that started before December 31, 2014, or (ii) the Closing Date with respect to awards with performance periods that started upon or after December 31, 2014, in each case rather than at the end of the applicable performance period determined in accordance with the pre-existing award agreement, but shall cease to be payable in shares of Company Common Stock, but instead shall be payable on the Closing Date for a number of shares of Parent Common Stock (rounded down to the closest whole share) determined by multiplying the Exchange Ratio by the number of shares of Company Common Stock subject to the vested portion of the Company PSUs.

(c) Class I Units. Each Class I unit of LG Aviv LP held by each holder of an option to acquire Company Common Stock shall remain in place while the option remains outstanding and shall be cancelled upon the cancellation, forfeiture, termination or settlement of the option in accordance with the terms of the operating agreement of LG Aviv LP.

(d) Time-Based Restricted Stock Units. All time-based restricted stock units relating to Company Common Stock (“Company RSUs” and, together with the Restricted Company Shares, Company Stock Options and Company PSUs, the “Company Equity Awards”) granted before the Closing Date under Company Equity Plans to a Participant who (i) ceases to be employed or engaged by the Company or a Company Subsidiary as of the Closing Date and does not continue to be employed or engaged by Parent or a Parent Subsidiary immediately following the Closing Date and that has not before the Closing Date expired or been cancelled, forfeited, terminated or settled shall be 100% vested as of the Closing Date and shall be cancelled by the Company as of the Closing Date; provided, however, that such Company RSUs shall cease to be payable in shares of Company Common Stock, but instead shall be payable on the Closing Date for a number of shares of Parent Common Stock (rounded down to the closest whole share) determined by multiplying the Exchange Ratio by the number of shares of Company Common Stock subject to the Company RSUs, or (ii) is employed or engaged by the Company or a Company Subsidiary as of the Closing Date and continues to be employed or engaged by Parent or a Parent Subsidiary immediately following the Closing Date shall remain in effect until such Company RSUs expire, are terminated, are forfeited or are settled in accordance with the terms of the Company Equity Plans or the underlying award agreements governing such awards; provided, however, that upon and following the Merger Effective Time, such Company RSUs shall cease to be payable when due in shares of Company Common Stock, but instead shall be payable when due in a number of shares of Parent Common Stock (rounded down to the closest whole share) equal to the Exchange Ratio multiplied by the number of shares of Company Common Stock as to which the Company RSUs related immediately before the Merger Effective Time.

(e) No Accelerated Vesting. Except as (i) required pursuant to Section 5.3(iii) of the Employment Agreement between Aviv Asset Management, L.L.C. and Mark Wetzel effective November 8, 2013, (ii) provided in any written agreement between a Participant and the Company with respect to which Parent has given its written consent, (iii) provided in any written agreement between a Participant and the Parent, (iv) provided in the change in control severance agreements and transition agreements approved for the employees listed in Schedule 5.1(b)(xvii) to the Company Disclosure Schedule, or (v) as otherwise provided in this Section 2.4, there shall be no acceleration of vesting of any awards granted under the Company Equity Plans before the Closing Date as a result of the Closing or any Participant’s termination of employment or service. All Company RSUs described in Section 2.4(d)(ii) that are in effect as of the Closing Date for any Participant who is employed or engaged by the Company or a Company Subsidiary as of the Closing Date and continues to be employed or engaged by Parent or a Parent Subsidiary immediately following the Closing Date shall, if such award has not previously expired, vest 100% if the employment or service of the Participant is terminated by Parent without Cause before the first anniversary of the Closing Date. For purposes of this Section 2.4(e), “Cause” means the occurrence of any of the following events: (i) refusal or failure by the employee to follow a lawful direction of the Chief Executive Officer of Parent or other employee of Parent or a Parent Subsidiary who is the employee’s supervisor or failure to perform any material duties of employment, in each case as reasonably determined by Parent and after written notice of such failure is provided to the Participant (excluding any failure, other than repeated failures, which is remedied by the Participant within ten days after written notice of such failure); (ii) willful misconduct or willful disregard by the Participant of his duties or with respect to the interest or material property of Parent or a Parent Subsidiary; (iii) disclosure by the employee to an unauthorized person of confidential or proprietary information of the Company or Parent or any of their affiliates; (iv) any act by the Participant of fraud against, misappropriation from, or significant dishonesty to either the Company or Parent or an affiliate of either; (v) commission by the Participant of a felony or a misdemeanor involving moral turpitude, in either case as reasonably determined by Parent; or (vi) a material breach of any agreement between the Participant and Parent or one of its affiliates by the Participant, provided that the nature of such breach shall be set forth with reasonable particularity in a written notice to Participant and Participant shall have the opportunity to cure such breach within ten days after written notice of such breach, provided that such breach is, in the reasonable opinion of Parent, susceptible to a cure.

(f) Effectuation of this Section. Before the Merger Effective Time, (i) the Company and Parent shall take all actions necessary to effectuate the requirements of this Section 2.4, (ii) the Company shall take all actions necessary to ensure that, except as set forth in this Section 2.4, no Participant has any rights with respect to the Company Equity Plans that are inconsistent with this Section 2.4, and (iii) the Company shall cause any other awards, if any, not described in this Section 2.4 under the Company Equity Plans to be cancelled without any payment therefor. As of the Merger Effective Time, Parent shall assume the Company Equity Plans that related to Company Common Stock as to which any obligation remains outstanding or with respect to which shares remain available for issuance.

Section 2.5 Withholding. All amounts payable pursuant to this Article II shall be paid without interest (unless otherwise noted). Any payments made pursuant to this Agreement shall be net of all applicable withholding Taxes that the Company, Parent, Merger Sub, the Surviving Entity and the Exchange Agent, as the case may be, shall be required to deduct and withhold under applicable Law (including, but not limited to, Section 1445 of the Code). To the extent that amounts are so deducted and withheld by the applicable payor and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid in respect of which such deduction and withholding was made.

Section 2.6 No Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu thereof, upon surrender of the applicable Certificates or Book-Entry Shares, Parent shall pay each holder of Company Common Stock an amount in cash equal to the product obtained by multiplying (i) the fractional share interest to which such holder (after taking into account all shares of Company Common Stock held at the Merger Effective Time by such holder) would otherwise be entitled by (ii) the closing price on the NYSE, as reported on the consolidated tape at the close of the NYSE regular session of trading, for a share of Parent Common Stock on the last trading day immediately preceding the Merger Effective Time.

Section 2.7 Treatment of Company OP Units. In connection with the Partnership Combination contemplated by Section 6.16, following the Partnership Combination Effective Time, the Company Operating Partnership shall distribute to the holders of Company OP Units in existence immediately prior to the Partnership Combination Effective Time, the Parent Partnership Units issued to the Company Operating Partnership in connection with the Partnership Combination. If requested by Parent no less than five (5) business days before the Closing Date, the Company shall cause such distribution to be declared and issued prior to the Merger Effective Time.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

AND COMPANY OPERATING PARTNERSHIP

The following representations and warranties by the Company and the Company Operating Partnership are qualified in their entirety by reference to the disclosures (a) in the Company SEC Documents (excluding any disclosures under the captions “Risk Factors” or “Forward Looking Statements” or any other disclosures contained therein to the extent they are predictive, cautionary or forward-looking in nature) filed on or after January 1, 2013 and prior to the date hereof (and then (i) only to the extent that the relevance of any disclosed event, item or occurrence in such Company SEC Documents to a matter covered by a representation or warranty set forth in this Article III is reasonably apparent on its face as to matters and items which are the subject of such representation or warranty, and (ii) other than matters required to be disclosed for purposes of Section 3.1, Section 3.2 and Section 3.8(b), which matters shall only be qualified by specific disclosure in the respective corresponding Section of the Company

Disclosure Letter), and (b) set forth in the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”). Each disclosure set forth in the Company Disclosure Letter shall qualify the Section to which it corresponds and any other Section to the extent the applicability of the disclosure to each other Section is reasonably apparent on its face from the text of the disclosure made. The following representations are made by the Company and the Company Operating Partnership on a joint and several basis. The Representations and Warranties of the Company and the Company Operating Partnership set forth in this Article III are given without giving effect to any of the transactions contemplated by the Partnership Combination (For example, for purposes of the following representations and warranties, at the Merger Effective Time, the Company will be deemed to be the owner of the Company Properties and Company Subsidiaries in existence immediately prior to the Partnership Combination Effective Time).

Section 3.1 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland and has the requisite corporate power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to conduct its business as it is now being conducted. The Company is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered to or made available to Parent and Merger Sub, prior to the execution of this Agreement, true and complete copies of any amendments or supplements to the Company Governing Documents and the Company Operating Partnership Agreement not filed as of the date hereof with the SEC. The Company is in compliance with the terms of the Company Governing Documents in all material respects. The Company Operating Partnership is in compliance with the terms of the Company Operating Partnership Agreement in all material respects. True and complete copies of the Company’s and the Company Operating Partnership’s minute books and other corporate and partnership records, as applicable, have been made available by the Company to the Parent.

(b) Section 3.1(b) of the Company Disclosure Letter sets forth as of the date hereof a true and complete list of the Subsidiaries of the Company (each, a “Company Subsidiary”) and each other corporate or non-corporate subsidiary in which the Company owns any direct or indirect voting, capital, profits or other beneficial interest (“Other Company Subsidiary”), together with (i) the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary and each Other Company Subsidiary, (ii) the type of and percentage of voting, equity, profits, capital and other beneficial interest held, directly or indirectly, by the Company in and to each Company Subsidiary and each Other Company Subsidiary, (iii) the names of and the type of and percentage of voting, equity, profits, capital and other beneficial interest held by any Person other than the Company or a Company Subsidiary in each Company Subsidiary and each Other Company Subsidiary and (iv) the classification for U.S. federal income tax purposes of each Company Subsidiary and each Other Company Subsidiary.

(c) Each Company Subsidiary (i) is duly organized, validly existing, in good standing (with respect to jurisdictions which recognize such concept) under the Laws of the jurisdiction of its organization and is in compliance in all material respects with the terms of its constituent organizational or governing documents, (ii) has all requisite corporate, partnership, limited liability company or other company (as the case may be) power and authority to conduct its business as now being conducted, and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have a Company Material Adverse Effect.

(d) Except as set forth in Section 3.1(d) of the Company Disclosure Letter and excluding for the avoidance of doubt loans otherwise identified in the Company Disclosure Letter (which loans are not convertible into equity) to operators of Company Property, as of the date hereof, neither the Company nor any Company Subsidiary, directly or indirectly, owns any interest or investment (whether equity or debt) in any Person (other than equity interests in the Company Subsidiaries or Other Company Subsidiaries) in the aggregate in excess of $5 million in fair market value.

(e) Section 3.1(e) of the Company Disclosure Letter sets forth a true and complete list of each Company Subsidiary that is a real estate investment trust within the meaning of Sections 856 through 860 of the Code (a “REIT”), a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (“Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”).

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 300,000,000 shares of Company Common Stock, and (ii) 25,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). At the close of business on October 29, 2014, and, subject to any changes permitted in accordance with Section 5.1, at the Closing Date, (A) 47,252,341 shares of Company Common Stock were issued and outstanding (which includes 31,500 Restricted Company Shares), (B) no shares of Preferred Stock were issued or outstanding, (C) 1,637,772 shares of Company Common Stock were authorized for issuance in connection with future grants of awards under the Company Equity Plans, (D) 5,695,671 shares of Company Common Stock were subject to outstanding Company Stock Options, (E) 169,093 shares of Company Common Stock were subject to outstanding Company PSUs (assuming performance targets associated with such Company PSUs will be met at 100% of the applicable target level) and (F) 161,635 shares of Company Common Stock were subject to outstanding Company RSUs. All of the outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with applicable securities Laws. Except as set forth in this Section 3.2, as of the date hereof there is no other outstanding capital stock of the Company. There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) (“Company Voting Debt”) of the Company or any Company Subsidiary issued and outstanding.

Section 3.2(a) of the Company Disclosure Letter sets forth for each holder of Company Equity Awards outstanding as of October 29, 2014 (1) the name of such holder (2) the number of such Company Equity Awards held by such holder, (3) the date of grant of such Company Equity Awards, and (4) the vesting schedule for such Company Equity Awards. Except as set forth above and except for the Company OP Units held by limited partners of the Company Operating Partnership, as of the date hereof there are no (x) options, warrants, calls or profits interest units, stock appreciation rights, restricted stock, restricted stock units, “phantom” stock rights, performance units, other equity or equity-based compensation awards, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any kind, including any stockholder rights plan, relating to the issued or unissued capital stock of the Company, obligating the Company or any Company Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Company Voting Debt of, or other equity interest in, the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any Company Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment (collectively, “Company Equity Interests”) or (y) outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Company Shares or any capital stock of, or other Company Equity Interests in, the Company, any Company Subsidiary or any other Person, including under any stock repurchase plan, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in the Company, any Company Subsidiary or any other Person. Prior to the Closing (and as close to the Closing as reasonably practicable), the Company will provide to Parent a list that contains the information required to be provided in Section 3.2(a) of the Company Disclosure Letter, that is correct and complete as of the date such list is provided.

(b) There are no voting trusts, proxies or other agreements to which the Company or any Company Subsidiary is a party with respect to the voting of Company Common Stock or any capital stock of, or other Company Equity Interest of, the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its capital stock or other Company Equity Interests. No Company Shares are owned by any Company Subsidiary.

(c) The Company Operating Partnership or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other Company Equity Interests of each of the Company Subsidiaries, free and clear of any Liens (other than transfer and other restrictions under applicable federal and state securities Laws and other than, in the case of Company Subsidiaries that are immaterial to the Company, immaterial Liens), and all of such shares of capital stock or other Company Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. There are no outstanding obligations to which the Company or any Company Subsidiary is a party (i) restricting the transfer of or (ii) limiting the exercise of voting rights with respect to any capital stock or other Company Equity Interests in any Company Subsidiary (including the Company Operating Partnership).

(d) Section 3.2(d) of the Company Disclosure Letter sets forth as of the date hereof a list of all of the partners of the Company Operating Partnership, together with the number of Company OP Units held by each such partner in the Company Operating Partnership. Other than the Company OP Units owned by the limited partners of the Company Operating Partnership set forth in Section 3.2(d) of the Company Disclosure Letter, the Company directly owns all of the issued and outstanding Company OP Units of the Company Operating Partnership, free and clear of any Liens (other than transfer and other restrictions under applicable federal and state securities Laws or the Company Operating Partnership Agreement), and all Company OP Units have been duly authorized and validly issued and are free of preemptive rights. As of the date hereof, there is no capital stock or other Company Equity Interests of the Company Operating Partnership issued and outstanding other than such Company OP Units listed in Section 3.2(d) of the Company Disclosure Letter.

(e) All dividends or other distributions on the shares of Company Common Stock, Preferred Stock and Company Equity Interests and any material dividends or other distributions on any securities of any Company Subsidiary which have been authorized and declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 3.3 Authorization; Validity of Agreement; Company Action.

(a) The Company has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized by the Company Board of Directors and no other corporate action on the part of the Company, pursuant to the MGCL or otherwise, is necessary to authorize the execution and delivery by the Company of this Agreement, and the consummation by it of the Transactions, subject, in the case of the Merger, to the approval of the Merger and the other Transactions by the Company Stockholder Approval and the filing of the Articles of Merger with, and acceptance for record of the Articles of Merger by, the SDAT, and the due filing of the Certificate of Merger with the Delaware Secretary. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by the Company Operating Partnership, Parent and Merger Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). The representations and warranties set forth in this Section 3.3(a) are not made with respect to the Financing.

(b) The Company Operating Partnership has full partnership power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company Operating Partnership of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized by the general partner of the Company Operating Partnership and no other action on the part of the Company Operating Partnership, pursuant to the DRULPA or otherwise, is necessary to authorize the execution and delivery by the Company Operating Partnership of this Agreement, and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company Operating Partnership and, assuming due and valid authorization, execution and delivery hereof by the Company, Parent and Merger Sub, is a valid and binding obligation of the Company Operating Partnership enforceable against the Company Operating Partnership in accordance with its terms, except that the enforcement hereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). The representations and warranties set forth in this Section 3.3(b) are not made with respect to the Financing.

(c) No consent from the holder of any Company OP Unit, other than the Company in its capacity as general partner, is required for the Company or the Company Operating Partnership to enter into this Agreement or the consummation of the Merger or the other Transactions.

Section 3.4 Board Approvals.

(a) The Company Board of Directors, at a meeting duly called and held, has (i) determined that this Agreement, the Merger and the other Transactions are advisable and in the best interests of the Company, (ii) duly and validly authorized the execution and delivery of this Agreement and the consummation of the Merger and the other Transactions, (iii) directed that the Merger and the other Transactions be submitted for consideration at the Company Stockholder Meeting, and (iv) subject to Section 5.3(e), resolved to recommend that the Company’s stockholders vote in favor of the approval of the Merger and the other Transactions and to include such recommendation in the Joint Proxy Statement.

(b) The general partner of the Company Operating Partnership has (i) determined that this Agreement and the Transactions are advisable, and in the best interests of the Company Operating Partnership, and (ii) duly and validly authorized the execution and delivery of this Agreement and the consummation of the Merger and the Transactions.

Section 3.5 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by the Company or the Company Operating Partnership, the consummation by the Company of the Merger or any of the other Transactions, the consummation by the Company Operating Partnership of the Transactions, the execution and delivery of the Voting Agreement or compliance by the Company or the Company Operating Partnership with any of the provisions of this Agreement will (a) contravene, conflict with or result in any breach of any provision of the Company Governing Documents, the comparable organizational or governing documents of any Company Subsidiary or the Company Operating Partnership Agreement, (b) require any filing by the Company or any Company Subsidiary with, or the obtaining of any permit, authorization, consent or approval of, any court, arbitral tribunal, administrative agency or commission or other governmental, quasi-governmental or other regulatory authority, instrumentality or agency, whether foreign, federal, state, local or supranational (a “Governmental Entity”) (except for (i) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (ii) any filings as may be required under the DGCL or the MGCL in connection with the Merger, (iii) such filings with the Securities and

Exchange Commission (the “SEC”) as may be required to be made by the Company in connection with this Agreement and the Merger, including (A) a joint proxy statement in preliminary and definitive form relating to the Company Stockholder Meeting and the Parent Stockholder Meeting (together with any amendments or supplements thereto, the “Joint Proxy Statement”) and (B) a registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock in the Merger will be registered pursuant to the Securities Act and in which the Joint Proxy Statement will be included (together with any amendments or supplements thereto, the “Form S-4”), (iv) compliance with any applicable requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (v) such filings as may be required under the rules and regulations of the NYSE in connection with this Agreement or the Merger, or (vi) such filings as may be required in connection with state and local transfer Taxes), (c) result in any breach of or any loss of any benefit or material increase in any cost or obligation of the Company or any Company Subsidiary under, or result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including, but not limited to, any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Company Material Contract or Company Lease, (d) violate any Order or Law applicable to the Company or any of the Company Subsidiaries or any of their respective properties, assets or operations, or (e) result in the creation or imposition of any Lien (other than a Company Permitted Lien) on any asset of the Company or any of the Company Subsidiaries; except in each of clauses (b), (c), (d) or (e) where (x) any failure to obtain such permits, authorizations, consents or approvals, (y) any failure to make such filings or (z) any such modifications, violations, rights, impositions, breaches or defaults has not had and would not reasonably be expected to have a Company Material Adverse Effect. The representations and warranties set forth in this Section 3.5 are not made with respect to the Financing.

Section 3.6 Company SEC Documents and Company Financial Statements.

(a) The Company and the Company Operating Partnership (collectively, the “Company Registrants”) have filed or furnished (as applicable), on a timely basis, with the SEC all forms, reports, certifications, schedules, statements and other documents required by it to be filed or furnished (as applicable) since and including March 18, 2013 under the Exchange Act or the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) (such documents and any other documents filed or furnished by the Company Registrants with the SEC, as have been amended since the time of their filing, collectively, the “Company SEC Documents”). As of their respective filing dates (and the date of their most recent amendment, supplement or modification as filed with the SEC), the Company SEC Documents (i) did not (or with respect to Company SEC Documents filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied, or with respect to Company SEC Documents filed after the date hereof, will comply, as the case may be, in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder. All of the audited financial statements and unaudited interim financial statements of the Company Registrants included in the Company

SEC Documents (including the related notes and schedules thereto) (collectively, the “Company Financial Statements”), (A) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of the Company and the Company Subsidiaries in all material respects, (B) complied as of their respective dates in all material respects with the then-applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (C) have been or will be, as the case may be, prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act), and (D) fairly present, in all material respects, the financial position and the results of operations, stockholder’s equity and cash flows of the Company and its consolidated Subsidiaries as of the times and for the periods referred to therein. No Company Subsidiary, other than the Company Operating Partnership, is separately subject to the periodic reporting requirements of the Exchange Act.

(b) Except as set forth in Section 3.6(b) of the Company Disclosure Letter, to the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and neither the Company nor the Company Operating Partnership has received any comments from the SEC with respect to any of the Company SEC Documents which remain unresolved. None of the Company SEC Documents is the subject of any confidential treatment request by the Company or the Company Operating Partnership.

Section 3.7 Internal Controls; Sarbanes-Oxley Act; Improper Payments.

(a) The Company and the Company Subsidiaries have designed and maintained a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorization, (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Since March 18, 2013, (A) the Company have designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure, (B) to the knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of the Company to material information required to be included in the Company’s periodic reports required under the Exchange Act, and (C) to the knowledge of the Company, the principal executive officer and principal financial officer of the Company have disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (and made summaries of such disclosures available to Parent) (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other individuals who have a significant role in the Company’s internal controls over financial reporting, and the Company has made available to Parent copies of any material written materials relating to the foregoing. Since January 1, 2011, neither the Company nor any Company Subsidiary has made any prohibited loans to any director or executive officer of the Company (as defined in Rule 3b-7 promulgated under the Exchange Act).

(b) Neither the Company nor any Company Subsidiary nor, to the knowledge of the Company, any director, officer, or Representative of the Company or any Company Subsidiary has (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment to any foreign or domestic government official or employee or (iii) made any unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, in each case, in violation in any material respect of any applicable Anti-Corruption Law. Neither the Company nor any of its Subsidiaries has received any written communication that alleges that the Company or any of its Subsidiaries, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law.

Section 3.8 Absence of Certain Changes.

(a) Except as contemplated by this Agreement or in the Company SEC Documents filed or furnished prior to the date hereof, since January 1, 2014, the Company and the Company Operating Partnership have conducted, in all material respects, their business in the ordinary course consistent with past practice.

(b) Since January 1, 2014, no Effects have occurred, which have had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.9 No Undisclosed Liabilities. Except (a) as disclosed, reflected or otherwise reserved against or provided for on the Company Financial Statements, (b) for liabilities and obligations incurred since January 1, 2014 in the ordinary course of business consistent with past practice and (c) for liabilities and obligations incurred under this Agreement or in connection with the Transactions, neither the Company nor any Company Subsidiary has incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clause (a), (b) or (c), has had, or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.10 Litigation. As of the date hereof, there is no claim, action, suit, arbitration, alternative dispute resolution action or any other judicial or administrative proceeding, in Law or equity (each, a “Legal Proceeding”), pending against (or to the Company’s knowledge, threatened against or naming as a party thereto), the Company, a

Company Subsidiary, any of the Company’s or any Company Subsidiary’s respective property, or, to the knowledge of the Company, any executive officer or director of the Company (in their capacity as such) nor, to the knowledge of the Company, is there any investigation of a Governmental Entity pending or threatened against the Company or any Company Subsidiary, other than, in each of the foregoing cases, as have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being understood that, notwithstanding the date limitation in this sentence, any such Legal Proceeding or investigation commenced after the date of this Agreement may be taken into account when determining whether a Company Material Adverse Effect has occurred pursuant to Section 3.8(b)). Neither the Company nor any Company Subsidiary is subject to any outstanding Order of a Governmental Entity which has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.11 Labor and Other Employment Matters; Employee Benefit Plans.

(a) Except as disclosed in Section 3.11 of the Company Disclosure Letter,

(i) neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization;

(ii) neither the Company nor any Company Subsidiary is the subject of any Legal Proceeding asserting that the Company or any Company Subsidiary has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions of employment or any other matter;

(iii) no strike or work stoppage involving the Company or any Company Subsidiary is pending or, to the knowledge of the Company, threatened in writing;

(iv) no complaint, charge or Legal Proceeding by or before any Governmental Entity brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of its employees or relating to its employees or employment practices (including charges of unfair labor practices) or working conditions is pending or, to the knowledge of the Company, threatened in writing against the Company or any Company Subsidiary;

(v) neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices;

(vi) no labor organization or group of employees of the Company or any Company Subsidiary has made, in writing, a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority;

(vii) the Company and each Company Subsidiary is in material compliance with all applicable Laws relating to the employees and the engagement of leased employees, consultants and independent contractors, including all Laws regarding discrimination, harassment, affirmative action, terms and conditions of employment, wage and hour requirements (including the proper classification of, compensation paid to, and related withholding with respect to employees, leased employees, consultants and independent contractors), leaves of absence, reasonable accommodation of disabilities, occupational health and safety requirements, workers’ compensation and employment practices; and

(viii) the Company and each Company Subsidiary has complied in all material respects with the Worker Adjustment and Retraining Notification Act and any similar statutes, where applicable.

(b) Section 3.11(b) of the Company Disclosure Letter sets forth a correct and complete list of each Benefit Plan sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any Company Subsidiary or their respective ERISA Affiliates (the “Company Benefit Plans”). Other than the Company Benefit Plans, neither the Company, any Company Subsidiaries nor any of their respective ERISA Affiliates (i) has, or is required to have, any Benefit Plans or (ii) has ever been required to maintain, sponsor or contribute to any Benefit Plans.

(c) Section 3.11(c) of the Company Disclosure Letter sets forth a correct and complete list of the employees of the Company and the employees of the Company Subsidiaries as of the date hereof, and the compensation of each employee as of the date hereof has separately been disclosed to Parent in writing.

(d) With respect to each Company Benefit Plan, the Company has made available correct and complete copies of (i) where the Company Benefit Plan has been reduced to writing, the plan document and all amendments, (ii) where the Company Benefit Plan has not been reduced to writing, a written summary of all material plan terms, (iii) any trust agreements or other funding arrangements, custodial agreements, insurance policies and contracts, administration and service provider agreements, investment management agreements, and investment advisory agreements relating to any Company Benefit Plan, (iv) the most recent summary plan description and, where applicable, summaries of material modifications for each Company Benefit Plan (or other written explanation provided to employees in the case of a Company Benefit Plan for which such summary plan description is not required), (v) in the case of any Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion or advisory letter from the IRS (or a copy of any pending application for a determination letter and any related correspondence from the IRS), (vi) in the case of any Company Benefit Plan for which a Form 5500 is required to be filed, a copy of the three (3) most recently filed Form 5500 and summary annual report, with schedules and financial statements attached, (vii) actuarial valuations and reports for the most recently completed plan year, and (viii) copies of all correspondence and filings from within the last three years with the IRS, Department of Labor, Department of Health and Human Services, Pension Benefit Guaranty Corporation or other Governmental Entity relating to any controversy, audit, amnesty, voluntary compliance, self-correction or other similar program, and (ix) current fidelity bonds and fiduciary liability insurance policies.

(e) Each Company Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and in compliance in all material respects with the requirements prescribed by applicable Law.

(f) Neither the execution of this Agreement nor the consummation of the Transactions will, individually or together with the occurrence of any other event, (A) result in the payment by the Company, the Company Subsidiaries or their respective ERISA Affiliates of any amount or benefit to a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could, individually, or in combination with any other payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code, (B) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or consultant of the Company, the Company Subsidiaries or their respective ERISA Affiliates, (C) limit or restrict the right of the Company, the Company Subsidiaries or their respective ERISA Affiliates to merge, amend or terminate any Company Benefit Plan, or (D) require a “gross-up” or other payment to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1).

(g) Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (a “Company Qualified Plan”) has received a favorable and current determination letter from the IRS, or with respect to a prototype plan, can rely on an opinion letter from the IRS to the prototype plan sponsor, to the effect that such Company Qualified Plan and the related trust are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and, to the Company’s knowledge, nothing has occurred that could reasonably be expected to adversely affect the qualified status of any Company Qualified Plan or the exempt status of any such trust. During the past seven (7) years, neither the Company, the Company Subsidiaries nor any of their respective ERISA Affiliates has maintained, sponsored, been required to contribute to, has or had any liability with respect to, any Benefit Plan subject to Title IV of ERISA or Section 412 of the Code. Neither the Company, the Company Subsidiaries nor any of their respective ERISA Affiliates has at any time within the past six (6) years maintained, established, sponsored, participated in or contributed to, or has any liability (whether contingent or otherwise) with respect to any “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code.

(h) No Company Benefit Plan provides, and neither the Company and any of its ERISA Affiliates, nor any Company Subsidiary and any of their respective ERISA Affiliates has any obligation to provide any of the following retiree or post-employment benefits to any Person: medical, accident, disability, life insurance, death or welfare benefits, except as required by the applicable requirements of Section 4980B of the Code or any similar state law (“COBRA”).

(i) The Company and the Company Subsidiaries have not now or, at any time within the past six (6) years, contributed to, sponsored or maintained any “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(j) The Company, the Company Subsidiaries and their respective ERISA Affiliates have not made any commitment, intention or understanding to create, materially modify or terminate any Company Benefit Plan.

(k) There is no pending or, to the Company’s knowledge, threatened, in writing, action relating to a Company Benefit Plan (other than routine claims for benefits) or under workers’ compensation law, and as of the date hereof, to the knowledge of the Company, no Company Benefit Plan is the subject of an examination or audit by a Governmental Entity or the subject of an application or filing under or is a participant in or considering being a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity (including the Employee Plans Compliance Resolution System, the Voluntary Fiduciary Correction Program or the Delinquent Filers Voluntary Correction Program).

(l) Each Company Benefit Plan that is subject to Section 409A of the Code has been administered in material compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings and proposed and final regulations) thereunder. The Company, the Company Subsidiaries and their respective ERISA Affiliates do not have any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred under Section 409A of the Code.

Section 3.12 Taxes.

(a) The Company, the Company Operating Partnership and each Company Subsidiary have timely filed or caused to be filed with the appropriate Governmental Entity all United States federal income Tax Returns and all other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. The Company, the Company Operating Partnership and each Company Subsidiary have timely paid or caused to be paid, or made adequate provisions for, all material amounts of Taxes required to be paid by them, whether or not shown on any Tax Return. True and materially complete copies of all United States federal income Tax Returns that have been filed with the IRS by the Company, the Operating Partnership and each Company Subsidiary with respect to the taxable years ending on or after December 31, 2009 have been provided or made available to Parent. The statute of limitations for the assessment of additional Taxes (or, in the case of the Company Operating Partnership, the adjustment of items of income, expense or other tax attributes used in the determination of an assessment of additional Taxes) with respect to the United States federal income Tax Returns of the Company, the Company Operating Partnership, and each Company Subsidiary have expired for all taxable years ending on or before December 31, 2010.

(b) The Company (i) for all taxable years commencing with the Company’s taxable year ended December 31, 2010 and through December 31, 2013 has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2014 until the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate (including with regard to the REIT distribution requirements in the taxable year that includes and/or ends on the Closing Date) in such a manner as to qualify as a REIT for its taxable year that will end with the Merger; and (iv) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Entity to its status as a REIT and no such challenge is pending or, to the knowledge of the Company, threatened.

(c) (i) There are no current disputes, audits, examinations, investigations or other proceedings pending (or threatened in writing), or claims asserted for or with regard to any material amounts of Taxes or material Tax Returns of the Company, the Company Operating Partnership or any Company Subsidiary (ii) none of the Company, the Company Operating Partnership or any Company Subsidiary have received a written notice or announcement of any audits, examinations, investigation or other proceedings; (iii) no deficiency for Taxes of the Company, the Company Operating Partnership or any Company Subsidiary has been claimed, proposed or assessed, or, to the knowledge of the Company, threatened, in each case, in writing, by any Governmental Entity, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay has not had and would not reasonably be expected to have a Company Material Adverse Effect; and (iv) neither the Company nor any Company Subsidiary has in the past three years received a claim in writing by a Governmental Entity in any jurisdiction in which it does not file Tax Returns or pay any Taxes that it is or may be subject to taxation by that jurisdiction.

(d) Each Company Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for United States federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation or an association taxable as a corporation. No Company Subsidiary is a corporation for United States federal income tax purposes, other than a corporation that qualifies as a REIT, as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary.

(e) Neither the Company nor any Company Subsidiary holds directly or indirectly any asset, the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code.

(f) The Company, the Company Operating Partnership and each Company Subsidiary have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including but not limited to withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Entity all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(g) There are no Company Tax Protection Agreements (as hereinafter defined) in force at the date hereof, and, as of the date hereof, no Person has raised in writing a material claim against the Company, the Operating Partnership or any Company Subsidiary for

any breach of any Company Tax Protection Agreements, and none of the Transactions will give rise to any liability or obligation to make any payment under any Company Tax Protection Agreements. As used herein, “Company Tax Protection Agreements” means any written agreement, other than this Agreement, to which the Company, the Company Operating Partnership or any Company Subsidiary is a party and pursuant to which: (i) any liability to direct or indirect holders of partnership units of the Company Operating Partnership or any other partnership interest in a Company Subsidiary Partnership (a “Relevant Company Partnership Interest”) relating to Taxes may arise, whether or not as a result of the consummation of the Transactions; and/or (ii) in connection with the deferral of income Taxes of a direct or indirect holder of a Relevant Company Partnership Interest, the Company, the Company Operating Partnership or any Company Subsidiary have agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets for a period of time that has not since expired, (C) only dispose of assets in a particular manner, (D) make (or refrain from making) Tax elections, (E) operate (or refrain from operating) in a particular manner, (F) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such party or any of its direct or indirect Subsidiaries, and/or (G) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its direct or indirect subsidiaries under Section 752 of the Code, (H) be given the opportunity to guaranty, indemnify or assume debt of such Company Subsidiary Partnership or any direct or indirect subsidiary of such Company Subsidiary Partnership or are so guarantying or indemnifying, or have so assumed, such debt and/or (I) any other agreement that would require any Company Subsidiary Partnership or the general partner, manager, managing member or other similarly situated Person of such Company Subsidiary Partnership or any direct or indirect subsidiary of such Company Subsidiary Partnership to consider separately the interests of the limited partners, members or other beneficial owners of such Company Subsidiary Partnership or the holder of interests in such Company Subsidiary Partnership in connection with any transaction or other action. As used herein, “Company Subsidiary Partnership” means a Company Subsidiary that is a partnership for United States federal income tax purposes.

(h) There are no material Liens for Taxes upon any property or assets of the Company, the Company Operating Partnership or any Company Subsidiary except for Company Permitted Liens.

(i) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving the Company, the Company Operating Partnership or any Company Subsidiary, except for customary indemnification provisions contained in credit or other commercial agreements the primary purposes of which do not relate to Taxes, and after the Closing Date neither the Company, the Company Operating Partnership nor any Company Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(j) Since the Company’s formation, except as disclosed by Section 6.12(b) of the Company Disclosure Letter (i) neither the Company nor any Company Subsidiary has incurred any material liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code, nor is the Company or any Company Subsidiary aware of any event, condition, or circumstance that presents a material risk that a material amount of Taxes as described in such sections may be imposed on the Company, the Company Operating Partnership or any Company Subsidiary, and (ii) none of the Company, the Company Operating Partnership or any Company Subsidiary has incurred any material liability for Taxes other than (A) in the ordinary course of business or consistent with past practice, or (B) transfer or similar Taxes arising in connection with acquisitions or dispositions of property.

(k) (i) None of the Company, the Company Operating Partnership or any Company Subsidiary have extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any material amount of Tax that has not since expired; and (ii) none of the Company, the Company Operating Partnership or any Company Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled.

(l) None of the Company, the Company Operating Partnership or any Company Subsidiary have entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law), and none of the Company, the Company Operating Partnership or any Company Subsidiary is subject to any private letter ruling of the IRS or comparable written ruling of any other Governmental Entity with respect to Taxes.

(m) None of the Company, the Company Operating Partnership or any Company Subsidiary have entered into any transaction that constitutes a “listed transaction” within the meaning of Treasury Regulations Section 1.6011–4(b)(2).

(n) Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax–free treatment under Section 355 of the Code in the two (2) years prior to the date hereof.

(o) The Company is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(p) Neither the Company nor any Company Subsidiary (A) has been a member of an affiliated group filing a consolidated United States federal income Tax Return or (B) has any material liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), or as a transferee or successor.

(q) Neither the Company nor any Company Subsidiary (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

Section 3.13 Contracts.

(a) Except as filed as exhibits to the Company SEC Documents filed prior to the date hereof, Section 3.13(a) of the Company Disclosure Letter sets forth a list of each Contract to which the Company or any Company Subsidiary is a party or by which any of its properties or assets are bound that:

(i) is required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated by the SEC or required to be disclosed by the Company in a Current Report on Form 8-K;

(ii) obligates the Company or any Company Subsidiary to make (x) non-contingent aggregate annual expenditures (other than principal and/or interest payments, Permitted Development Expenditures, or the deposit of other reserves with respect to debt obligations) in excess of $1,000,000 and is not cancelable within ninety (90) days without material penalty to the Company or any Company Subsidiary, except for any Company Lease or Company Ground Lease, or (y) Permitted Development Expenditures;

(iii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to the Company, or upon consummation of the Transactions, Parent or its Subsidiaries, or which restricts the conduct of any line of business, in each case that is materially adverse to the Company and the Company Subsidiaries, taken as a whole, except for any (A) Company Lease or Company Ground Lease or (B) recorded property declarations, recorded reciprocal easement agreements or recorded restrictive covenant agreements affecting any Company Property, which Company Leases, Company Ground Leases, declarations and agreements contain non-compete or exclusivity provisions restricting activities of the Company or any Company Subsidiary or restricting the conduct of any line of business by the Company or any Company Subsidiary, in each case, solely within a twenty-five (25) mile radius of the applicable Company Property;

(iv) constitutes an Indebtedness obligation of the Company or any Company Subsidiary with a principal amount greater than $2,000,000;

(v) constitutes a leasehold obligation related to the Corporate Office;

(vi) requires the Company or any Company Subsidiary to dispose of or acquire assets or properties (other than any real property) that (together with all of the assets and properties subject to such requirement in such Contract) have a fair market value in excess of $1,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(vii) constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a forward, swap or other hedging transaction of any type, whether or not entered into for bona fide hedging purposes, where the termination or settlement amount that would be payable by the Company or any Company Subsidiary would be, in the aggregate, in excess of $1 million;

(viii) sets forth the operational terms of a joint venture, partnership or similar arrangement;

(ix) constitutes a loan to any Person (other than a wholly owned Company Subsidiary) by the Company or any Company Subsidiary (other than advances made pursuant to any Company Lease or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a Company Lease with respect to the development, construction or equipping of Company Properties or the funding of improvements to Company Properties) in an amount in excess of $1,000,000;

(x) prohibits the pledging of the capital stock of the Company or any Company Subsidiary or prohibits the issuance of guarantees by any Company Subsidiary, except for any Company Lease or Company Ground Lease or recorded property declarations, recorded reciprocal easement agreements or recorded restrictive covenant agreements affecting any Company Property;

(xi) has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of $500,000; or

(xii) is both (A) not made in the ordinary course of business consistent with past practice and (B) material to the Company and the Company Subsidiaries, taken as a whole, except, in each case, for any Company Lease or any Company Ground Lease or any recorded property declarations, recorded reciprocal easement agreements or recorded restrictive covenant agreements affecting any Company Property.

(b) Each Contract of the type described above in Section 3.13(a), whether or not set forth in Section 3.13(a) of the Company Disclosure Letter, is referred to herein as a “Company Material Contract.” Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, each Company Material Contract is legal, valid and binding on the Company and each Company Subsidiary that is a party thereto, and is in full force and effect, except as may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as have not had and would not reasonably be expected to have a Company Material Adverse Effect, (A) neither the Company nor any Company Subsidiary, nor, to the Company’s knowledge, any other party thereto, is in breach or violation of, or default under, any Company Material Contract, and (B) no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Company Material Contract. Neither the Company nor any Company Subsidiary has received notice of any violation or default under or notice to terminate, not renew or challenge the validity or enforceability of any Company Material Contract, except for violations, defaults, notices to terminate or not renew or challenges to the validity or enforceability of any Company Material Contract that would not reasonably be expected to have a Company Material Adverse Effect.

(c) The Company has delivered or made available to Parent or provided to Parent for review, prior to the execution of this Agreement, true and complete copies of all of the Company Material Contracts.

Section 3.14 Investment Company Act. Neither the Company nor any Company Subsidiary is required to be registered as an investment company under the Investment Company Act of 1940, as amended.

Section 3.15 Environmental Matters (a) The Company and each Company Subsidiary are, and have been since January 1, 2009, in compliance with all Environmental Laws, except for such non-compliance that has not had and would not reasonably be expected to have a Company Material Adverse Effect. To the Company’s knowledge, the aggregate outstanding liability of the Company and its Subsidiaries with respect to any violations of Environmental Laws or the sampling, monitoring, treatment, remediation, removal or clean-up of Hazardous Substances does not exceed $25,000,000.

Section 3.16 Intellectual Property. Except as would not have, or would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company or one of the Company Subsidiaries owns or otherwise has all Intellectual Property Rights necessary to conduct the business of the Company as conducted prior to the Closing Date and (ii) since January 1, 2012, the Company has not received any written notice relating to any actual or alleged infringement, misappropriation or violation of any Intellectual Property Right of another Person by the Company or any Company Subsidiary.

Section 3.17 Compliance with Laws; Permits.

(a) (i) Each of the Company and the Company Subsidiaries has complied and is in compliance with all Laws which affect the business, properties, assets or operations of the Company and the Company Subsidiaries, and (ii) no notice, charge or assertion has been received by the Company or any Company Subsidiary or, to the Company’s knowledge, threatened against the Company or any Company Subsidiary alleging any non-compliance with any such Laws, except with respect to clauses (i) and (ii) above, for such non-compliance that has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries are, and, to the Company’s knowledge, each Company Operator is, in compliance in all material respects with all applicable Health Care Laws relating to the ownership and operation of the Company Properties, (ii) neither the Company nor the Company Subsidiaries or, to the Company’s knowledge, any Company Operator, has received any written notice from any Governmental Entity alleging any material violation of any applicable Health Care Law relating to the ownership and operation of the Company Properties, and (iii) to the Company’s knowledge, no Legal Proceeding or Order by any Governmental Entity exists or is pending against the Company Properties or any Company Operator, alleging any material failure to comply with Health Care Laws relating to the ownership and operation of the Company Properties.

(c) The Company and the Company Subsidiaries are in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Entity and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy, necessary for the Company and the Company Subsidiaries to own, lease and operate their properties or for the Company and the Company Subsidiaries to carry on their respective businesses substantially as is being conducted as of the date hereof, materially in accordance with applicable Health Care Laws, and substantially in the manner described in the Company SEC Documents filed prior to the date hereof (the “Company Permits”), and all such Company Permits are valid, and in full force and effect, except, in each case, where the failure to possess and maintain such Company Permits in full force and effect has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(d) Except as would not reasonably be expected to have a Company Material Adverse Effect, each Company Subsidiary that is required to be certified for participation in and reimbursement under any material Third Party Payor program is so certified and has current provider numbers and provider agreements for each material Third Party Payor program under which it is presently receiving payments.

Section 3.18 Properties.

(a) Section 3.18(a) of the Company Disclosure Letter sets forth a list of the address of each real property (and noting whether such real property is) owned, leased (as lessee or sublessee) (including ground leased) or licensed (as licensee) by the Company or any Company Subsidiary as of the date hereof other than the Corporate Office (all such real property interests, together with all right, title and interest of the Company and any Company Subsidiary in and to (i) all buildings, structures and other improvements and fixtures located on or under such real property and (ii) all easements, rights and other appurtenances benefitting such real property, are individually referred to herein as a “Company Property” and collectively referred to herein as the “Company Properties”). Section 3.18(a) of the Company Disclosure Letter sets forth a list of the address of each facility and real property which, as of the date hereof, is under contract by the Company or a Company Subsidiary for purchase or which is required under a binding contract to be leased or subleased or licensed by the Company or a Company Subsidiary after the date hereof. Other than as required by any Company Leases, neither the Company nor any Company Subsidiary is (A) obligated to dispose of any material Company Property or (B) bound by any unexpired option to purchase agreement, right of first refusal or first offer or any other right to purchase, ground lease or otherwise acquire any Company Property.

(b) The Company or a Company Subsidiary is the legal and beneficial owner of, and has good and insurable freehold or fee simple title or valid leasehold title (as applicable) to, each of the Company Properties, in each case, free and clear of Liens except for Company Permitted Liens. For the purposes of this Agreement, “Company Permitted Liens” means (i) Liens securing any Indebtedness set forth in Section 3.18(b)(i) of the Company Disclosure Letter, (ii) Liens that result from any Laws or other Liens for Taxes or assessments that are not delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the Company Financial Statements (if such reserves are required pursuant to GAAP) or are being contested by a tenant pursuant to, and in compliance with, the procedures set forth in the applicable Company Leases, (iii) Liens arising under any Company Material Contracts or other service contracts, management agreements, leasing commission agreements, or other similar agreements or obligations, (iv) any Company Leases, (v) Liens imposed or promulgated by Law or any Governmental Entity, including zoning regulations, permits and licenses, that (in each case) are not violated by any current use, occupancy or activity conducted by the Company or any Company Subsidiary or permitted by any Company Lease, (vi) Liens that are disclosed on any Company Title Insurance Policies or surveys made available by or on behalf of the Company or any Company Subsidiary to Parent prior to the date hereof and, with respect to the Company Ground Leases, Liens on the underlying fee or leasehold interest of the applicable ground lessor, lessor or sublessor, (vii) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s Liens and other similar Liens imposed by Law and incurred in the ordinary course of business that are not yet delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the Company Financial Statements (if such reserves are required pursuant to GAAP), (viii) Liens which will be released or insured over before Closing, (ix) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements, including rights of set off, (x) all public roads and highways, (xi) any purchase money Liens and Liens securing rental payments under capital lease arrangements and Liens incurred in connection with the acquisition of Company Property, in each case, covering personal property, (xii) any other non-monetary Liens, limitations, restrictions or title defects that do not materially impair the continued use and operation of the applicable Company Property as currently used and operated and (xiii) any other Lien approved by Parent.

(c) Neither the Company nor any Company Subsidiary has received written notice with respect to any Company Properties that, (i) any certificate, permit or license from any Governmental Entity having jurisdiction over any such Company Properties or any agreement, easement or other right that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Company Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Company Properties is not in full force and effect as of the date hereof, except for such failures to be in full force and effect that, individually or in the aggregate, would not materially impair the value of the applicable Company Property or the continued use and operation of the applicable Company Property as currently used and operated, or of any pending threat of modification or cancellation of any of same, that would reasonably be expected to have a Company Material Adverse Effect, or (ii) any uncured violation of any Laws affecting any of the Company Properties which would reasonably be expected to have a Company Material Adverse Effect.

(d) Section 3.18(d) of the Company Disclosure Letter sets forth, as of the dates specified therein, (i) the aggregate current monthly rent and (ii) security deposit amounts currently held for each Company Property. Except for discrepancies, errors or omissions that would not reasonably be expected to have a Company Material Adverse Effect, the rent roll summary attached to Section 3.18(d) of the Company Disclosure Letter correctly references each Material Company Lease that was in effect as of the dates shown therein and to which the Company or any Company Subsidiary is a party as lessor or sublessor or licensor with respect to each of the applicable Company Properties.

(e) True and complete copies in all material respects of (i) all material ground and other leases affecting the interest of the Company or any Company Subsidiary in the Company Properties pursuant to which the Company or any Company Subsidiary is lessee or sublessee and all amendments, modifications (including pursuant to any estoppel), guarantees, renewals and extensions exercised related thereto (collectively, the “Company Ground Leases”) and (ii) the Company Leases, in each case in effect as of the date hereof, have been made available to Parent. Except as would not reasonably be expected to have a Company Material Adverse Effect, (A) neither the Company nor any Company Subsidiary is and, to the knowledge of the Company, no other party is in breach or violation of, or default under, any Company Lease or Company Ground Lease, (B) no tenant under a Company Lease is in monetary default under such Company Lease, and (C) each Company Lease or Company Ground Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company or a Company Subsidiary and, to the knowledge of the Company, with respect to the other parties thereto, except as may be limited by (1) bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (2) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law); provided, that for the purposes of clauses (A) and (B) above, no tenant will be deemed to be in monetary breach, violation or default under a Company Lease if such monetary breach, violation or default has continued for a period of less than forty-five (45) days or is with respect to an amount less than $50,000.

(f) As of the date hereof, no purchase option has been exercised under any Material Company Lease for which the purchase has not closed prior to the date hereof.

(g) Neither the Company nor any Company Subsidiary is a party to any agreement pursuant to which the Company or any Company Subsidiary acts as a Company Operator.

(h) The Company and each Company Subsidiary, as applicable, is in possession of, and is the named insured under, title insurance policies or valid marked-up title commitments evidencing title insurance with respect to each Company Property (each, a “Company Title Insurance Policy” and, collectively, the “Company Title Insurance Policies”). A copy of each Company Title Insurance Policy in the possession of the Company has been made available to Parent. No written claim has been made against any Company Title Insurance Policy, which would reasonably be expected to have a Company Material Adverse Effect.

(i) The Company and the Company Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all furniture, fixtures and equipment owned, used or held for use by them as of the date hereof (other than property owned by tenants and used or held in connection with the applicable tenancy and other than property owned by any third party managers), except as would not reasonably be expected to have a Company Material Adverse Effect. Section 3.18(i) of the Company Disclosure Letter sets forth as of the date hereof all leased personal property of the Company or any Company Subsidiary with annual lease obligations in excess of $500,000 and that are not terminable upon thirty (30) days’ notice.

(j) Except as set forth on Section 3.18(j) of the Company Disclosure Letter (the “Permitted Development Expenditures”), none of the Company and the Company Subsidiaries have any obligation pursuant to any Contract with any operator of any Company Property or any of such Person’s Affiliates to expend funds to develop or re-develop any Company Property, or to improve, maintain or repair, or to fund the improvement, maintenance or repair, of any of the Company Properties that in the aggregate are in excess of $5 million.

(k) There is no pending, or to the Company’s knowledge threatened, appropriation, condemnation or like proceeding or order of all or substantially all of any Company Property (or sale or other disposition of any Company Property in lieu of any condemnation or like action).

Section 3.19 Information in the Form S-4 and Joint Proxy Statement. None of the information supplied or to be supplied in writing by or on behalf of the Company or any Company Subsidiary for inclusion or incorporation by reference in (a) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Joint Proxy Statement will, at the date it is first mailed to the stockholders of the Company and of Parent, at the time of the Company Stockholder Meeting and the Parent Stockholder Meeting or at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions, to the extent relating to the Company or any Company Subsidiary or other information supplied by or on behalf of the Company or any Company Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Entity (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein. The representations and warranties contained in this Section 3.19 will not apply to statements or omissions included in the Form S-4 or the Joint Proxy Statement to the extent based upon information supplied by or on behalf of Parent or Merger Sub.

Section 3.20 Opinion of Financial Advisors. The Company Board of Directors has received the opinion of Goldman, Sachs & Co. (the “Company Financial Advisors”), dated October 30, 2014, to the effect that, as of such date and based on and subject to the assumptions, qualifications, limitations and other matters set forth in such written opinion, the Exchange Ratio is fair from a financial point of view to the holders of Company Common Stock. The Company will make a copy of such opinion available to Parent, for informational purposes only, after receipt of such opinion by the Company Board of Directors, and it is agreed and understood that such opinion may not be relied on by Parent or Merger Sub.

Section 3.21 Insurance. The Company and its Subsidiaries have obtained and maintained in full force and effect insurance in such amounts, on such terms and covering such risks as the Company’s management believes is reasonable and customary for its business. The Company or the applicable Company Subsidiary has paid, or caused to be paid, all premiums due under such policies and is not in default with respect to any obligations under such policies in any material respect. All such policies are valid, outstanding and enforceable and neither the

Company nor any of its Subsidiaries has agreed to modify or cancel any of such insurance policies nor has the Company or any of its Subsidiaries received any notice of any actual or threatened modification or cancellation of such insurance other than in the ordinary course of business consistent with past practice or such as is normal and customary in the Company’s industry.

Section 3.22 Related Party Agreements. Except as set forth in the Company SEC Documents made through and including the date hereof or as permitted by this Agreement, no agreements, arrangements or understandings between the Company or any Company Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any affiliate (including any past or present officer or director or employee of the Company or the Company Operating Partnership) thereof, on the other hand (other than those exclusively among the Company and the Company Subsidiaries), are in existence that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 3.23 Mortgage Backed Securities. Neither the Company nor any Company Subsidiary is the owner of or issuer of market mortgage backed securities.

Section 3.24 Mortgage Loans. Neither the Company nor any Company Subsidiary is the holder of any mortgage loans.

Section 3.25 Brokers; Expenses. No broker, investment banker, financial advisor or other Person (other than the Company Financial Advisors and the Persons listed on Section 3.25 of the Company Disclosure Letter, whose fees and expenses shall be paid by the Company), is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

Section 3.26 Takeover Statutes. None of the Company or any Company Subsidiary is, nor at any time during the last two (2) years has been, an “interested stockholder” of Parent as defined in Section 3-601 of the MGCL or a “Related Person” as defined in the Parent’s charter. The Company Board of Directors has taken all action necessary to render inapplicable to the Merger and the other Transactions, the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL and Subtitle 7 of Title 3 of the MGCL. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement, the Merger or the other Transactions.

Section 3.27 Dissenters’ Rights. No dissenters’, appraisal or similar rights are available to the holders of Company Common Stock or the Company OP Units with respect to the Merger or the other Transactions.

Section 3.28 Vote Required. The Company Stockholder Approval is the only vote of the holders of any class or series of shares of stock of the Company necessary to approve the Transactions, including the Merger.

Section 3.29 Investigation; Limitation on Warranties; Disclaimer of Other Representations and Warranties. The Company has conducted its own independent review and analysis of the business, operations, assets, intellectual property, technology, liabilities, results of operations, financial condition and prospects of Parent and Parent’s Subsidiaries and acknowledges that the Company has been provided access to personnel, properties, premises and records of Parent and Parent’s Subsidiaries for such purposes. In entering into this Agreement, the Company has relied solely upon the representations and warranties set forth in this Agreement and its independent investigation and analysis of Parent and Parent’s Subsidiaries, and the Company acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Parent, any of Parent’s Subsidiaries, or any of their respective affiliates, stockholders, controlling persons or Parent’s Representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement, none of Parent or Merger Sub makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger, and the Company is not relying on any representation or warranty except for those expressly set forth in this Agreement.

ARTICLE IV

REPRESENTATIONS AND

WARRANTIES OF PARENT, MERGER SUB AND PARENT L.P.

The following representations and warranties by the Parent. Merger Sub and the Parent Partnership are qualified in their entirety by reference to the disclosures (a) in the Parent SEC Documents (excluding any disclosures under the captions “Risk Factors” or “Forward Looking Statements” or any other disclosures contained therein to the extent they are predictive, cautionary or forward-looking in nature) filed on or after January 1, 2013 and prior to the date hereof (and then (i) only to the extent that the relevance of any disclosed event, item or occurrence in such Parent SEC Documents to a matter covered by a representation or warranty set forth in this Article IV is reasonably apparent on its face as to matters and items which are the subject of such representation or warranty, and (ii) other than matters required to be disclosed for purposes of Sections 4.1, 4.2 and 4.8(b), which matters shall only be qualified by specific disclosure in the respective corresponding Section of the Parent Disclosure Letter), and (b) set forth in Parent’s disclosure letter delivered to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”). Each disclosure set forth in the Parent Disclosure Letter shall qualify the Section to which it corresponds and any other Section to the extent the applicability of the disclosure to each other Section is reasonably apparent on its face from the text of the disclosure made. The following representations are made by Parent, Merger Sub and the Parent Partnership on a joint and several basis. The Representations and Warranties of Parent, Merger Sub and the Parent Partnership set forth in this Article IV are given without giving effect to any of the transactions contemplated by the Partnership Combination (for example, for purposes of the following representations and warranties, at the Merger Effective Time, the Company will be deemed to be the owner of the Company Properties and Company Subsidiaries in existence immediately prior to the Partnership Combination Effective Time).

Section 4.1 Organization and Qualification; Subsidiaries.

(a) Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub has the requisite corporate power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to conduct its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have a Parent Material Adverse Effect. Parent has delivered to or made available to the Company, prior to the execution of this Agreement, true and complete copies of any amendments or supplements to the Parent Governing Documents not filed as of the date hereof with the SEC and is in compliance with the terms of the Parent Governing Documents in all material respects. The Parent Partnership is in compliance with the terms of the Operating Partnership Agreement of the Parent Partnership (the “Parent Operating Partnership Agreement”) in all material respects. True and complete copies of Parent’s and the Parent Partnership’s minute books and other corporate and partnership records, as applicable, have been made available by Parent to the Company.

(b) Each Subsidiary of Parent (each, a “Parent Subsidiary”) (i) is duly organized, validly existing, in good standing (with respect to jurisdictions which recognize such concept) under the Laws of the jurisdiction of its organization and is in compliance in all material respects with the terms of its constituent organizational or governing documents, (ii) has all requisite corporate, partnership, limited liability company or other company (as the case may be) power and authority to conduct its business as now being conducted, and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.2 Capitalization.

(a) The authorized capital stock of Parent consists of (i) 200,000,000 shares of Parent Common Stock and (ii) 20,000,000 shares of preferred stock, par value $0.10 per share. At the close of business on October 30, 2014, and, subject to any changes permitted in accordance with Section 5.2, at the Closing Date, (A) 127,427,232 shares of Parent Common Stock were issued and outstanding (which includes 45,303 shares of restricted stock outstanding), and (B) no shares of Parent preferred stock were issued and outstanding. Section 4.2(a) of the Parent Disclosure Letter sets forth all Parent Common Stock authorized for future issuance as of the date hereof. All of the outstanding shares of Parent capital stock are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with applicable securities Laws, and all shares of Parent Common Stock to be issued in connection with the Merger, when so issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and will be issued in compliance with applicable securities Laws. Except as set forth in this Section 4.2, there is no other outstanding capital stock of Parent. As of the date hereof, there are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) (“Parent Voting Debt”) of Parent or any Parent Subsidiary issued and outstanding. Except for the equity awards and deferred stock units set forth on Section 4.2(a) of the Parent Disclosure Letter and outstanding as of the date hereof (the “Parent Equity Awards”), as of the date hereof, there are no (1) options, warrants, calls, profits interest units, stock appreciation rights, restricted stock, restricted stock units, “phantom” stock rights, performance units, other equity or equity-linked compensation awards, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any kind, including any stockholder rights plan, relating to the issued or unissued capital stock of Parent or any Parent Subsidiary, obligating Parent or any Parent Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Parent Voting Debt of, or other equity interest in, Parent or any Parent Subsidiary or securities convertible into or exchangeable for such shares or equity interests, or obligating Parent or any Parent Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment (collectively, “Parent Equity Interests”) or (2) outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or any capital stock of, or other Parent Equity Interests in, Parent or any Parent Subsidiary or any other Person, including under any stock repurchase plan, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in Parent, any Parent Subsidiary or any other Person.

(b) There are no voting trusts, proxies or other agreements to which Parent or any Parent Subsidiary is a party with respect to the voting of the Parent Common Stock or any capital stock of, or other Parent Equity Interest, of Parent or any Parent Subsidiary. Neither Parent nor any Parent Subsidiary has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any capital stock or other Parent Equity Interests of Parent. There are no outstanding obligations to which Parent or any Parent Subsidiary is a party (i) restricting the transfer of or (ii) limiting the exercise of voting rights with respect to any capital stock or other Parent Equity Interests in any Parent Subsidiary.

(c) Parent or another Parent Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other Parent Equity Interests of each of the Parent Subsidiaries, free and clear of any Liens (other than transfer and other restrictions under applicable federal and state securities Laws other than, in the case of Parent Subsidiaries that are immaterial to Parent, immaterial Liens), and all of such shares of capital stock or other Parent Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(d) Section 4.2(d) of the Parent Disclosure Letter sets forth as of the date hereof a list of all of the partners of the Parent Partnership, together with the number of units of the Parent Partnership (“Parent Partnership Units”) held by each such partner in the Parent Partnership. As of the date hereof, Merger Sub directly owns all of the issued and outstanding limited Parent Partnership Units, free and clear of any Liens (other than transfer and other restrictions under applicable federal and state securities Laws or the Parent Operating Partnership Agreement), and all Parent Partnership Units have been duly authorized and validly issued and are free of preemptive rights. As of the date hereof, there is no capital stock or other Parent Equity Interests of the Parent Partnership issued and outstanding other than such Parent Partnership Units listed on Section 4.2(d) of the Parent Disclosure Letter. All Parent Partnership Units issued in the Partnership Combination shall be duly authorized and validly issued and free of preemptive rights.

(e) All dividends or other distributions on the shares of Parent Common Stock and any material dividends or other distributions on any securities of any Parent Subsidiary which have been authorized and declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 4.3 Authorization; Validity of Agreement; Necessary Action. Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by each of them of the Transactions have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate action on the part of either Parent and Merger Sub, pursuant to the DGCL, the MGCL or otherwise, is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation by them of the Transactions, subject, in the case of the Merger, to the filing of the Articles of Merger with, and acceptance for record of the Articles of Merger by the SDAT and the due filing of the Certificate of Merger with the Delaware Secretary and, in the case of the issuance of Parent Common Stock in connection with the Merger, to the receipt of the Parent Stockholder Approval and the filing with, and acceptance for record by the SDAT of Articles of Amendment to the Parent’s charter to effect the Parent Stock Charter Amendment and, in the case of the declassification of the Parent Board of Directors, to the approval of the Parent Declassification Charter Amendment by the affirmative vote of holders of Parent Common Stock entitled to cast at least 80% of the votes entitled to be cast thereon and the filing with, and acceptance for record by, the SDAT of Articles of Amendment to Parent’s charter to effect the Parent Declassification Charter Amendment. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery hereof by the Company and the Company Operating Partnership, is a valid and binding obligation of each of Parent and Merger Sub enforceable against each of them in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 4.4 Board Approvals. The Parent Board of Directors, at a meeting duly called and held, has (a) determined that this Agreement, the Merger and the other Transactions, including the Parent Stock Charter Amendment and the Parent Declassification Charter Amendment, are advisable and in the best interests of Parent, (b) duly and validly authorized the execution and delivery of this Agreement and the consummation of the Merger and the other Transactions, (c) approved the issuance of shares of Parent Common Stock in the Merger and directed that such issuance and the Parent Stock Charter Amendment and the Parent Declassification Charter Amendment be submitted for consideration at the Parent Stockholder Meeting and (d) subject to Section 5.3(e), resolved to recommend that the stockholders of Parent vote in favor of the approval of the issuance of shares of Parent Common Stock in the Merger, the Parent Stock Charter Amendment and the Parent Declassification Charter Amendment and to include such recommendation in the Joint Proxy Statement. Parent, as the sole stockholder of Merger Sub, has approved this Agreement and the Merger. Parent, as the general partner of the Parent Partnership, has approved this Agreement, the Parent Partnership Reorganization and the Partnership Combination.

Section 4.5 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the Merger or any of the other Transactions or compliance by Parent and Merger Sub with any of the provisions of this Agreement will (a) contravene, conflict with or result in any breach of any provision of the Parent Governing Documents, the Merger Sub Governing Documents or the comparable organizational or governing documents of any Parent Subsidiary, (b) require any filing by Parent, Merger Sub or any Parent Subsidiary with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity (except for (i) compliance with any applicable requirements of the Exchange Act, (ii) any filings as may be required under the DGCL or the MGCL in connection with the Merger and the Parent Charter Amendments, (iii) such filings with the SEC as may be required to be made by Parent, including the Joint Proxy Statement and the Form S-4, (iv) compliance with any applicable requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (v) such filings as may be required under the rules and regulations of the NYSE in connection with this Agreement or the Merger, or (vi) such filings as may be required in connection with state and local transfer Taxes), (c) result in any breach of or any loss of any benefit or material increase in any cost or obligation of the Parent or any Parent Subsidiary under, or result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including, but not limited to, any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Parent Material Contract, Parent Lease or Parent Mortgage Agreement, (d) violate any Order or Law applicable to Parent, Merger Sub or any Parent Subsidiary or any of their respective properties, assets or operations, or (e) result in the creation or imposition of any Lien (other than a Parent Permitted Lien) on any asset of Parent, Merger Sub or any Parent Subsidiaries; except in each of clauses (b), (c), (d) or (e) where (A) any failure to obtain such permits, authorizations, consents or approvals, (B) any failure to make such filings or (C) any such modifications, violations, rights, impositions, breaches or defaults has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.6 Parent SEC Documents and Parent Financial Statements.

(a) Parent has filed or furnished (as applicable), on a timely basis, with the SEC all forms, reports, certifications, schedules, statements and other documents required by it to be filed or furnished (as applicable) since and including January 1, 2011 under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act) (such documents and any other documents filed or furnished by the Company with the SEC, as have been amended since the time of their filing, collectively, the “Parent SEC Documents”). As of their respective filing dates (or the date of their most recent amendment, supplement or modification), the Parent SEC Documents (i) did not (or with respect to Parent SEC Documents filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied, or with respect to Parent SEC Documents filed after the date hereof, will comply, as the case may be, in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder. All of the audited financial statements and unaudited interim financial statements of Parent included in the Parent SEC Documents (including the related notes and schedules thereto) (collectively, the “Parent Financial Statements”), (A) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of Parent and the Parent Subsidiaries in all material respects, (B) complied as of their respective dates in all material respects with the then-applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (C) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act), and (D) fairly present, in all material respects, the financial position and the results of operations, stockholder’s equity and cash flows of Parent and its consolidated Subsidiaries as of the times and for the periods referred to therein. No Parent Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

(b) Except as set forth in Section 4.6(b) of the Parent Disclosure Letter, to the knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review and the Parent has not received any comments from the SEC with respect to any of the Parent SEC Documents which remain unresolved. None of the Parent SEC Documents is the subject of any confidential treatment request by the Parent.

Section 4.7 Internal Controls; Sarbanes-Oxley Act; Improper Payments.

(a) The Parent and the Parent Subsidiaries have designed and maintained a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorization, (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Since January 1, 2011, (A) Parent has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure, (B) to the knowledge of Parent, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of Parent to material information required to be included in Parent’s periodic reports required under the Exchange Act and (C) to the knowledge of Parent, the principal executive officer and principal financial officer of Parent have disclosed to Parent’s auditors and the audit committee of the Parent Board of Directors (and made summaries of such disclosures available to the Company) (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other individuals who have a significant role in Parent’s internal controls over financial reporting. Since January 1, 2011, neither the Parent nor any Parent Subsidiary has made any prohibited loans to any director or executive officer of the Parent (as defined in Rule 3b-7 promulgated under the Exchange Act).

(b) Neither Parent nor any Parent Subsidiary nor, to the knowledge of Parent, any director, officer or Representative of Parent or any Parent Subsidiary has (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment to any foreign or domestic government official or employee or (iii) made any unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, in each case, in violation in any material respect of any applicable Anti-Corruption Law. Neither Parent nor any Parent Subsidiary has received any written communication that alleges that Parent or any Parent Subsidiary, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law.

Section 4.8 Absence of Certain Changes.

(a) Except as contemplated by this Agreement or in the Parent SEC Documents filed or furnished prior to the date hereof, since January 1, 2014, Parent has conducted, in all material respects, its business in the ordinary course consistent with past practice.

(b) Since January 1, 2014, no Effects have occurred, which have had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.9 No Undisclosed Liabilities. Except (a) as disclosed, reflected or otherwise reserved against or provided for on the Parent Financial Statements, (b) for liabilities and obligations incurred since January 1, 2014 in the ordinary course of business consistent with past practice and (c) for liabilities and obligations incurred under this Agreement or in connection with the Transactions, neither Parent nor any Parent Subsidiary has incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clause (a), (b) or (c), has had, or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.10 Litigation. As of the date hereof, there is no Legal Proceeding pending against (or to Parent’s knowledge, threatened against or naming as a party thereto), the Parent, a Parent Subsidiary, any of the Parent’s or any Parent Subsidiary’s respective property, or any executive officer or director of Parent (in their capacity as such), nor, to the knowledge of Parent, is there any investigation of a Governmental Entity pending or threatened against Parent or any Parent Subsidiary, other than, in each of the foregoing cases, as have not had and would not reasonably be expected to have a Parent Material Adverse Effect (it being understood that, despite the date limitation in this sentence, any such Legal Proceeding or investigation commenced after the date of this Agreement may be taken into account when determining whether a Company Material Adverse Effect has occurred pursuant to Section 4.8(b)). Neither Parent nor any Parent Subsidiary is subject to any outstanding Order of a Governmental Entity which has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.11 Labor and Other Employment Matters; Employee Benefit Plans.

(a) Except as disclosed in Section 4.11 of the Parent Disclosure Letter,

(i) neither the Parent nor the Parent Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization;

(ii) neither the Parent nor the Parent Subsidiaries is the subject of any Legal Proceeding asserting that the Parent or any Parent Subsidiary has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions of employment or any other matter;

(iii) no strike or work stoppage involving the Parent or any Parent Subsidiary is pending or, to the knowledge of the Parent, threatened in writing;

(iv) no complaint, charge or Legal Proceeding by or before any Governmental Entity brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of its employees or relating to its employees or employment practices (including charges of unfair labor practices) or working conditions is pending or, to the knowledge of the Parent, threatened in writing against the Parent or any Parent Subsidiary;

(v) neither the Parent nor any Parent Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices;

(vi) no labor organization or group of employees of the Parent or any Parent Subsidiary has made, in writing, a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority;

(vii) the Parent and each Parent Subsidiary is in material compliance with all applicable Laws relating to the employees and the engagement of leased employees, consultants and independent contractors, including all Laws regarding discrimination, harassment, affirmative action, terms and conditions of employment, wage and hour requirements (including the proper classification of, compensation paid to, and related withholding with respect to employees, leased employees, consultants and independent contractors), leaves of absence, reasonable accommodation of disabilities, occupational health and safety requirements, workers’ compensation and employment practices; and

(viii) the Parent and each Parent Subsidiary has complied with the Worker Adjustment and Retraining Notification Act and any similar statutes, where applicable.

(b) Each material Benefit Plan sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Parent or any Parent Subsidiary or their respective ERISA Affiliates (the “Parent Benefit Plans”) has been maintained, operated and administered in compliance in all material respects with its terms and in compliance in all material respects with the requirements prescribed by applicable Law.

(c) Neither the execution of this Agreement nor the consummation of the Transactions will, individually or together with the occurrence of any other event, (A) result in the payment by the Parent, the Parent Subsidiaries or their respective ERISA Affiliates of any amount or benefit to a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could, individually, or in combination with any other payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code, (B) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or consultant of the Parent, the Parent Subsidiaries or their respective ERISA Affiliates, (C) limit or restrict the right of the Parent, the Parent Subsidiaries or their respective ERISA Affiliates to merge, amend or terminate any Parent Benefit Plan, or (D) require a “gross-up” or other payment to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1).

(d) Each Parent Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (a “Parent Qualified Plan”) has received a favorable and current determination letter from the IRS, or with respect to a prototype plan, can rely on an opinion letter from the IRS to the prototype plan sponsor, to the effect that such Parent Qualified Plan and the related trust are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and, to Parent’s knowledge, nothing has occurred that could reasonably be expected to adversely affect the qualified status of any Parent Qualified Plan or the exempt status of any such trust. During the past seven (7) years, neither the Parent, the Parent Subsidiaries nor any of their respective ERISA Affiliates has maintained, sponsored, been required to contribute to, has or had any liability with respect to, any Benefit Plan subject to Title IV of ERISA or Section 412 of the Code. Neither the Parent, the Parent Subsidiaries nor any of their respective ERISA Affiliates has at any time within the past six (6) years maintained, established, sponsored, participated in or contributed to, or has any liability (whether contingent or otherwise) with respect to any “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code.

(e) No Parent Benefit Plan provides, and neither the Parent and any of its ERISA Affiliates, nor any Parent Subsidiary and any of their respective ERISA Affiliates has any obligation to provide any of the following retiree or post-employment benefits to any Person: medical, accident, disability, life insurance, death or welfare benefits, except as required by COBRA.

(f) The Parent and the Parent Subsidiaries have not now, or at any time within the past six (6) years contributed to, sponsored or maintained any “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(g) The Parent, the Parent Subsidiaries and their respective ERISA Affiliates have not made any commitment, intention or understanding to create, materially modify or terminate any Parent Benefit Plan.

(h) There is no pending or, to the Parent’s knowledge, threatened, in writing, action relating to a Parent Benefit Plan (other than routine claims for benefits) or under workers’ compensation law, and as of the date hereof, to the knowledge of Parent, no Parent Benefit Plan is the subject of an examination or audit by a Governmental Entity or the subject of an application or filing under or is a participant in or considering being a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity (including the Employee Plans Compliance Resolution System, the Voluntary Fiduciary Correction Program or the Delinquent Filers Voluntary Correction Program).

(i) Each Parent Benefit Plan that is subject to Section 409A of the Code has been administered in material compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings and proposed and final regulations) thereunder. The Parent, the Parent Subsidiaries and their respective ERISA Affiliates do not have any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred under Section 409A of the Code.

Section 4.12 Taxes.

(a) Parent and each Parent Subsidiary has timely filed or caused to be filed with the appropriate Governmental Entity all United States federal income Tax Returns and all other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. Parent and each Parent Subsidiary has timely paid or caused to be paid, or made adequate provisions for, all material amounts of Taxes required to be paid by them, whether or not shown on any Tax Return. True and materially complete copies of all United States federal income Tax Returns that have been filed with the IRS by Parent and the Parent Subsidiaries with respect to the taxable years ending on or after December 31, 2009 have been provided or made available to the Company. Except as set forth on Schedule 4.12(j), the statute of limitations for the assessment of additional Taxes with respect to the United States federal income Tax Returns of the Parent and each Parent Subsidiary have expired for all taxable years ending on or before December 31, 2006.

(b) Parent (i) for all taxable years commencing with Parent’s taxable year ended December 31, 1992 and through December 31, 2013 has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2014 until the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT; and (iv) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Entity to its status as a REIT and no such challenge is pending or, to the knowledge of Parent, threatened.

(c) Except as disclosed on Section 4.12(c) of the Parent Disclosure Letter (i) there are no current disputes, audits, examinations, investigations or other proceedings pending (or threatened in writing), or claims asserted for or with regard to any material amounts of Taxes or material Tax Returns of Parent or any Parent Subsidiary and neither Parent nor any Parent Subsidiary is a part of any Legal Proceeding relating to Taxes; (ii) neither Parent nor any Parent Subsidiary has received a written notice or announcement of any audits, examinations, investigation or other proceedings; (iii) no deficiency for Taxes of Parent or any Parent Subsidiary has been claimed, proposed or assessed, or threatened, in each case, in writing, by any Governmental Entity, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; and (iv) neither Parent nor any Parent Subsidiary has in the past three years received a claim in writing by a Governmental Entity in any jurisdiction in which it does not file Tax Returns or pay any Taxes that it is or may be subject to taxation by that jurisdiction.

(d) Each Parent Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for United States federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation or an association taxable as a corporation. No Parent Subsidiary is a corporation for United States federal income tax purposes, other than a corporation that qualifies as a REIT, as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary.

(e) Neither Parent nor any Parent Subsidiary holds directly or indirectly any asset, the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code.

(f) Parent and each Parent Subsidiary have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including but not limited to withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Entity all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(g) There are no material Liens for Taxes upon any property or assets of Parent or any Parent Subsidiary except for Parent Permitted Liens.

(h) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Parent or any Parent Subsidiary, except for customary indemnification provisions contained in credit or other commercial agreements the primary purposes of which do not relate to Taxes, and after the Closing Date neither Parent nor any Parent Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(i) Except as disclosed on Section 4.12(i) of the Parent Disclosure Letter, since Parent’s formation (i) neither Parent nor any Parent Subsidiary has incurred any material liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code, nor is Parent or any Parent Subsidiary aware of any event, condition, or circumstance that presents a material risk that a material amount of Taxes as described in such sections may be imposed on the Parent or a Parent Subsidiary, and (ii) neither Parent nor any Parent Subsidiary has incurred any material liability for Taxes other than (A) in the ordinary course of business or consistent with past practice, or (B) transfer or similar Taxes arising in connection with acquisitions or dispositions of property. No event has occurred and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentence will be imposed upon Parent or the Parent Subsidiaries.

(j) Except as disclosed on Section 4.12(j) of the Parent Disclosure Letter, (i) neither Parent nor any Parent Subsidiary has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any material amount of Tax that has not since expired; and (ii) neither Parent nor any Parent Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled.

(k) Except as disclosed on Section 4.12(k) of the Parent Disclosure Letter, neither Parent nor any Parent Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law), and neither Parent nor any Parent Subsidiary is subject to any private letter ruling of the IRS or comparable written ruling of any other Governmental Entity with respect to Taxes.

(l) Neither Parent nor any Parent Subsidiary has entered into any transaction that constitutes a “listed transaction” within the meaning of Treasury Regulations Section 1.6011–4(b)(2).

(m) Neither Parent nor any Parent Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax–free treatment under Section 355 of the Code in the two (2) years prior to the date hereof.

(n) Parent is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(o) Neither Parent nor any Parent Subsidiary (A) has been a member of an affiliated group filing a consolidated United States federal income Tax Return or (B) has any material liability for the Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), or as a transferee or successor.

(p) Neither Parent nor any Parent Subsidiary (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

Section 4.13 Contracts.

(a) Except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Material Contract is legal, valid and binding on Parent and each Parent Subsidiary that is a party thereto, and is in full force and effect, except as may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (A) neither Parent nor any Parent Subsidiary, nor, to Parent’s knowledge, any other party thereto, is in breach or violation of, or default under, any Parent Material Contract, and (B) no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Parent Material Contract. Neither Parent nor any Parent Subsidiary has received notice of any violation or default under or notice to terminate, not renew or challenge the validity or enforceability of any Parent Material Contract, except for violations, defaults, notices to terminate or not renew or challenges to the validity or enforceability of any Parent Material Contract that would not reasonably be expected to have a Parent Material Adverse Effect.

(b) As used in this Agreement, “Parent Material Contract” means each Contract in effect as of the date hereof to which Parent or any Parent Subsidiary is a party or by which any of its properties or assets are bound that:

(i) is required to be filed as an exhibit to Parent’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated by the SEC or required to be disclosed by Parent in a Current Report on Form 8-K;

(ii) obligates Parent or any Parent Subsidiary to make (x) non-contingent aggregate annual expenditures (other than principal and/or interest payments, development and redevelopment expenses, or the deposit of other reserves with respect to debt obligations) in excess of $2,000,000 and is not cancelable within ninety (90) days without material penalty to Parent or any Parent Subsidiary, except for any Parent Lease, Parent Mortgage Agreement or Parent Ground Lease, or (y) non-contingent development or redevelopment expenditures;

(iii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to Parent, or which restricts the conduct of any line of business, in each case that is materially adverse to Parent and the Parent Subsidiaries, taken as a whole, except for any (A) Parent Lease, Parent Mortgage Agreement or Parent Ground Lease or (B) recorded property declarations, recorded reciprocal easement agreements or recorded restrictive covenant agreements affecting any Parent Property, which Parent Leases, Parent Mortgage Agreements, Parent Ground Leases, declarations and agreements contain non-compete or exclusivity provisions restricting activities of Parent or any Parent Subsidiary or restricting the conduct of any line of business by Parent or any Parent Subsidiary, in each case, solely within a twenty-five (25) mile radius of the applicable Parent Property;

(iv) constitutes an Indebtedness obligation of Parent or any Parent Subsidiary with a principal amount greater than $4,000,000;

(v) requires Parent or any Parent Subsidiary to dispose of or acquire assets or properties (other than any real property) that (together with all of the assets and properties subject to such requirement in such Contract) have a fair market value in excess of $2,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(vi) constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a forward, swap or other hedging transaction of any type, whether or not entered into for bona fide hedging purposes that in the aggregate are in excess of $2 million;

(vii) sets forth the operational terms of a joint venture, partnership or similar arrangement;

(viii) constitutes a loan to any Person (other than a wholly owned Parent Subsidiary) by Parent or any Parent Subsidiary (other than advances made pursuant to any Parent Lease, Parent Mortgage Agreement or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a Parent Lease or Parent Mortgage Agreement with respect to the development, construction or equipping of Parent Properties or Parent Mortgage Properties or the funding of improvements to Parent Properties or Parent Mortgage Properties) in an amount in excess of $2,000,000;

(ix) prohibits the pledging of the capital stock of Parent or any Parent Subsidiary or prohibits the issuance of guarantees by any Parent Subsidiary, except for any Parent Lease or Parent Ground Lease or recorded property declarations, recorded reciprocal easement agreements or recorded restrictive covenant agreements affecting any Parent Property;

(x) has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of $1,000,000; or

(xi) is both (A) not made in the ordinary course of business consistent with past practice and (B) material to Parent and the Parent Subsidiaries, taken as a whole, except, in each case, for any Parent Lease or any Parent Ground Lease or any recorded property declarations, recorded reciprocal easement agreements or recorded restrictive covenant agreements affecting any Parent Property.

Section 4.14 Investment Company Act. Neither Parent nor any Parent Subsidiary is required to be registered as an investment company under the Investment Company Act of 1940, as amended.

Section 4.15 Environmental Matters. Parent and each Parent Subsidiary are, and have been since January 1, 2009, in compliance with all Environmental Laws, except for such non-compliance that has not had and would not reasonably be expected to have a Company Material Adverse Effect. To Parent’s knowledge, the aggregate outstanding liability of Parent and its Subsidiaries with respect to any violations of Environmental Laws or the sampling, monitoring, treatment, remediation, removal or clean-up of Hazardous Substances does not exceed $25,000,000.

Section 4.16 Intellectual Property. Except as would not have, or would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent or one of Parent Subsidiaries owns or otherwise has all Intellectual Property Rights necessary to conduct the business of Parent as conducted prior to the Closing Date and (ii) since January 1, 2012, Parent has not received any written notice relating to any actual or alleged infringement, misappropriation or violation of any Intellectual Property Right of another Person by Parent or any Parent Subsidiary.

Section 4.17 Compliance with Laws; Permits.

(a) (i) Each of Parent and the Parent Subsidiaries has complied and is in compliance with all Laws which affect the business, properties, assets or operations of Parent and the Parent Subsidiaries, and (ii) no notice, charge or assertion has been received by Parent or any Parent Subsidiary or, to Parent’s knowledge, threatened against Parent or any Parent Subsidiary alleging any non-compliance with any such Laws, except with respect to clauses (i) and (ii) above, for such non-compliance that has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Except as would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent and the Parent Subsidiaries are, and, to Parent’s knowledge, each Parent Operator is, in compliance in all material respects with all applicable Health Care Laws relating to the ownership and operation of the Parent Properties, (ii) neither Parent nor the Parent Subsidiaries or, to Parent’s knowledge, any Parent Operator, has received any written notice from any Governmental Entity alleging any material violation of any applicable Health Care Law relating to the ownership and operation of the Parent Properties, and (iii) to Parent’s knowledge, no Legal Proceeding or Order by any Governmental Entity exists or is pending against the Parent Properties or any Parent Operator, alleging any material failure to comply with Health Care Laws relating to the ownership and operation of the Parent Properties.

(c) Parent and the Parent Subsidiaries are in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Entity and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy, necessary for Parent and the Parent Subsidiaries to own, lease and operate their properties or for Parent and the Parent Subsidiaries to carry on their respective businesses substantially as is being conducted as of the date hereof, materially in accordance with applicable Health Care Laws, and substantially in the manner described in the Parent SEC Documents filed prior to the date hereof (the “Parent Permits”), and all such Parent Permits are valid, and in full force and effect, except, in each case, where the failure to possess and maintain such Parent Permits in full force and effect has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(d) Except as would not reasonably be expected to be a Parent Material Adverse Effect, each Parent Subsidiary that is required to be certified for participation in and reimbursement under any material Third Party Payor program is so certified and has current provider numbers and provider agreements for each material Third Party Payor program under which it is presently receiving payments.

Section 4.18 Properties.

(a) Other than as required by any Parent Leases, neither Parent nor any Parent Subsidiary is (A) obligated to dispose of any material Parent Property or (B) bound by any unexpired option to purchase agreement, right of first refusal or first offer or any other right to purchase, ground lease or otherwise acquire any Parent Property.

(b) Parent or a Parent Subsidiary is the legal and beneficial owner of, and has good and insurable freehold or fee simple title or valid leasehold title (as applicable) to, each of the Parent Properties, in each case, free and clear of Liens except for Parent Permitted Liens. For the purposes of this Agreement, “Parent Permitted Liens” means (i) Liens securing any Indebtedness set forth in Section 4.18(b)(i) of the Parent Disclosure Letter, (ii) Liens that result from any Laws or other Liens for Taxes or assessments that are not delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the Parent Financial Statements (if such reserves are required pursuant to GAAP) or are being contested by a tenant pursuant to, and in compliance with, the procedures set forth in the applicable Parent Leases, (iii) Liens arising under any Parent Material Contracts or other service contracts, management agreements, leasing commission agreements, or other agreements or obligations, (iv) any Parent Leases, (v) Liens imposed or promulgated by Law or any Governmental Entity, including zoning regulations, permits and licenses, that (in each case) are not violated by any current use, occupancy or activity conducted by Parent or any Parent Subsidiary or permitted by any Parent Lease, (vi) Liens that are disclosed on any Parent Title Insurance Policies or surveys made available by or on behalf of Parent or any Parent Subsidiary to Parent prior to the date hereof and, with respect to the Parent Ground Leases, Liens on the underlying fee or leasehold interest of the applicable ground lessor, lessor or sublessor, (vii) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s Liens and other similar Liens imposed by Law and incurred in the ordinary course of business that are not yet delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the Parent Financial Statements (if such reserves are required pursuant to GAAP), (viii) Liens which will be released or insured over before Closing, (ix) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements, including rights of set off, (x) all public roads and highways, (xi) any purchase money Liens and Liens securing rental payments under capital lease arrangements incurred in connection with the acquisition of Parent Property, in each case covering personal property, (xii) any non-monetary Liens, limitations, restrictions or title defects that do not materially impair the continued use and operation of the applicable Parent Property as currently used and operated and (xiii) any other Lien approved by the Company.

(c) Neither Parent nor any Parent Subsidiary has received written notice with respect to any Parent Properties that, (i) any certificate, permit or license from any Governmental Entity having jurisdiction over any such Parent Properties or any agreement, easement or other right that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Parent Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Parent Properties is not in full force and effect as of the date hereof, except for such failures to be in full force and effect that, individually or in the aggregate, would not materially impair the value of the applicable Parent Property or the continued use and operation of the applicable Parent Property as currently used and operated, or of any pending threat of modification or cancellation of any of same, that would reasonably be expected to have a Parent Material Adverse Effect, or (ii) any uncured violation of any Laws affecting any of the Parent Properties which would reasonably be expected to have a Parent Material Adverse Effect.

(d) True and complete copies in all material respects of (i) all material ground and other leases affecting the interest of Parent or any Parent Subsidiary in the Parent Properties pursuant to which Parent or any Parent Subsidiary is lessee or sublessee and all amendments, modifications (including pursuant to any estoppel), guarantees, renewals and extensions exercised related thereto (collectively, the “Parent Ground Leases”), (ii) the Parent Leases, and (iii) the Parent Mortgage Agreements, in each case in effect as of the date hereof, have been made available to the Company. Except as would not reasonably be expected to have a Parent Material Adverse Effect, (A) neither Parent nor any Parent Subsidiary is and, to the knowledge of Parent, no other party is in breach or violation of, or default under, any Parent Lease, Parent Mortgage Agreement, or Parent Ground Lease, (B) no tenant under a Parent Lease is in monetary default under such Parent Lease, nor is any borrower under a Parent Mortgage Agreement in monetary default under such Parent Mortgage Agreement, and (C) each Parent Lease, Parent Mortgage Agreement, or Parent Ground Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to Parent or a Parent Subsidiary and, to the knowledge of Parent, with respect to the other parties thereto, except as may be limited by (1) bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (2) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law); provided, that for the purposes of clauses (A) and (B) above, no tenant will be deemed to be in monetary breach, violation or default under a Parent Lease if such monetary breach, violation or default has continued for a period of less than forty-five (45) days or is with respect to an amount less than $100,000.

(e) Except as set forth on Section 4.18(e) of the Parent Disclosure Letter , as of the date hereof, no purchase option has been exercised under any Material Parent Lease for which the purchase has not closed prior to the date hereof.

(f) Neither Parent nor any Parent Subsidiary is a party to any agreement pursuant to which Parent or any Parent Subsidiary acts as a Parent Operator.

(g) Parent and each Parent Subsidiary, as applicable, is in possession of, and is the named insured under, title insurance policies or valid marked-up title commitments evidencing title insurance with respect to each Parent Property (each, a “Parent Title Insurance Policy” and, collectively, the “Parent Title Insurance Policies”). A copy of each Parent Title Insurance Policy in the possession of Parent has been made available to the Company. No written claim has been made against any Parent Title Insurance Policy, which would reasonably be expected to have a Parent Material Adverse Effect.

(h) Parent and the Parent Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all furniture, fixtures and equipment owned, used or held for use by them as of the date hereof (other than property owned by tenants and used or held in connection with the applicable tenancy and other than property owned by any third party managers), except as would not reasonably be expected to have a Parent Material Adverse Effect.

(i) There is no pending, or to Parent’s knowledge, threatened, appropriation, condemnation or the like proceeding or order of all or substantially all of any Parent Property (or sale or other disposition of any Parent Property in lieu of any condemnation or like action).

Section 4.19 Opinion of Financial Advisor. The Parent Board of Directors has received the opinion of the Parent Financial Advisor, dated October 30, 2014, to the effect that, as of such date and based on and subject to the assumptions, qualifications, limitations and other matters set forth in such written opinion, the Exchange Ratio to be paid by Parent in the Merger is fair from a financial point of view to Parent. The Parent will make a copy of such opinion available to the Company, for informational purposes only, after receipt of such opinion by the Parent Board of Directors, and it is agreed and understood that such opinion may not be relied on by the Company or the Company Subsidiaries.

Section 4.20 Information in the Form S-4 and Joint Proxy Statement. None of the information supplied or to be supplied in writing by or on behalf of Parent or any Parent Subsidiary for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to the stockholders of the Company and of Parent, at the time of the Company Stockholder Meeting and the Parent Stockholder Meeting, or at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that Parent is responsible for filing with the SEC in connection with the Transactions, to the extent relating to Parent or any Parent Subsidiary or other information supplied by or on behalf of Parent or any Parent Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Entity (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein. The representations and warranties contained in this Section 4.20 will not apply to statements or omissions included in the Form S-4 or the Joint Proxy Statement to the extent based upon information supplied to Parent by or on behalf of the Company.

Section 4.21 Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

Section 4.22 Insurance. Parent and its Subsidiaries have obtained and maintained in full force and effect insurance in such amounts, on such terms and covering such risks as Parent’s management believes is reasonable and customary for its business. Parent or the applicable Parent Subsidiary has paid, or caused to be paid, all premiums due under such policies and is not in default with respect to any obligations under such policies in any material respect. All such policies are valid, outstanding and enforceable and neither Parent nor any of its Subsidiaries has agreed to modify or cancel any of such insurance policies nor has Parent or any of its Subsidiaries received any notice of any actual or threatened modification or cancellation of such insurance other than in the ordinary course of business consistent with past practice or such as is normal and customary in Parent’s industry.

Section 4.23 Related Party Agreements. Except as set forth in the Parent SEC Documents made through and including the date hereof or as permitted by this Agreement, there are no agreements, arrangements or understandings between Parent or any Parent Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any affiliate (including any past or present officer or director or employee of Parent) thereof, on the other hand (other than those exclusively among Parent and the Parent Subsidiaries) that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.24 Mortgage Backed Securities. Neither Parent nor any Parent Subsidiary is the owner of or issuer of market mortgage backed securities.

Section 4.25 Mortgage Loans. Except as set forth on Section 4.25 of the Parent Disclosure Letter, neither Parent nor any Parent Subsidiary is the holder of any mortgage loans.

Section 4.26 Brokers; Expenses. No broker, investment banker, financial advisor or other Person (other than the Parent Financial Advisor) is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or any of their Subsidiaries.

Section 4.27 Takeover Statutes. None of Parent or any Parent Subsidiary is, nor at any time during the last two (2) years has been, an “interested stockholder” of the Company as defined in Section 3-601 of the MGCL. The Parent Board of Directors has taken all action necessary to render inapplicable to the Merger and the other Transactions, the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL, Subtitle 7 of Title 3 of the MGCL and Section 5.2 of the Parent’s charter. No other Takeover Statutes are applicable to this Agreement, the Merger or the other Transactions.

Section 4.28 Vote Required. The (a) Parent Stockholder Approval and (b) approval of the Parent Declassification Charter Amendment by the affirmative vote of holders of Parent Common Stock entitled to cast at least 80% of the votes entitled to be cast thereon, are the only votes of the holders of any class or series of shares of stock of Parent necessary to approve the Transactions, including the issuance of Parent Common Stock and the approval of the Parent Stock Charter Amendment and the Parent Declassification Charter Amendment, in connection with the Merger.

Section 4.29 Investigation; Limitation on Warranties; Disclaimer of Other Representations and Warranties. Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, intellectual property, technology, liabilities, results of operations, financial condition and prospects of the Company and the Company’s Subsidiaries and acknowledges that each of Parent and Merger Sub has been provided access to personnel, properties, premises and records of the Company and the Company’s Subsidiaries for such purposes. In entering into this Agreement, each of Parent and Merger Sub has relied solely upon the representations and warranties set forth in this Agreement and its independent investigation and analysis of the Company and the Company’s Subsidiaries, and each of Parent and Merger Sub acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company, any of the Company’s Subsidiaries, or any of their respective affiliates, stockholders, controlling persons or Company Representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally. Parent and Merger Sub each acknowledge and agree that, except for the representations and warranties expressly set forth in this Agreement, the Company does not make, or has not made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1 Conduct of Business by the Company Pending the Closing.

(a) The Company agrees that between the date of this Agreement and the Merger Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1 (the “Interim Period”), except as set forth in Section 5.1 of the Company Disclosure Letter, as expressly permitted by this Agreement (including with respect to the Financing or Partnership Combination), as may be required by Law or as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of the Company Subsidiaries to, (i) conduct its business in all material respects in the ordinary course of business consistent with past practice and (ii) use their respective reasonable best efforts to maintain in all material respects their assets and properties in their current condition (ordinary wear and tear excepted), preserve their business organizations intact in all material respects, maintain existing relations and goodwill with Governmental Entities, alliances, customers, lenders, employees, tenants and business associates in all material respects, and maintain the status of the Company as a REIT and each Company Subsidiary as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary, as applicable.

(b) Without limiting the generality of the foregoing, and except as set forth in Section 5.1 of the Company Disclosure Letter, as may be required by Law, as may be expressly permitted by this Agreement, or as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the Interim Period, the Company shall not, and shall not permit any Company Subsidiary to, directly or indirectly:

(i) amend its charter, bylaws or equivalent organizational documents;

(ii) adjust, split, combine, subdivide or reclassify any shares of capital stock or other Company Equity Interests;

(iii) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of stock of the Company or the Company Operating Partnership or other Company Equity Interests, except for (A) the declaration and payment by the Company of quarterly dividends in accordance with past practice for the period up to the Closing Date (including the portion of any month in which the Closing occurs) at a rate not to exceed an annual rate of $1.44 per share of Company Common Stock (the dividends described in this clause (b)(iii)(A), “Company Permitted Dividends”), (B) the declaration and payment of dividends or other distributions to the Company or any Company Subsidiary by any directly or indirectly wholly-owned Company Subsidiary, and (C) dividends or other distributions by any Company Subsidiary that is not wholly owned, directly or indirectly, by the Company, in accordance with the terms of the organizational documents of such Company Subsidiary; provided, however, that, notwithstanding anything herein to the contrary, the Company and any Company Subsidiary shall be permitted to make (or increase) dividends or distributions, including under Sections 858 or 860 of the Code, reasonably necessary for the Company to maintain its status as a REIT under the Code and/or avoid or reduce the imposition of any entity-level income or excise Tax under the Code or applicable state Law;

(iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or other Company Equity Interests, except (x) any partnership units of the Company Operating Partnership in accordance with the terms of the agreement of limited partnership of the Company Operating Partnership, (y) shares of capital stock in connection with the surrender of shares of Company Common Stock through the cashless exercise of Company Stock Options and (z) the withholding of shares of Company Common Stock to satisfy the withholding Tax obligations with respect to outstanding Company Equity Awards;

(v) (A) grant any Person any right or option to acquire any Company Equity Interests, (B) issue, deliver or sell any additional capital stock or other Company Equity Interests, or (C) enter into any Contract with respect to the sale, voting, registration or repurchase of any capital stock or other Company Equity Interests; provided, however, that the Company may grant awards under the Company Equity Plans and issue shares of Company Common Stock (x) upon the vesting or exercise of any Company Equity Awards outstanding as of the date hereof or Company Equity Awards permitted to be granted after the date hereof under this Agreement, (y) pursuant to the

Company Equity Plans to the extent required under the terms of the Company Equity Plans as in effect as of the date hereof or in accordance with the past practices of the Company in 2014 and 2013 (which includes the condition that the awards will be unvested when granted and made subject to similar vesting conditions) and provided the number of shares of Company Common Stock in the aggregate that may be delivered upon or following vesting may not exceed 150,000 shares of Company Common Stock, and (z) in connection with the redemption or exchange of any Company OP Units in accordance with the terms of the Company Operating Partnership Agreement; provided, further, the Company Subsidiaries may issue equity solely to form special purpose entities that will be wholly owned directly or indirectly by the Company as may be reasonably required for the completion of a Company Permitted Acquisition;

(vi) acquire or agree to acquire (including by merger, consolidation or acquisition of stock, equity interests or assets) any real property, personal property (other than personal property at a total cost of less than $500,000 in the aggregate), corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof; provided, however, that any wholly owned Company Subsidiary shall be permitted to acquire real property (via acquisition of the fee interest, leasehold interest or the equity interest in the entity which owns the leasehold interest or the fee interest) in the ordinary course of business consistent with past practice with an aggregate value of up to $50,000,000 upon five (5) business days prior notice to Parent; provided, further, that the failure to provide such notice shall not constitute a breach hereunder (each such acquisition, together with any other acquisitions identified on Section 5.1 of the Company Disclosure Letter, a “Company Permitted Acquisition”);

(vii) sell, pledge, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any Company Property or other tangible assets of the Company or any Company Subsidiary, except (A) pledges and encumbrances on Company Property in the ordinary course of business consistent with past practices and that would not be material to any Company Property, and (B) with respect to any tangible property or assets with a net book value of less than $25,000,000 in the aggregate upon five (5) business days prior notice to Parent; provided, however, that the failure to provide such notice shall not constitute a breach hereunder;

(viii) incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any Indebtedness or other debt securities or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than Indebtedness of a wholly owned Company Subsidiary that is permitted hereunder), except (A) Indebtedness incurred under the Company’s existing revolving credit facility for working capital purposes in the ordinary course of business consistent with past practice (including to the extent necessary to pay dividends permitted under this Agreement) in an aggregate amount not to exceed $50,000,000 upon five (5) business days prior notice to Parent; provided, however, that the failure to provide such notice shall not constitute a breach hereunder, or (B) unsecured, unsubordinated Indebtedness to or among the Company and the Company Subsidiaries in the ordinary course of business consistent with past practice;

(ix) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) by the Company or a wholly owned Company Subsidiary to the Company or a wholly owned Company Subsidiary, which would be permitted under Section 5.1(b)(viii), (B) loans or advances required to be made under any of the existing Company Leases or ground leases affecting the Company Properties, (C) loans or advances to non-affiliate tenants in the ordinary course of business consistent with past practice in connection with capital expenditures for the improvement, maintenance or repair of a Company Property at a capitalization rate to the Company of at least eight percent (8%) or (D) Permitted Development Expenditures;

(x) enter into, renew, materially modify or amend, terminate, or waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any contract that, if existing as of the date hereof, would be a Company Material Contract), other than (A) any termination or renewal in accordance with the terms of such existing Company Material Contract that occur automatically without any action by the Company or any Company Subsidiary, (B) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which the Company or any Company Subsidiary is a party as required or necessitated by this Agreement or the Transactions, provided, that any such modification, amendment, waiver or consent does not increase the principal amount thereunder or otherwise adversely affect the Company, any Company Subsidiary or Parent in any material respect, (C) as necessary to comply with the terms of this Agreement or (D) in connection with any Permitted Development Expenditures;

(xi) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Material Company Lease (or any lease for real property that, if existing as of the date hereof, would be a Material Company Lease), except (A) in connection with entering into any new lease (or assuming a lease) in the ordinary course of business consistent with past practice in connection with a Company Permitted Acquisition or (B) renewing, modifying or amending any Company Lease in existence on the date hereof (1) in the ordinary course of business consistent with past practices and (2) where the change (whether an increase or decrease) in the aggregate annual rent payments under any such new lease, when aggregated together with the changes under any other lease with entities affiliated with the tenant, are not greater than $500,000, excluding, in the calculation of such change in rent, any rent increases arising out of landlord funded capital improvements to a Company Property that result in an increase in rent at a capitalization rate of at least eight percent (8%);

(xii) other than with respect to any Security Holder Litigation, which is governed by Section 6.9, waive, release, assign, commence, settle or compromise any pending or threatened Legal Proceeding (A) of or against the Company or any of its Subsidiaries or (B) involving any present, former or purported holder or group of holders of the Company Common Stock or Company OP Units, that in the case of (A) or

(B), (1) requires payment by the Company of an amount in excess of $100,000 in the aggregate, (2) entails the incurrence of any obligation or liability of the Company in excess of such amount, including costs or revenue reductions or obligations that would impose any material restrictions on the business or operations of the Company or its Subsidiaries, or (3) imposes any non-monetary relief or an admission of liability or wrong doing;

(xiii) fail to maintain all financial books and records in all material respects in accordance with GAAP (or any interpretation thereof concurred with by the Company’s independent auditors) or make any material change to its methods of accounting in effect at December 31, 2013, except as required by a change in GAAP (or any interpretation thereof concurred with by the Company’s independent auditors) or in applicable Law, or make any change with respect to accounting policies, unless required by GAAP or the SEC or disclosed in any Company SEC Document filed prior to the date hereof;

(xiv) enter into any new line of business;

(xv) form any new funds, joint ventures or non-traded real estate investment trusts or other pooled investment vehicles;

(xvi) waive, release, assign any material rights or claims or make any payment, direct or indirect, of any liability of the Company or any Company Subsidiary before the same comes due in accordance with its terms, other than in the ordinary course of business consistent with past practice;

(xvii) except as otherwise required pursuant to any written agreement or Benefit Plan as in existence on the date hereof or as otherwise required hereunder, (A) hire or terminate any executive officer or director of the Company or any Company Subsidiary or promote or appoint any Person to a position of executive officer or director of the Company or any Company Subsidiary, (B) increase, or accelerate the vesting or payment of, compensation or other benefits payable or provided to the Company’s directors or executive officers, or (C) enter into, amend or adopt any Benefit Plan; provided, however, that the foregoing clauses (A)-(C) shall not restrict the Company or any of its Subsidiaries from (1) awarding annual performance-related merit increases in base salaries made in the ordinary course of business to executive officers of the Company by an amount that in the aggregate does not exceed 5% of such officers’ current aggregate annual base salaries, (2) awarding annual performance-related merit increases in base salaries or base wages made in the ordinary course of business to all employees other than executive officers of the Company by an amount that in the aggregate does not exceed 5% of such employees’ current aggregate annual base salaries and base wages, (3) increasing annual bonus opportunities made in the ordinary course of business consistent with past practice, or (4) entering into or making available to newly hired employees (not including executive officers) or to employees (not including executive officers) in the context of promotions based on job performance or workplace requirements, including replacement of an open position, in each case in the ordinary course of business, plans, agreements, benefits and compensation arrangements that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees (not including executive officers) in similar positions;

(xviii) take or fail to take any action, which action or failure would reasonably be expected to cause (A) the Company to fail to qualify as a REIT or (B) any Company Subsidiary to cease to be treated as any of (x) a partnership or disregarded entity for United States federal income tax purposes or (y) a REIT, a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xix) (A) enter into any Company Tax Protection Agreement, (B) make, change or rescind any material election relating to Taxes, (C) change a material method of Tax accounting, (D) amend any material Tax Return, (E) settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, (F) enter into any material closing agreement related to Taxes, or (G) knowingly surrender any right to claim any material Tax refund, or (H) give or request any waiver of a statute of limitation with respect to any material Tax Return, except in each case as reasonably necessary to (1) comply with Law or (2) (x) preserve the Company’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a REIT, Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xx) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in connection with a Company Permitted Acquisition;

(xxi) amend or modify the engagement letters entered into with the Company Financial Advisor or the Persons listed on Section 3.25 of the Company Disclosure Letter, in a manner adverse to the Company, any Company Subsidiary or Parent, or engage other financial advisers in connection with the Transactions;

(xxii) make or commit to make any capital expenditures that are not in respect of Company Properties that are in excess of $500,000 individually or $2,000,000 in the aggregate;

(xxiii) take any action under the Company Governing Documents or otherwise (including by resolution) that would give dissenters’, appraisal or similar rights to the holders of Company Common Stock with respect to the Merger or the other Transactions; or

(xxiv) authorize, or enter into any contract, agreement or binding commitment or arrangement to do any of the foregoing.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company from taking any action, at any time or from time to time, that in the reasonable judgment of the Company Board of Directors, upon advice of counsel to the Company and with prior written notice to Parent, is reasonably necessary for the Company to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Merger Effective Time, including making dividend or other distribution payments to stockholders of the Company in accordance with this Agreement or otherwise. If the Company proposes to take any such action, it shall notify Parent as soon as reasonably practicable prior to the taking of such action.

Section 5.2 Conduct of Business by Parent Pending the Closing.

(a) Parent agrees that during the Interim Period, except as set forth in Section 5.2 of the Parent Disclosure Letter, as expressly permitted by this Agreement (including with respect to the Financing or Partnership Combination), as may be required by Law or as consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), Parent shall, and shall cause each of the Parent Subsidiaries to, (i) conduct its business in all material respects in the ordinary course of business consistent with past practice, and (ii) use their respective reasonable best efforts to maintain in all material respects their assets and properties in their current condition (ordinary wear and tear excepted), preserve their business organizations intact in all material respects, and maintain existing relations and goodwill with Governmental Entities, alliances, customers, lenders, tenants, employees and business associates in all material respects and maintain the status of Parent as a REIT and each Parent Subsidiary as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary, as applicable.

(b) Without limiting the generality of the foregoing clause (a), and except as set forth in Section 5.2 of the Parent Disclosure Letter, as permitted by this Agreement, as required by Law or as consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), during the Interim Period, Parent shall not, and shall not permit any Parent Subsidiary to, directly or indirectly:

(i) amend its charter, bylaws or equivalent organizational documents in a manner adverse to the Company;

(ii) adjust, split, combine, subdivide or reclassify any shares of capital stock or other Parent Equity Interests;

(iii) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Parent or other Parent Equity Interests, except for the declaration and payment by Parent of dividends for the period up to the Closing Date (including the portion of any month in which the Closing occurs) in an aggregate amount not to exceed in respect of Parent Common Stock, (x) 100% of Parent’s Cash Available for Distribution minus (y) the amount of any redemption, purchase or other acquisition of any capital stock of Parent or other Parent Equity Interests effected during the Interim Period (the dividend described in this clause (b)(iii), the “Parent Permitted Dividend”); provided, however, that, notwithstanding anything herein to the contrary, Parent and any Parent

Subsidiary shall be permitted to make (or increase) dividends or distributions, including under Sections 858 or 860 of the Code, reasonably necessary for Parent to maintain its status as a REIT under the Code and/or avoid or reduce the imposition of any entity-level income or excise Tax under the Code or applicable state Law;

(iv) (A) grant any Person any right or option to acquire any Parent Equity Interests, (B) issue, deliver or sell any additional capital stock or other Parent Equity Interests, or (C) enter into any Contract with respect to the sale, voting or registration of any capital stock or other Parent Equity Interests; provided, however, that Parent may grant awards under the Parent Equity Plan and issue shares of Parent Common Stock (x) upon the vesting or exercise of any Parent Equity Awards outstanding as of the date hereof or Parent Equity Awards permitted to be granted after the date hereof under this Agreement, and (y) pursuant to the Parent Equity Plan to the extent required under the terms of the Parent Equity Plan as in effect as of the date hereof or in accordance with the past practices of Parent; provided, further, the Parent Subsidiaries may issue equity solely to form special purpose entities that will be wholly owned directly or indirectly by the Parent as may be reasonably required for the completion of a Parent Permitted Acquisition;

(v) acquire or agree to acquire (including by merger, consolidation or acquisition of stock, equity interests or assets) any real property, personal property (other than personal property at a total cost of less than $1,000,000 in the aggregate), corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof; provided, however, that any wholly owned Parent Subsidiary shall be permitted to acquire real property (via acquisition of the fee interest or the equity interest in the entity which owns the fee interest) in the ordinary course of business consistent with past practice with an aggregate value of up to $100,000,000 (each such acquisition, together with any other acquisitions identified on Section 5.2 of the Parent Disclosure Letter, a “Parent Permitted Acquisition”);

(vi) sell, pledge, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any Parent Property or other Parent assets, except (A) pledges and encumbrances on property and assets in the ordinary course of business consistent with past practices and that would not be material to any Parent Property, and (B) with respect to any property or assets with a net book value of less than $50,000,000 in the aggregate;

(vii) incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any Indebtedness or other debt securities or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Parent Subsidiary), except (A) Indebtedness under Parent’s existing revolving credit facility in an amount not to exceed $100,000,000, or (B) Indebtedness to or among Parent and the Parent Subsidiaries;

(viii) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) by Parent or a wholly owned Parent Subsidiary to Parent or a wholly owned Parent Subsidiary, (B) loans or advances required to be made under any of the existing Parent Leases or ground leases affecting the Parent Properties, (C) loans or advances to non-affiliate tenants or borrowers in the ordinary course of business consistent with past practice in connection with capital expenditures for the improvement, maintenance or repair of Parent Property at a capitalization rate to Parent of at least eight percent (8%) or (D) loans or advances to non-affiliate borrowers in the ordinary course of business that constitute Parent Mortgage Agreements with a principal amount of up to $100,000,000 (any such loan also constituting a Parent Permitted Acquisition);

(ix) enter into, renew, materially modify or amend, terminate, or waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any contract that, if existing as of the date hereof, would be a Company Material Contract), other than (A) any termination or renewal in accordance with the terms of such existing Company Material Contract that occur automatically without any action by Parent or any Parent Subsidiary, (B) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which the Company or any Company Subsidiary is a party as required or necessitated by this Agreement or the Transactions, provided, that any such modification, amendment, waiver or consent does not increase the principal amount thereunder or otherwise adversely affect the Company, any Company Subsidiary or Parent in any material respect or (C) as necessary to comply with the terms of this Agreement;

(x) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Material Parent Lease (or any lease for real property that, if existing as of the date hereof, would be a Parent Lease), except (A) in connection with entering into any new lease (or assuming a lease) in the ordinary course of business consistent with past practice in connection with entering into a Parent Permitted Acquisition or (B) renewing, modifying or amending any Parent Lease in existence on the date hereof (1) in the ordinary course of business consistent with past practices or (2) where the change (whether an increase or decrease) in the aggregate annual rent payments under any such new lease, when aggregated together with the changes under any other lease with entities affiliated with the tenant, are not greater than $1,000,000, excluding, in the calculation of such change in rent, any rent increases arising out of landlord funded capital improvements to a Parent Property that result in an increase in rent at a capitalization rate of at least eight percent (8%);

(xi) waive, release, assign, commence, settle or compromise any pending or threatened Legal Proceeding (A) of or against Parent or any of its Subsidiaries or (B) involving any present, former or purported holder or group of holders of the Parent Common Stock, that in the case of (A) or (B), (1) requires payment by Parent of an amount in excess of $1,000,000 in the aggregate, (2) entails the incurrence of any obligation or liability of Parent in excess of such amount, including costs or revenue reductions or obligations that would impose any material restrictions on the business or operations of Parent or its Subsidiaries, or (3) imposes any material non-monetary relief or an admission of material liability or wrong doing;

(xii) fail to maintain all financial books and records in all material respects in accordance with GAAP (or any interpretation thereof concurred with by Parent’s independent auditors) or make any material change to its methods of accounting in effect at December 31, 2013, except as required by a change in GAAP (or any interpretation thereof concurred with by Parent’s independent auditors) or in applicable Law, or make any change with respect to accounting policies, unless required by GAAP or the SEC or disclosed in any Parent SEC Document filed prior to the date hereof;

(xiii) enter into any new line of business;

(xiv) form any new funds, joint ventures or non-traded real estate investment trusts or other pooled investment vehicles;

(xv) except as otherwise required pursuant to any written agreement or Benefit Plan as in existence on the date hereof or as otherwise required hereunder, (A) hire or terminate any executive officer or director of Parent or any Parent Subsidiary or promote or appoint any Person to a position of executive officer or director of Parent or any Parent Subsidiary, (B) increase, or accelerate the vesting or payment of, compensation or other benefits payable or provided to Parent’s directors or executive officers, or (C) enter into, amend or adopt any Benefit Plan; provided however, that the foregoing clauses (A)-(C) shall not restrict Parent or any of its Subsidiaries from (1) awarding annual performance-related merit increases in base salaries made in the ordinary course of business to executive officers of Parent by an amount that in the aggregate does not exceed 5% of such officers’ current aggregate annual base salaries, (2) awarding annual performance-related merit increases in base salaries or base wages made in the ordinary course of business to all employees other than executive officers of Parent by an amount that in the aggregate does not exceed 5% of such employees’ current aggregate annual base salaries and base wages, (3) increasing annual bonus opportunities made in the ordinary course of business consistent with past practice, or (4) entering into or making available to newly hired employees (not including executive officers) or to employees (not including executive officers) in the context of promotions based on job performance or workplace requirements, including replacement of an open position, in each case in the ordinary course of business, plans, agreements, benefits and compensation arrangements that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees (not including executive officers) in similar positions;

(xvi) take or fail to take any action, which action or failure would reasonably be expected to cause (A) Parent to fail to qualify as a REIT or (B) any Parent Subsidiary to cease to be treated as any of (x) a partnership or disregarded entity for United States federal income tax purposes or (y) a REIT, a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xvii) except as set forth in Section 5.2 of the Parent Disclosure Letter, (A) make, change or rescind any material election relating to Taxes, (B) change a material method of Tax accounting, (C) amend any material Tax Return, (D) settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, (E) enter into any material closing agreement related to Taxes, (F) knowingly surrender any right to claim any material Tax refund, or (G) give or request any waiver of a statute of limitation with respect to any material Tax Return, except in each case as reasonably necessary to (1) comply with Law or (2) (x) preserve Parent’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any Parent Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a REIT, Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xviii) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in connection with a Company Permitted Acquisition or the Parent Partnership Restructuring;

(xix) make or commit to make any capital expenditures that are not in respect of Parent Properties that are in excess of $1,000,000 individually or $4,000,000 in the aggregate;

(xx) take any action under the Parent Governing Documents or otherwise (including by resolution) that would give dissenters’, appraisal or similar rights to the holders of Parent Common Stock with respect to the Merger or the other Transactions;

(xxi) authorize, or enter into any contract, agreement or binding commitment or arrangement to do any of the foregoing.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Parent from taking any action, at any time or from time to time, that in the reasonable judgment of the Parent Board of Directors, upon advice of counsel to Parent, is reasonably necessary for Parent to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Merger Effective Time, including making dividend or other distribution payments to stockholders of Parent in accordance with this Agreement or otherwise. If Parent proposes any such action, it shall notify the Company as soon as reasonably practicable prior to the taking of such action.

Section 5.3 No Solicitation; Change in Recommendation.

(a) Except as otherwise expressly provided in this Section 5.3, during the Interim Period, the Company shall not, and shall cause each of its Subsidiaries and use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding any proposal or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal, or furnish to any other Person information or afford to any other Person access to the business, properties, assets or personnel of the Company or any of its Subsidiaries, in each case, in connection with, or for the purpose of knowingly facilitating or assisting, a Competing Proposal, (iii) enter into any Contract (including any letter of intent or agreement in principle) with respect to a Competing Proposal (each, a “Company Acquisition Agreement”), (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement or any Takeover Statute (provided, that notwithstanding anything contained herein to the contrary, the Company may waive any provision that prohibits a confidential proposal being made to the Company Board of Directors (directly or indirectly through the Company’s Representatives)), or (v) agree or publicly propose to do any of the foregoing.

(b) Promptly following the execution of this Agreement, the Company shall, and shall cause each of its Subsidiaries and use reasonable best efforts to cause its and their respective Representatives to, immediately cease any solicitation, discussions or negotiations with any Persons with respect to a Competing Proposal, use reasonable best efforts to take such reasonable action as is necessary to enforce any confidentiality or standstill or provisions of similar effect to which the Company or a Company Subsidiary is a party or of which the Company or a Company Subsidiary is a beneficiary, and use reasonable best efforts to cause any such Person to promptly return and/or destroy all confidential information concerning the Company and the Company’s Subsidiaries to the extent permitted pursuant to a confidentiality agreement with any such Persons that was provided in connection with a Competing Proposal.

(c) Notwithstanding anything to the contrary contained herein, if (i) at any time on or after the date hereof and prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives receives a written Competing Proposal from any Person or group of Persons, which Competing Proposal was made on or after the date hereof and was not solicited in breach by the Company of this Section 5.3 and (ii) the Company Board of Directors determines in good faith, after consultation with outside legal counsel and an independent financial advisor of national reputation, that such Competing Proposal constitutes or is reasonably expected to lead to a Superior Proposal, then the Company and its Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Competing Proposal, provided, that the Company shall promptly provide to Parent any material non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives, and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Competing Proposal. The Company shall promptly (and in any event, within twenty-four (24) hours) notify Parent and Merger Sub after it or any of its Subsidiaries or any of their respective Representatives has received a Competing Proposal or the initial request for non-public information concerning the Company or any Company Subsidiary. Such notice to Parent shall indicate the identity of the Person making such request and include the material terms and conditions of such Competing Proposal.

(d) Following the date hereof, the Company shall keep Parent reasonably informed on a reasonably current basis of any material developments, discussions or negotiations regarding any Competing Proposal (whether made before or after the date hereof) and upon the request of Parent shall apprise Parent of the status of such Competing Proposal. The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 5.3.

(e) Except as expressly permitted by this Section 5.3(e) with respect to the Company or Section 5.3(f) with respect to the Company and Parent, the Company Board of Directors, the Parent Board of Directors and any of their respective committees shall not (i) (A) fail to recommend to their respective stockholders that the Company Stockholder Approval or Parent Stockholder Approval, as applicable, be given or fail to include the Company Board Recommendation or Parent Board Recommendation, as applicable, in the Joint Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or, in a manner adverse to the other Party, modify, the Company Board Recommendation or Parent Board Recommendation, as applicable, (C) adopt, approve or recommend, or publicly propose to approve or recommend to the stockholders of the Company a Competing Proposal or (D) fail to recommend against any pending tender or exchange offer that constitutes a Competing Proposal within ten (10) business days after it is launched (it being understood and agreed that the Company stating that it is continuing to negotiate with the Person that made such Competing Proposal shall not in of itself constitute an Adverse Recommendation Change, provided that the such statement is accompanied by an express statement that the Company Board of Directors has not as of such time changed the Company Board Recommendation and is reaffirming the Company Board Recommendation) (each of the actions described in this clause (i) being referred to as an “Adverse Recommendation Change”), (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement) or (iii) take any action pursuant to Section 8.1(f). Notwithstanding anything to the contrary herein, prior to the time the Company Stockholder Approval is obtained, but not after, the Company Board of Directors may make an Adverse Recommendation Change and terminate this Agreement pursuant to Section 8.1(f) and enter into a Company Acquisition Agreement with respect to a Competing Proposal, if and only if, the Company receives a Competing Proposal that was not solicited in breach by the Company of this Section 5.3 and that the Company Board of Directors determines in good faith, after consultation with outside legal counsel and after obtaining and taking into account the advice of the Company’s independent financial advisor of national reputation, constitutes a Superior Proposal; provided, that in order to make an Adverse Recommendation Change or terminate this Agreement to enter into a Company Acquisition Agreement with respect to a Superior Proposal:

(i) the Company Board of Directors shall have determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the directors’ duties under applicable Law;

(ii) the Company shall have given Parent at least five (5) business days’ prior written notice of its intention to effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.1(f), which notice shall specify in reasonable detail the basis for the Adverse Recommendation Change or termination and the identity of the party making such Superior Proposal and the material terms thereof and include copies of the current drafts of all material agreements between the Company and the party making such Superior Proposal that relate to such Superior Proposal (it being understood and agreed that such notice or the public disclosure by the Company of such notice shall not in and of itself constitute an Adverse Recommendation Change provided that such public disclosure is accompanied by an express statement that the Company Board of Directors has not as of such time changed the Company Board Recommendation);

(iii) the Company shall have negotiated, and shall have caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate; and

(iv) following the end of such notice period, the Company Board of Directors shall have considered in good faith any proposed revisions to this Agreement proposed by Parent (or as to other proposals made by Parent), and shall have determined, after consultation with its outside legal counsel and after obtaining and taking into account the advice of the Company’s independent financial advisor of national reputation that such Superior Proposal would continue to constitute a Superior Proposal even if such revisions were to be given effect; provided, that in the event of any material change to the material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (ii) above and the notice period shall have recommenced (in which case such notice period shall be for three (3) business days instead of five (5) business days); and provided, further, that any purported termination of this Agreement pursuant to this Section 5.3(e) shall be void and of no force and effect, unless the Company termination is in accordance with Section 8.1(f) and the Company pays Parent the Company Termination Payment in accordance with Section 8.2(b) prior to or concurrently with such termination.

(f) Notwithstanding anything to the contrary herein, prior to the time the Company Stockholder Approval is obtained, but not after, the Company Board of Directors may, and prior to the time of the Parent Stockholder Approval is obtained, but not after, the Parent Board of Directors may, make an Adverse Recommendation Change if:

(i) a material favorable development or change in circumstances occurs for such Party after the date of this Agreement that (A) is not related to any Competing Proposal or Parent Acquisition Transaction, as applicable, (B) relates to the business, properties, assets, or prospects of the Party proposing to make an Adverse Recommendation Change pursuant to this Section 5.3(f), and (C) was neither known by nor reasonably foreseeable to the Company Board or Parent Board, as applicable, as of the date of this Agreement (an “Intervening Event”);

(ii) the Company Board of Directors or Parent Board of Directors, as applicable, shall have determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that, as a result of such Intervening Event, failure to take such action would be reasonably likely to be inconsistent with the directors’ duties under applicable Law;

(iii) the Company or Parent, as applicable, shall have given the other Party at least five (5) business days’ prior written notice of its intention to effect an Adverse Recommendation Change pursuant to Section 5.3(f)(i) (which notice shall specify in reasonable detail the basis for the Adverse Recommendation Change);

(iv) the Company or Parent, as applicable, shall have negotiated, and shall have caused its Representatives to negotiate, in good faith with the other Party and its Representatives during such notice period, to the extent such other Party wishes to negotiate; and

(v) following the end of such notice period, the Company Board of Directors or Parent Board of Directors, as applicable, shall have considered in good faith any proposed revisions to this Agreement proposed by the other Party (or as to other proposals made by the other Party), and shall have determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that, as a result of such Intervening Event, failure to make such Adverse Recommendation Change would be reasonably likely to be inconsistent with the directors’ duties under applicable Law even if such revisions were to be given effect.

(g) Nothing in this Section 5.3 shall prohibit the Company Board of Directors from: (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, if failure to do so would violate applicable Law, (ii) making any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) making any other disclosure required under applicable Law, in any such case, if the Company Board of Directors has determined in good faith, after consultation with legal counsel, that the failure to do so would create a material risk of a breach by the Company Board of Directors of its duties; provided, that any disclosures (other than those made pursuant to clause (ii) of this Section 5.3(g)) that are not an express rejection of any applicable Competing Proposal or an express reaffirmation of the Company Board Recommendation shall be considered in determining whether there has been an Adverse Recommendation Change.

(h) The Company acknowledges and agrees that any violation of the restrictions set forth in this Section 5.3 by any Subsidiary of the Company or the Representatives of the Company or any Subsidiary of the Company acting at the direction of the Company or any Company Subsidiary shall be deemed to be a breach of this Section 5.3 by the Company.

(i) As used in this Agreement, “Competing Proposal” shall mean any proposal or offer from any Person (other than Parent and its Subsidiaries) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (i) acquisition of assets of the Company and its Subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (ii) acquisition of 20% or more of the outstanding shares of Company Common Stock, (iii) tender offer or exchange offer that if consummated would result in such Person or “group” acquiring beneficial ownership of 20% or more of the outstanding shares of Company Common Stock, (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any Company Subsidiary that if consummated would result in Persons other the holders of Company Parent Common Stock immediately prior to such transaction owning more than 20% of the outstanding Company Common Stock or stock of the ultimate parent entity immediately following such transaction or (v) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock involved is 20% or more, in each case, other than the Transactions.

(j) As used in this Agreement, “Superior Proposal” shall mean any bona fide written Competing Proposal that was not the result of a breach by the Company of this Section 5.3 and that the Company Board of Directors has determined, after consulting with the Company’s outside legal counsel and independent financial advisor of national reputation is reasonably likely to be consummated in accordance with its terms and that if consummated, and taking into account all financial, legal, regulatory and any other aspects of the transaction described in such Competing Proposal, would reasonably be likely to result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Merger and the other Transactions (including any bona fide written revisions to the terms of this Agreement proposed by Parent in response to such proposal or otherwise); provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Competing Proposal shall be deemed to be references to “50%.”

Section 5.4 Form S-4 and Joint Proxy Statement.

(a) As promptly as reasonably practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and, to the extent required under applicable SEC rules, cause to be filed with the SEC the Joint Proxy Statement, and (ii) Parent shall prepare and cause to be filed with the SEC the Form S-4 with respect to the Parent Common Stock issuable in the Merger, which will include the Joint Proxy Statement with respect to the Company Stockholder Meeting and Parent Stockholder Meeting. Each of the Company and Parent shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act, and (C) keep the Form S-4 effective for so long as necessary to complete the Merger. Each of the Company and Parent shall furnish all information concerning itself, its affiliates and the holders of its capital stock to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC and advise the other Party of any oral comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response). Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent and the Company shall use their respective reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also use reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the receipt of the Company Stockholder Approval or the Parent Stockholder Approval, any information relating to the Company or Parent, or any of their respective affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Joint Proxy Statement or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company and the stockholders of Parent. Nothing in this Section 5.4(b) shall limit the obligations of any Party under Section 5.4(a). For purposes of this Section 5.4, any information concerning or related to the Company, its affiliates or the Company Stockholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent, its affiliates or the Parent Stockholder Meeting will be deemed to have been provided by Parent.

(c) As promptly as practicable following the effective date of the Form S-4, the Company shall, in accordance with applicable Law and the Company Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Company Stockholder Meeting. The Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of the Company entitled to vote at the Company Stockholder Meeting and to hold the Company Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. The Company shall, through the Company Board of Directors, recommend to its stockholders that they give the Company Stockholder Approval, include such recommendation in the Joint Proxy Statement and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, except to the extent that the Company Board of Directors shall have made an Adverse Recommendation Change as permitted by Section 5.3; provided, however, the Company’s obligation to duly call, give notice of, convene and hold the Company Stockholder Meeting shall be unconditional unless this Agreement is terminated in accordance with its terms and shall not be affected by any Adverse Recommendation Change. Notwithstanding the foregoing provisions of this Section 5.4(c), if, on a date for which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, Parent may require the Company, and the Company shall have the right, to adjourn or postpone the Company Stockholder Meeting (provided, that the Company Stockholder Meeting shall not be postponed or adjourned to a date that is more than thirty (30) days after the date for which the Company Stockholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law)); provided, however, the Company Stockholder Meeting may not be postponed or adjourned on the date the Company Stockholder Meeting is scheduled if the Company shall have received proxies in respect of an aggregate number of shares of Company Common Stock, which have not been withdrawn, such that the Company Stockholder Approval will be obtained at such meeting.

(d) As promptly as practicable following the effective date of the Form S-4, Parent shall, in accordance with applicable Law and the Parent Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Parent Stockholder Meeting. Parent shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of Parent entitled to vote at the Parent Stockholder Meeting and to hold the Parent Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall, through the Parent Board of Directors, recommend to its stockholders that they give the Parent Stockholder Approval, include such recommendation in the Joint Proxy Statement, and solicit and use its reasonable best efforts to obtain the Parent Stockholder Approval, except to the extent that the Parent Board of Directors shall have made an Adverse Recommendation Change as permitted by Section 5.3; provided, however, Parent’s obligation to duly call, give notice of, convene and hold the Parent Stockholder Meeting shall be unconditional unless this Agreement is terminated in accordance with its terms and shall not be affected by any Adverse Recommendation Change. Notwithstanding the foregoing provisions of this Section 5.4(d), if, on a date for which the Parent Stockholder Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Parent Stockholder Approval, whether or not a quorum is present, the Company may require Parent, and Parent shall have the right, to adjourn or postpone the Parent Stockholder Meeting (provided, that the Parent Stockholder Meeting shall not be postponed or adjourned to a date that is more than thirty (30) days after the date for which the Parent Stockholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law)); provided, however, the Parent Stockholder Meeting may not be postponed or adjourned on the date the Parent Stockholder Meeting is scheduled if Parent shall have received proxies in respect of an aggregate number of shares of Parent Common Stock, which have not been withdrawn, such that Parent Stockholder Approval will be obtained at such meeting.

(e) The Company and Parent will use their respective reasonable best efforts to hold the Company Stockholder Meeting and the Parent Stockholder Meeting on the same date and as soon as reasonably practicable after the date of this Agreement.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Access; Confidentiality; Notice of Certain Events.

(a) During the Interim Period, to the extent permitted by applicable Law and Contracts, and subject to the reasonable protocols imposed from time to time upon advice of counsel, each of Parent and the Company shall, and shall cause each of the Parent Subsidiaries and the Company Subsidiaries, respectively, to afford to the other Party and its Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments, personnel and records and, during such period, each of Parent and the Company shall, and shall cause each of the Parent Subsidiaries and Company Subsidiaries, respectively, to, furnish all information in its possession (financial or otherwise) concerning its business, properties and personnel such other Party or its Representatives may reasonably request. Notwithstanding the foregoing, neither Parent nor the Company shall be required by this Section 6.1 to provide the other Party or the Representatives of the other Party with access to or to disclose information, (i) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (provided, however, that the withholding Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (ii) the disclosure of which would violate any Law or duty (provided, however, that withholding Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty) or (iii) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that withholding Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege). Each of Parent and the Company will use its reasonable best efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder.

(b) Each of Parent and the Company will hold, and will cause its Representatives and affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.1, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

(c) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such Party (A) from any Governmental Entity in connection with this Agreement, the Merger or the other Transactions, (B) from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Merger or the other Transactions, or (C) of any written notice received from any Person in connection with (1) any material violation or default under or notice to terminate, not renew or challenge the validity or enforceability of any Company Material Contract, Material Company Lease, Parent Material Contract or Parent Material Lease, or (2) any event or circumstance that would give rise to any option to purchase, right of first refusal or first offer, or any other right to purchase in favor of any Person under any Company Material Contract, Company Lease, Parent Material Contract or Parent Lease, (ii) of

any Legal Proceeding commenced or, to any Party’s knowledge, threatened against, such Party or any of its Subsidiaries or affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other Transaction, and (iii) upon becoming aware of the occurrence or impending occurrence of any event, change, development or circumstance relating to it or any of the Company Subsidiaries or the Parent Subsidiaries, respectively, which makes or is reasonably likely to make any of the conditions set forth in Article VII to not be satisfied. The failure to deliver any such notice, in and of itself, shall not result in the failure of, or otherwise affect, any of the conditions set forth in Article VII.

Section 6.2 Consents and Approvals.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Company and Parent shall and shall cause their respective Subsidiaries, to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any Contract to consummate and make effective, as promptly as practicable, the Merger and the other Transactions, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article VII to be satisfied, (ii) the preparing and filing of all documentation to effect all required filings, notices, petitions, statements, registrations, submissions and applications and the obtaining of all necessary actions or nonactions, waivers, consents, authorizations and approvals from Governmental Entities or other Persons necessary in connection with the consummation of the Merger and the other Transactions and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid Legal Proceeding by, any Governmental Entity or other Persons necessary in connection with the consummation of the Merger and the other Transactions, (iii) the defending of any Legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other Transactions, including seeking to have any stay or temporary restraining Order entered by any court or other Governmental Entity vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and the other Transactions and to fully carry out the purposes of this Agreement.

(b) In connection with and without limiting the foregoing, each of Parent and the Company shall give (or shall cause to be given) any notices to any Person, and each of Parent and the Company shall use, and cause each of their respective affiliates to use, its reasonable best efforts to obtain any consents from any Person not covered by Section 6.2(a) that are necessary, proper or advisable to consummate the Merger. Each of the Parties will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Entity, including promptly informing the other Party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Entity, and supplying each other with copies of all material correspondence, filings or communications between either Party and any Governmental Entity with respect to this Agreement. To the extent reasonably practicable, the Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the others on, all the information relating to the other and each of their affiliates that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Merger and the other Transactions, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, neither the Company nor Parent shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Entity in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Entity. Notwithstanding the foregoing, obtaining any approval or consent from any Person pursuant to this Section 6.2(b) shall not be a condition to the obligations of the Parties to consummate the Merger.

(c) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Entity) with respect to the Merger, none of the Company or any of the Company Subsidiaries, Parent or any of its Subsidiaries or any of their respective Representatives, shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person, in each case that is not conditioned upon the occurrence of the Closing. Subject to the foregoing sentence, the Parties shall cooperate with respect to reasonable accommodations that may be requested or appropriate to obtain such consents. The Parties acknowledge and agree that no approval or consent of any such Person is a condition to the obligations of any Party to effect the Merger.

Section 6.3 Publicity. The initial press release issued by Parent and the Company concerning this Agreement and the transactions contemplated hereby shall be a joint press release, and thereafter Parent and the Company shall consult with each other before issuing, and, to the extent practicable, give each other a reasonable opportunity to review and comment on, any press release or other public statement with respect to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, duties under applicable Law or by obligations pursuant to any listing agreement with the NYSE. Notwithstanding this Section 6.3, Parent and the Company shall not be required to consult or obtain the consent of the other Parties prior to making statements or issuing press releases relating to Competing Proposals or Parent Acquisition Transactions.

Section 6.4 Directors’ and Officers’ Insurance and Indemnification.

(a) Parent shall cause the Surviving Entity to honor and fulfill in all respects the obligations of the Company to the fullest extent permissible under applicable Law, under the Company Governing Documents in effect on the date hereof and under any indemnification or other similar agreements in effect on the date hereof previously made available to Parent (the “Indemnification Agreements”) to the individuals covered by such Company Governing

Documents, Company Subsidiary Governing Documents or Indemnification Agreements (the “Covered Persons”) arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the Merger Effective Time, including in connection with the approval of this Agreement and the Transactions.

(b) Without limiting the provisions of Section 6.4(a), for a period of six (6) years after the Merger Effective Time, Parent (but only to the extent the Covered Persons would be permitted to be indemnified by the Company or any Company Subsidiary under the Company Governing Documents or the Company Subsidiary Governing Documents and applicable Law) and the Surviving Entity shall, and Parent shall cause the Surviving Entity to: (i) indemnify and hold harmless each Covered Person against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Covered Person’s capacity as such, or (B) this Agreement and any of the Transactions; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Covered Person upon receipt of an undertaking by or on behalf of such Covered Person to repay such amount if it shall ultimately be determined that such Covered Person is not entitled to be indemnified. Notwithstanding anything to the contrary set forth in this Agreement, neither Parent nor the Surviving Entity (1) shall be liable for any settlement effected without their prior written consent, and (2) shall have any obligation hereunder to any Covered Person to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law, in which case the Covered Person shall promptly refund to Parent or the Surviving Entity the amount of all such expenses theretofore advanced pursuant hereto.

(c) For a period of six (6) years after the Merger Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided, that the Company may substitute therefor policies written by carriers with A.M. Best ratings no lower than the existing policies, providing at least the same coverage and amounts and containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Merger Effective Time; provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the annual premiums paid as of the date hereof by the Company for such insurance (such 300% amount, the “Base Premium”); provided, further, if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Base Premium, Parent shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Base Premium; provided, further, if the Company in its sole discretion elects, then, in lieu of the foregoing insurance, effective as of the Merger Effective Time, the Company may purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program for a period of six (6) years after the Merger Effective Time with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof.

(d) In the event the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume all of the applicable obligations set forth in this Section 6.4.

(e) The Covered Persons (and their successors and heirs) are intended third- party beneficiaries of this Section 6.4, and this Section 6.4 shall not be amended in a manner that is adverse to the Covered Persons (including their successors and heirs) or terminated without the consent of the Covered Persons (including their successors and heirs) affected thereby.

Section 6.5 Takeover Statutes. The Parties and their respective boards of directors (or equivalent) shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute or Section 5.2 of Parent’s charter or Section 7.2 of the Company charter (collectively the “Charter Restrictions”) on the Merger and the other Transactions. No Party shall take any action to exempt any Person (other than the other Parties or their respective affiliates) from any Takeover Statute of any jurisdiction or the Charter Restrictions that may purport to be applicable to the Merger or any of the other Transactions or otherwise cause any restrictions in any Takeover Statute or the Charter Restrictions not to apply to any such Person, except in connection with the concurrent termination of this Agreement and entry into a Company Acquisition Agreement that constitutes a Superior Proposal in accordance with Section 8.1(f).

Section 6.6 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Entity and the Parent Partnership to perform their respective obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 6.7 Rule 16b-3. Prior to the Merger Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) and the acquisition of Parent equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company or who will become a director or officer of Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.8 Control of Operations. Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement shall give either Party, directly or indirectly, the right to control or direct the other Party’s operations prior to the Merger Effective Time, and (b) prior to the Merger Effective Time, each Party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 6.9 Security Holder Litigation . In the event that any Legal Proceeding related to this Agreement, the Merger or the other Transactions is brought against the Company and/or its officers, directors and/or Representatives by security holders of the Company (a “Security Holder Litigation”), the Company shall promptly notify Parent of such Legal Proceeding and shall keep Parent informed on a current basis with respect to the status thereof. The Company shall give Parent the opportunity to participate, subject to a customary joint defense agreement, in the defense and settlement of any such Legal Proceeding against the Company and/or its directors by security holders of the Company, and no settlement thereof shall be agreed to without Parent’s written consent.

Section 6.10 Director Resignations . The Company shall use commercially reasonable efforts to cause to be delivered to Parent resignations executed by each director of the Company and its wholly-owned Subsidiaries in office immediately prior to the Merger Effective Time, such resignations to be effective as of the Merger Effective Time.

Section 6.11 Tax Matters.

(a) The Company shall (i) use its reasonable best efforts to obtain the opinion of counsel referred to in Section 7.2(c), (ii) deliver to Sidley Austin LLP a tax representation letter, dated as of the Closing Date and signed by an officer of the Company and the Company Operating Partnership, containing representations of the Company and the Company Operating Partnership reasonably necessary or appropriate to enable Sidley Austin LLP to render the tax opinion described in Section 7.2(c) and (iii) deliver to Sidley Austin LLP and Bryan Cave LLP a tax representation letter, dated as of the Closing Date and signed by an officer of the Company and the Company Operating Partnership, containing representations of the Company and the Company Operating Partnership reasonably necessary or appropriate to enable Bryan Cave LLP and Sidley Austin LLP to render the tax opinions described in Section 7.2(d) and Section 7.3(d).

(b) Parent shall (i) use its reasonable best efforts to obtain the opinion of counsel referred to in Section 7.3(c), (ii) deliver to Bryan Cave LLP a tax representation letter, dated as of the Closing Date and signed by an officer of Parent, containing representations of Parent reasonably necessary or appropriate to enable Bryan Cave LLP to render the tax opinion described in Section 7.3(c), and (iii) deliver to Sidley Austin LLP and Bryan Cave LLP a tax representation letter, dated as of the Closing Date and signed by an officer of the Company and the Company Operating Partnership, containing representations of the Company and the Company Operating Partnership reasonably necessary or appropriate to enable Bryan Cave LLP and Sidley Austin LLP to render the tax opinions described in Section 7.2(d) and Section 7.3(d).

(c) Parent and the Company shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the Transactions (together with any related interest, penalties or additions to such taxes, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes.

(d) Each of Parent and the Company shall use its reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including by executing and delivering the officers’ certificates referred to herein and reporting consistently for all federal, state, and local income Tax or other purposes. None of Parent or the Company shall take any action, or fail to take any action, that would reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

Section 6.12 Dividends.

(a) During the Interim Period, neither the Company nor Parent shall make, declare or set aside any dividend or other distribution to its respective stockholders without the prior written consent of the Company (in the case of Parent) or Parent (in the case of the Company); provided, however, that the written consent of the other Party shall not be required for the authorization and payment of the Company Permitted Dividend or the Parent Permitted Dividends, as applicable. Notwithstanding the foregoing and any other restriction on dividends and other distributions in this Agreement, including the restrictions set forth in Section 5.1(b)(iii) and Section 5.2(b)(iii), each of the Company, any Company Subsidiary, Parent and any Parent Subsidiary shall be permitted (without the consent of the other Party) to declare and make dividends and distributions, including under Sections 858 or 860 of the Code, prior to the Closing if the making of such dividends or distributions prior to the Closing is necessary for the Company or Parent, as applicable, to maintain its status as a REIT under the Code or applicable state Law and avoid the imposition of any entity level income or excise Tax under the Code or applicable state Law; and

(b) Except as specifically required by Section 6.12(b) of the Company Disclosure Schedule, from and after the date of this Agreement, each of Parent and the Company shall coordinate with each other the payment of dividends with respect to their respective common stock and the record dates and payment dates relating thereto, it being the intention of the Parties that holders of Parent Common Stock and the Company Common Stock shall not receive two (2) dividends, or fail to receive one (1) dividend, for any single calendar quarter with respect to their shares of Parent Common Stock or Company Common Stock or any shares of the Parent Common Stock that any such holder receives in exchange for shares of Company Common Stock in the Merger.

Section 6.13 Additional Parent Directors. Effective as of the Merger Effective Time, the Parent Board of Directors shall increase the number of directors of Parent by three (3) and, subject to the fiduciary duties of the Parent Board of Directors, appoint Craig Bernfield and two (2) other individuals from the Company Board designated by the Company and reasonably acceptable to Parent (such persons, and any replacement designees selected pursuant to the following sentence, the “Company Designees”). If any of such persons is not able or willing to serve as a director of Parent as of the Merger Effective Time, the Company Board of Directors shall select, a reasonable period of time prior to the Merger Effective Time, a replacement reasonably acceptable to Parent, and Parent shall, subject to approval of the Nominating Committee of the Parent Board of Directors, appoint such replacement as a director of Parent as of the Merger Effective Time.

Section 6.14 Elimination of Staggered Board. Parent shall, through the Parent Board of Directors, recommend to its stockholders that they approve, at the Parent Stockholder Meeting, the Parent Declassification Charter Amendment. Parent shall solicit and use its reasonable efforts to obtain stockholder approval of the Parent Declassification Charter Amendment. If the Parent Charter Amendment is approved by the requisite vote of the stockholders of Parent, then Parent shall promptly effect the Parent Declassification Charter Amendment.

Section 6.15 Employee Benefits.

(a) From the Closing Date and until the first anniversary thereof, Parent shall cause the Surviving Entity to provide each employee of the Company and the Company Subsidiaries (each, a “Company Employee”) with employee benefits and compensation that either are no less favorable in the aggregate to the employee benefits and compensation that are provided to similarly situated employees of Parent and the Parent Subsidiaries or are no less favorable in the aggregate to the employee benefits and compensation that were provided to similarly situated employees of the Company and the Company’s Subsidiaries in the calendar year before the Closing Date.

(b) Parent agrees that it will cause the Surviving Entity from and after the Merger Effective Time to honor all Company Benefit Plans; provided, however, that nothing in this Agreement shall be interpreted as limiting the power of Parent or the Surviving Entity to amend or terminate any Company Benefit Plan or any other individual employee benefit plan, program, Contract or policy or as requiring Parent or the Surviving Entity to offer to continue the employment of any employee or independent contractor or, other than as required by its terms, any written employment contract.

(c) With respect to each employee benefit plan in which a Company Employee becomes a participant, Parent shall cause the Surviving Entity to (i) fully credit each participating Company Employee for eligibility and vesting purposes under such employee benefit plan for such Company Employee’s service with the Company or one of the Company Subsidiaries prior to the Closing Date; provided, that no such service credit need be given where such credit would result in a duplication of benefits, (ii) fully credit each participating Company Employee for any coinsurance, copayments and deductibles paid and for amounts paid toward any out-of-pocket maximums prior to the date the Company Employee becomes a participant in such employee benefit plan with respect to the calendar year in which such participation commences, and (iii) waive all limitations as to pre-existing conditions and exclusions with respect to participation and coverage requirements applicable to such Company Employees.

(d) Parent shall pay or cause the Surviving Entity to pay each Company Employee all annual bonuses earned by such Company Employee with respect to the 2014 calendar year, to the extent that they have not been paid before the Closing Date, at approximately the same date as the date that employee annual bonuses are paid to similarly situated employees of Parent and the Parent Subsidiaries, to the extent that complete financial information is available at that date to allow the payment of annual bonuses to such Company Employees, and if such information is not available at that date, as soon as practicable thereafter.

(e) The Company Board of Directors shall adopt resolutions authorizing the termination of any Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code maintained by the Company and any of the Company Subsidiaries (the “Company 401(k) Plan”), to be effective no later than the day before the Closing Date and the Company and the Company Subsidiaries shall take any other steps necessary for the termination of the Company 401(k) Plan to be effective no later than the day before the Closing Date. All participants and former participants in the Company 401(k) Plan shall become fully vested in their account balances under the Company 401(k) Plan.

(f) Nothing in this Agreement shall be interpreted as an amendment or other modification of any Company Benefit Plan or Parent Benefit Plan or any other employee benefit plan, program or arrangement or the establishment of any employee benefit plan, program or arrangement. Nothing herein shall be deemed to be a guarantee of employment for any employee of the Surviving Entity or any of its subsidiaries, or to restrict the right of the Surviving Entity, Parent or any of their respective subsidiaries to terminate or cause to be terminated the employment of any employee at any time for any or no reason with or without notice Parent and the Company acknowledge and agree that all provisions contained in this Section 6.14 are included for the sole benefit of Parent, the Surviving Entity, the Company, the Company Operating Partnership and their respective Subsidiaries, and that nothing in this Section 6.14, whether express or implied, shall create any third-party beneficiary or other rights (A) in any other Person, including any employees, former employees, any participant in any employee benefit plan, program or arrangement (or any dependent or beneficiary thereof) of Parent, the Company or the Surviving Entity or any of their respective Subsidiaries or (B) to continued employment with Parent, the Company, the Surviving Entity, or any of their respective Subsidiaries or continued participation in any employee benefit plan, program or arrangement.

Section 6.16 Partnership Combination. The Parties agree that substantially all of the assets of the Company and its Subsidiaries that are transferred to any of the Parent Subsidiaries in connection with the Merger or as otherwise contemplated by the terms of this Agreement shall be combined with substantially all of the assets of Parent and its Subsidiaries in a manner such that all such assets (other than Parent’s direct and indirect equity interests in Merger Sub and the Parent Partnership) are owned or held directly or indirectly through an entity taxable as a partnership for U.S. federal income tax purposes (the “Partnership”) as of, or as soon as commercially practical after, the Merger Effective Time (the “Partnership Combination” and the time such Partnership Combination occurs, “Partnership Combination Effective Time”). To effect the Partnership Combination, the Parties shall use their reasonable best efforts to identify and implement steps as may be required to effect the Partnership Combination provided that such steps so identified by the Parties include those actions that are required to satisfy the following conditions: (1) actions identified by Parent’s counsel as reasonably necessary to minimize or eliminate any liability that will be due for state or local transfers taxes that would arise as a result of any transfer of the assets or properties of the Parent or its Subsidiaries, (2) actions identified by Company’s counsel as reasonably necessary to avoid a termination of the Company Operating Partnership’s taxable year as defined in Code Section 708(b)(1), (3) actions identified by Parent’s or Company’s counsel as reasonably necessary to permit the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, (4) after the steps so identified are fully taken, (A) each limited partner owning Company OP Units in the Company Operating Partnership (other than the Company) will own a number of limited partner units in the Partnership equal to the Company OP Units held in the Company Operating

Partnership at the Merger Effective Time multiplied by the Exchange Ratio, (B) the terms of the operating agreement governing the affairs of the Partnership in effect after the Merger Effective Time will provide that such units may be redeemed and/or converted into Parent Common Stock, and (C) the adjustment factor (as that term is defined in such Company Operating Partnership Agreement) shall initially be set at 1.0, (5) after the steps so identified are fully taken, Parent and/or its Subsidiaries hold units in the Partnership equal in amount to the issued and outstanding shares of Parent Common Stock immediately after the Merger Effective Time, and (6) the agreement in effect after the Merger Effective Time that governs the affairs of the Partnership contains terms, conditions, and agreements that are substantially the same as the Company Operating Partnership Agreement currently in effect other than for changes as the Parties may mutually agree. Following the satisfaction or irrevocable waiver of all of the closing conditions in Article VII (other than Section 7.1(e)) and at the instant in time immediately prior to, simultaneously with, or immediately after the Effective Time of the Merger, as the case may be, the Parties shall effect the Partnership Combination and shall take such other steps in connection therewith and with the Merger (including complying with Section 11.2(c) of the Company Operating Partnership Agreement), in each case in a manner so that no vote or consent of the limited partners of the Company Operating Partnership is required.

Section 6.17 Parent Partnership Indebtedness. Parent and the Parent Partnership shall use their reasonable best efforts to cause the Parent Partnership to incur prior to or simultaneously with the Parent Partnership Restructuring (and have outstanding as of Closing), at least $100 million of unsecured indebtedness for borrowed money that is not guaranteed by any Person other than Subsidiaries of the Parent Partnership (the “Parent Partnership Debt”). Parent and the Parent Partnership will reasonably consult with the Company with respect to the incurrence of such indebtedness. Parent and the Parent Partnership will cause the Parent Partnership to allocate the Parent Partnership Debt to holders of Company OP Units receiving Parent Partnership Units in the Partnership Combination to the maximum extent possible (including by using the optional method under Treasury Regulation Section 1.752-3(a)(3) to allocate liabilities to a partner to which “built-in gain” is allocable with respect to section 704(c) property or property for which reverse section 704(c) allocations are applicable) to prevent any such holder from recognizing gain for income tax purposes caused by a reduction in the tax basis of such holders’ Company OP Units or Parent Partnership Units occurring on the Closing Date as a result of the Transactions.

Section 6.18 Payoff Letter. The Company shall deliver to Parent for the Indebtedness of the Company and the Company Subsidiaries listed on Section 6.18 of the Company Disclosure Schedule (a) at least five (5) business days prior to Closing (to the extent required), the consent of the Federal Department of Housing and Urban Development to the termination of the insurance on such Indebtedness in connection with a voluntary prepayment, with such consent either having no expiration date or with an expiration date later than the anticipated date of the Closing, and (b) at least five (5) business days prior to Closing, customary payoff letters for such Indebtedness, such that such Indebtedness may be paid in full in compliance with the loan documents evidencing such Indebtedness and applicable HUD regulations; provided, however, that, in lieu of the foregoing, the Company may, at any time prior to Closing, cause such Indebtedness to be paid in full. If the Company chooses to prepay such Indebtedness prior to Closing, the Company shall promptly cause the holders of such Indebtedness to file an Insurance Termination Request for Multi-Family Mortgage (HUD Form 9807) requesting such termination in connection with the proposed voluntary prepayment.

Section 6.19 Financing.

(a) Parent shall use its reasonable best efforts to obtain the Financing in a timely manner that would not result in a delay of the Closing pursuant to Section 6.19(d). Parent shall keep the Company informed on a reasonably current basis of Parent’s efforts to obtain the Financing, including the proposed terms thereof, and will provide the Company with drafts of all agreements to effect the Financing and offering documents with respect to the Financing and give the Company a reasonable opportunity to review and comment on drafts of such agreements and documents. At Closing, Parent shall use a portion of the proceeds thereof (or other funds then available) to provide for the satisfaction and discharge or covenant defeasance under the indentures governing the Company Operating Partnership’s outstanding Indebtedness under its 6.0% Senior Notes due 2021 and its 7  3⁄4 Senior Notes due 2019 (the “Notes”).

(b) The Company and the Company Subsidiaries shall use their reasonable best efforts to provide reasonable cooperation to Parent in connection with Parent’s efforts to obtain the Financing, including using reasonable best efforts to (i) participate in a reasonable number of presentations to potential Financing sources, road shows, due diligence sessions and sessions with rating agencies relating to the Financing (provided that reasonable notice is provided to the Company in advance of those meetings), (ii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, prospectuses and similar documents required in connection with the Financing, (iii) furnishing Parent and its financing sources with financial and other pertinent information regarding the Company as may be reasonably requested by Parent, including all financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act and of type and form customarily included in private placements under Rule 144A of the Securities Act to consummate the offerings of debt securities contemplated by the Financing, (iv) obtain accountants’ consents and comfort letters (it being understood and agreed that any and all legal opinions (other than legal opinions relating to the formation, good standing and existence of the Company Subsidiaries) will be provided by Parent’s counsel and not the Company’s counsel), (v) cooperating with Parent in obtaining purchase accounting appraisals of each of the Company Properties and (vi) cooperating with Parent in connection with the satisfaction and discharge, or covenant defeasance of, the Notes. The Company hereby consents to the use of its logo in connection with the Financing. Notwithstanding the foregoing, the Company and the Company Subsidiaries shall not be required to (A) take any action that would unreasonably interfere with the operation of its business or (B) execute any documents prior to Closing relating to the Financing or adopt any resolutions relating to the Financing (other than documents to provide notice of the defeasance or redemption of the Notes that are not effective or delivered until the Closing); provided, however, this sentence shall not limit the covenants of the Company to use its reasonable best efforts to cooperate with the Parent in connection with the Partnership Combination and satisfaction and discharge of, or covenant defeasance under, the Notes. Parent will promptly reimburse the Company and Company Subsidiaries for any expenses incurred by the Company or any Company Subsidiary in cooperating with Parent on the Financing and shall indemnify the Company and the Company Subsidiaries for any losses suffered by the Company or any Company Subsidiary arising out of or incurred in connection with the Financing (other than for losses to the extent arising out of information furnished by the Company in writing for use in the Financing that was used in a manner consistent with the manner instructed by the Company). The Company shall indemnify Parent and Parent Subsidiaries for any losses suffered by Parent or any Parent Subsidiary arising out of or incurred in connection with the information provided by the Company in writing for use in the Financing that was used in a manner consistent with the manner instructed by the Company.

(c) Parent shall select lead underwriters, bookrunners or placement agents of nationally recognized expertise for any Financing. If Parent has not obtained the Financing prior to the date fifteen (15) business days prior to the anticipated Closing Date, then prior to commencing any offering of any securities in a Financing, Parent shall notify the Company of the anticipated pricing terms (the “Indicative Pricing Terms”) and the proposed lead underwriters, bookrunners or placement agents thereof. If the Company does not timely deliver a Financing Objection to Parent, Parent may complete the Financing on terms that are not less favorable in any material respect than the terms set forth in the Indicative Pricing Terms, and the Parties expressly acknowledge and agree that the Effects of the Indicative Pricing Terms of such Financing shall not be deemed to cause or contribute to a breach of any representation, warranty, covenant of Parent, or to a Parent Material Adverse Effect. If either Parent or the Company notifies the other within three (3) business days after the delivery of the Indicative Pricing Terms that it has determined in its reasonable good faith judgment that the completion of a Financing on the Indicative Pricing Terms would have a Combined Company Material Adverse Effect (a “Financing Objection”), then Parent shall not complete the Financing on the Indicative Pricing Terms without the prior written consent of the Company (which shall not be unreasonably withheld, delayed or conditioned). If neither the Parent nor the Company deliver a Financing Objection to Parent within such three (3) business day period, Parent shall use its reasonable best efforts to complete the Financing as promptly as reasonably practicable on terms that are not less favorable in any material respect than the terms set forth in the Indicative Pricing Terms. From and after the delivery of a Financing Objection by either Party through the termination of this Agreement or the Merger Effective Time, Parent shall continue to use its reasonable best efforts to obtain the Financing in a timely manner that would not result in a delay of the Closing pursuant to Section 6.19(d) to the extent reasonably possible, and otherwise continue to comply with its obligations pursuant to Section 6.19(a). If (i) in the reasonable good faith judgment of either Parent or the Company, the consummation of the Financing on the then proposed Indicative Pricing Terms would have a Combined Company Material Adverse Effect and (ii) Parent and the Company do not agree as of the date the Closing would otherwise occur as to whether the consummation of the Financing on the then proposed Indicative Pricing Terms would have a Combined Company Material Adverse Effect (a “CCMAE Financing”), then either party shall be entitled to seek a declaratory judgment from a federal or state court of competent jurisdiction in the State of Maryland on an expedited basis as to whether the consummation of the Financing on the latest proposed Indicative Pricing Terms would have a Combined Company Material Adverse Effect. In the case of a CCMAE Financing, the Financing and the Merger shall not be consummated and the Closing shall not occur unless and until the earlier of (A) the date agreed upon by the Company and Parent in writing, (B) the date ten (10) business days after a judgment by such court that the consummation of the Financing on the proposed Indicative Pricing Terms would not have a Combined Company Material Adverse Effect and (C) the date set by such court.

(d) Unless otherwise agreed by the parties, if as of the date the Closing would otherwise occur the consummation of the Financing on the then proposed Indicative Pricing Terms would result in a Combined Company Material Adverse Effect, the Closing shall not take place until three (3) business days after the proposed Indicative Pricing Terms for the Financing have been improved so that the consummation of the Financing on such improved proposed Indicative Pricing Terms would not have a Combined Company Material Adverse Effect. If the effect of this Section 6.19(d) would be to delay the Closing beyond the initial Outside Date, the Outside Date shall automatically be extended to August 31, 2015.

(e) The parties acknowledge and agree that (i) completion of the Financing is not a condition to any Party’s obligation to consummate the Merger and (ii) if Sections 6.19(c) and 6.19(d) operate to extend the Closing beyond the initial Outside Date and a Party terminates the Agreement pursuant to and in accordance with Section 8.1(d), the termination of this Agreement and the fact that the Closing did not occur shall not in and of themselves be deemed to mean any Party has breached its obligations under this Agreement.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Merger Sub, the Company and the Company Operating Partnership, as the case may be, to the extent permitted by applicable Law:

(a) Stockholder Approval. Each of the Company Stockholder Approval and the Parent Stockholder Approval shall have been duly obtained.

(b) Statutes; Court Orders. No Law shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction (whether temporary, preliminary or permanent) which remains in effect and prohibits, restrains, enjoins or makes illegal the consummation of the Merger or the other Transactions and there shall be no Order (whether temporary, preliminary or permanent) of a court of competent jurisdiction in effect preventing, restraining or enjoining the consummation of the Merger or the other Transactions.

(c) Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced.

(d) Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject only to official notice of issuance.

(e) Partnership Combination. The Partnership Combination shall have been consummated.

Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent on or prior to the Closing Date of each of the following additional conditions:

(a) Representations and Warranties. (i) Other than the representations and warranties set forth in Section 3.1 (Organization and Qualification; Subsidiaries), Section 3.2(a) and (d) (Capitalization), Section 3.3 (Authorization; Validity of Agreement; Company Action) Section 3.8(b) (Absence of Certain Changes), Section 3.25 (Brokers; Expenses) and Section 3.26 (Takeover Statutes), each of the representations and warranties of the Company and the Company Operating Partnership set forth in this Agreement shall be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained in Article III) as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except where any failures of any such representations and warranties to be true and correct would not reasonably be expected to have a Company Material Adverse Effect, (ii) the representations and warranties set forth in Section 3.1 (Organization and Qualification; Subsidiaries), Section 3.2 (Capitalization), Section 3.3 (Authorization; Validity of Agreement; Company Action) Section 3.25 (Brokers; Expenses) and Section 3.26 (Takeover Statutes) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date) and (iii) the representations and warranties set forth in Section 3.8(b) (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing; and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to the foregoing effect.

(b) Performance of Obligations of the Company and Company Operating Partnership. Each of the Company and the Company Operating Partnership shall have performed or complied in all material respects with all obligations required to be performed or complied with by it under this Agreement at or prior to the Merger Effective Time; and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to such effect.

(c) REIT Opinion. Parent shall have received a written opinion of Sidley Austin LLP, tax counsel to the Company, dated as of the Closing Date and in form and substance as set forth in Exhibit A to the Company Disclosure Letter and with such changes as are mutually agreeable to Parent and the Company, such agreement not to be unreasonably withheld, to the effect that, commencing with the Company’s inception date, the Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its method of operation has enabled the Company to meet, through the Merger Effective Time, the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on representations contained in a tax representation letter described in Section 6.11(a).

(d) Section 368 Opinion. Parent shall have received a written opinion of Bryan Cave LLP, dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Bryan Cave LLP may rely upon the tax representation letter described in Section 6.11(a) and Section 6.11(b).

Section 7.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the Closing Date of each of the following additional conditions:

(a) Representations and Warranties. (i) Other than the representations and warranties set forth in Section 4.2(a) and 4.2(d) (Capitalization) and Section 4.8(b) (Absence of Certain Changes), each of the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any qualification as to materiality contained in Article IV) as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date) except where any failures of any such representations and warranties to be true and correct would not reasonably be expected to have a Parent Material Adverse Effect, (ii) the representations and warranties set forth in Section 4.2(a) and 4.2(d) (Capitalization) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date) and (iii) the representations and warranties set forth in Section 4.8(b) (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing; and the Company shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with all obligations required to be performed or complied with by them under this Agreement at or prior to the Merger Effective Time, and the Company shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to such effect.

(c) REIT Opinion. The Company shall have received a written opinion of Bryan Cave LLP, tax counsel to Parent, dated as of the Closing Date and in form and substance as set forth in Exhibit A to the Parent Disclosure Letter and with such changes as are mutually agreeable to Parent and the Company, such agreement not to be unreasonably withheld, to the effect that, commencing with Parent’s inception date, Parent has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its method of operation has enabled Parent to meet, through the Merger Effective Time, the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on representations contained in a tax representation letter described in Section 6.11(b).

(d) Section 368 Opinion. The Company shall have received a written opinion of its special tax counsel, Sidley Austin LLP, dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Sidley Austin LLP may rely upon the tax representation letters described in Section 6.11(a) and Section 6.11(b).

(e) Company Designees. Each of the Company Designees shall have been elected to the Parent Board of Directors effective as of the Merger Effective Time.

(f) Parent Stock Charter Amendment. The Parent Stock Charter Amendment shall have become effective.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned (except as otherwise provided below, whether before or after receipt of the Company Stockholder Approval or the Parent Stockholder Approval, if applicable) as follows:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, prior to the Merger Effective Time, if any of the representations or warranties made by the other Party or Parties shall have been inaccurate when made, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date, other than for representations and warranties made as of a specific date), which inaccuracy (i) in the case of a breach by the Company or the Company Operating Partnership, shall result in a condition in Section 7.1 or Section 7.2 not being satisfied and (ii) in the case of a breach by Parent or Merger Sub, shall result in a condition in Section 7.1 or Section 7.3 not being satisfied (and in each case such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (A) thirty (30) calendar days after the receipt of notice thereof by the defaulting Party from the non-defaulting Party or (B) two (2) business days before the Outside Date); provided, however, this Agreement may not be terminated pursuant to this Section 8.1(b) by any Party if such Party is then in material breach of any representation or warranty (as if made on such date, other for than representations and warranties made as of a specific date), covenant or agreement set forth in this Agreement;

(c) by either Parent or the Company, prior to the Merger Effective Time, if there has been a breach by the other Party or Parties of any covenant or agreement set forth in this Agreement, which breach (i) in the case of a representation or warranty by the Company or the Company Operating Partnership shall result in a condition in Section 7.1 or Section 7.2 not being satisfied and (ii) in the case of a representation or warranty by Parent or Merger Sub shall result in a condition in Section 7.1 or Section 7.3 not being satisfied (and in each case such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (A) thirty (30) calendar days after the receipt of notice thereof by the defaulting Party from the non-defaulting Party or (B) two (2) business days before the Outside Date); provided, however, this Agreement may not be terminated pursuant to this Section 8.1(c) by any Party if such Party is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement;

(d) by either Parent or the Company, if the Merger Effective Time shall not have occurred by 11:59 p.m., New York time on the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the Merger Effective Time not occurring prior to the Outside Date;

(e) by (i) Parent at any time prior to the receipt of the Company Stockholder Approval, if the Company Board of Directors shall have effected an Adverse Recommendation Change or (ii) the Company at any time prior to the receipt of the Parent Stockholder Approval, if the Parent Board of Directors shall have effected an Adverse Recommendation Change.

(f) by the Company, prior to the receipt of the Company Stockholder Approval, in order to concurrently enter into a Company Acquisition Agreement that constitutes a Superior Proposal and that was not the result of a breach by the Company in any material respect of Section 5.3, the Company, provided that prior to or concurrently with such termination, the Company pays the Company Termination Payment to Parent in accordance with Section 8.2(b);

(g) by either the Company or Parent if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or other Transactions; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 8.1(g) shall have complied with its obligations under Section 6.2 to use reasonable best efforts to prevent the entry of and to remove such Order;

(h) by either the Company or Parent if any Company Stockholder Approval shall not have been obtained at the Company Stockholder Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

(i) by either Parent or the Company, if the Parent Stockholder Approval shall not have been obtained at the Parent Stockholder Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken; or

(j) (i) by the Company if Parent takes a Parent Acquisition Action; provided, however, that the Company may only terminate this Agreement pursuant to this Section 8.1(j) during the ten (10) business days following the earlier of the delivery of written notice to the Company or the first public announcement of the economic terms and other material terms of the proposed Parent Acquisition Transaction or (ii) by Parent if Parent takes a Parent Acquisition Action and the Company has not reaffirmed the Company Board Recommendation prior to 11:59 pm New York City time on the date ten (10) business following the first to occur of public announcement of such Parent Acquisition Action or notice from Parent to the Company of an event described in (c) of the definition of Parent Acquisition Action (it being understood and agreed that the ten (10) business day period in this Section 8.1(j)(i) and 8.1(j)(ii) shall be automatically extended by a day for each day that Parent has not provided the Company with any material information that the Company has reasonably requested within seven (7) business days of the delivery of written notice or first public announcement of the Parent Acquisition Action).

Section 8.2 Effect of Termination.

(a) In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub, the Company or the Company Operating Partnership, except that the Confidentiality Agreement, this Section 8.2 and Section 9.3 through Section 9.14 shall survive such termination; provided, however, that, subject to Section 8.2(d), nothing herein shall relieve any Party from liability for a Willful Breach of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination (which liability the Parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs).

(b) In the event that:

(i) (A) a Competing Proposal shall have been publicly made, proposed or communicated, after the date hereof and prior to the Company Stockholder Meeting (or prior to the termination of this Agreement if there has been no Company Stockholder Meeting), and (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated (x) by Parent pursuant to Section 8.1(b) or Section 8.1(c) or (y) by the Company or Parent pursuant to Section 8.1(d) (and, in the case of a termination pursuant to Section 8.1(d), the Company Stockholder Approval shall not have been obtained) or Section 8.1(h), and (C) within twelve (12) months of the date of such termination, the Company enters into a definitive agreement with respect to, or consummates, any Competing Proposal; provided that for purposes of this Section 8.2(b) (other than clause (A) hereof), the references to “20%” in the definition of Competing Proposal shall be deemed to be references to “50%”;

(ii) this Agreement is terminated by Parent pursuant to Section 8.1(e)(i); or

(iii) this Agreement is terminated by the Company pursuant to Section 8.1(f);

then, in the case of each of clauses (i), (ii) and (iii) of this Section 8.2(b), the Company shall pay Parent or its designee the Termination Payment in accordance with the escrow procedures set forth in Section 8.2(e), (x) in the case of Section 8.2(b)(ii), within two (2) business days after such termination, (y) simultaneously with such termination if pursuant to Section 8.2(b)(iii) or (z) in the case of only Section 8.2(b)(i), two (2) business days after the execution of a definitive agreement with respect to a Competing Proposal, or if earlier, the consummation of a Competing Proposal; it being understood that in no event shall the Company be required to pay the Termination Payment on more than one occasion. As used herein, “Termination Payment” shall mean a cash amount equal to $65,000,000.

(c) In the event that:

(i) (A) a Parent Acquisition Transaction with respect to Parent shall have been publicly made, proposed or communicated on terms that do not expressly and publicly provide that it is conditioned upon this Agreement remaining in full force and effect and the Merger being consummated, after the date hereof and prior to the Parent Stockholder Meeting (or prior to the termination of this Agreement if there has been no Parent Stockholder Meeting), and (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated (1) by Company pursuant to Section 8.1(b) or Section 8.1(c), or (2) by the Company or Parent pursuant to Section 8.1(d) (and, in the case of a termination pursuant to Section 8.1(d), the Parent Stockholder Approval shall not have been obtained) or Section 8.1(i), and (C) within twelve (12) months of the date of such termination, Parent enters into a definitive agreement with respect to, or consummates, any Parent Acquisition Transaction; or

(ii) this Agreement is terminated by the Company pursuant to Section 8.1(e)(ii);

then, in the case of each of clauses (i) and (ii) of this Section 8.2(c), Parent shall pay the Company or its designee the Termination Payment in accordance with the escrow procedures set forth in Section 8.2(e), (x) within two (2) business days after termination, such termination if pursuant to Section 8.2(c)(ii) or (y) in the case of only Section 8.2(c)(i), two (2) business days after the execution of a definitive agreement with respect to a Parent Acquisition Transaction, or if earlier, the consummation of a Parent Acquisition Transaction; it being understood that in no event shall Parent be required to pay the Termination Payment on more than one occasion.

(d) Notwithstanding anything in this Agreement to the contrary, if a Party provides a notice of termination and such termination could result in the obligation to pay the Termination Payment, the right to receive such Termination Payment shall be the sole and exclusive remedy of the Parent Related Parties or Company Related Parties, as applicable, against the Company Related Parties or Parent Related Parties, as applicable, for any loss or damage suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise; provided, that the foregoing shall not impair the rights of the Company, Parent or Merger Sub, if any, to obtain injunctive relief and/or specific performance pursuant to Section 9.14 prior to any termination of this Agreement. Upon payment of the Termination Payment, none of the Company or Parent, as applicable, nor any of their respective Subsidiaries or any of the Company Related Parties or Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except with respect to any obligations under the Confidentiality Agreement. For the avoidance of doubt, if a Party has the right to terminate this Agreement pursuant to multiple provisions of this Agreement, such Party may elect under which provision it is providing notice of termination.

(e) Notwithstanding anything in this Agreement to the contrary:

(i) If a Party is required to pay a Termination Payment, such payment shall be paid into escrow on the date such payment is required to be paid pursuant to this Agreement by wire transfer of same day funds to an escrow account designated in accordance with this Section 8.2(e), and the amount payable in any taxable year of the recipient shall not exceed the lesser of (A) such Termination Payment, and (B) the maximum amount that can be paid to the recipient without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant taxable year, determined as if (x) the payment is not considered income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and (y) the recipient has other income from unknown sources during such year in an amount equal to 1% of its gross income that is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case, as determined by the recipient independent accountants; provided, however, that in the event the recipient receives either (I) a letter from its counsel indicating that the recipient has received a ruling from the IRS as described below in Section 8.2(e)(ii) or (II) an opinion from the recipient outside counsel as described below in Section 8.2(e)(ii), the amount of such Termination Payment payable shall be the amount determined under clause (A) above.

(ii) To secure the Company’s or Parent’s obligation to pay these amounts, as applicable, such Party shall deposit into escrow an amount in cash equal to such Termination Payment with an escrow agent selected by it on such terms (subject to this Section 8.2(e)) as shall be mutually agreed upon by the Company, Parent and the escrow agent. The payment or deposit into escrow of such Termination Payment pursuant to this Section 8.2(e) shall be made at the time the Company or Parent, as applicable, is obligated to pay such amount pursuant to this Section 8.2 by wire transfer of same day funds. The escrow agreement shall provide that such Termination Payment in escrow or any portion thereof shall not be released to the recipient unless the escrow agent receives any one or combination of the following: (A) a letter from the recipient’s independent accountants indicating the maximum amount that can be paid by the escrow agent to the recipient without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and the recipient has other income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount set forth in the independent accountants’ letter to the recipient, or (B) a letter from the recipient’s counsel indicating that (1) the recipient received a ruling from the IRS holding that the receipt by the recipient of such Termination Payment would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or (2) the recipient’s outside counsel has rendered a legal opinion to the effect that the receipt by the recipient of such Termination Payment should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release the entire amount of the Termination Payment to the recipient. The Parties agree to amend this Section 8.2(e) at the reasonable request of the recipient in order to (x) maximize the portion of such Termination Payment that may be distributed to it hereunder without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, or (y) assist it in obtaining a favorable ruling or legal opinion from its outside counsel, in each case, as described in this Section 8.2(e). Any amount of such Termination Payment that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 8.2(e).

(f) Each of the Parties acknowledges that the agreements contained in this Section 8.2 are an integral part of the Transactions and that the Termination Payment is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the recipient and the Company Operating Partnership or Merger Sub, as applicable, in the circumstances in which the Termination Payment is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Company Stockholder Approval or Parent Stockholder Approval, if applicable, by written agreement of the Company and Parent (by action taken by their respective boards of directors); provided, however, that after the approval of the Merger by the stockholders of the Company or the approval of the issuance of Parent Common Stock by the stockholders of Parent, no amendment shall be made which by Law requires further approval by such stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of the Company and Parent.

(b) At any time and from time to time prior to the Merger Effective Time, any Party or Parties may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable, (ii) waive any inaccuracies in the representations and warranties made to such Party or Parties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties contained herein. Any agreement on the part of a Party or Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 9.2 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any certificate, schedule, instrument or other document delivered pursuant to this Agreement shall survive the Merger Effective Time. This Section 9.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Merger Effective Time. The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.

Section 9.3 Expenses. Except as provided in Section 8.2, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses, except that the Parties shall each pay fifty percent (50%) of the Expenses of any financial printer or Edgar filing agent (other than printing and mailing expenses relating to sending communications to their own respective stockholders, which each Party shall bear separately). Notwithstanding anything to the contrary contained herein, from and after the Merger Effective Time, the Surviving Entity shall pay the amount of any Transfer Taxes incurred in connection with this Agreement and the Transactions.

Section 9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by facsimile (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent or Merger Sub, to:

Omega Healthcare Investors, Inc.

200 International Circle

Suite 3500

Hunt Valley, MD 21030

Attention: C. Taylor Pickett

with a copy to:

Bryan Cave LLP

One Atlantic Center, Fourteenth Floor

1201 W Peachtree Street, NW

Atlanta, Georgia 30309

Attention: Rick Miller

Facsimile: 404.420.0820

if to the Company or the Company Operating Partnership, to:

Aviv REIT, Inc.

303 W. Madison Street, Suite 2400

Chicago, Illinois 60606

Attention:     Craig M. Bernfield

                      Samuel H. Kovitz

Facsimile:     (312) 855-1684

with a copy to:

Sidley Austin LLP

One South Dearborn

Chicago, Illinois 60603

Attention:     Steven Sutherland

                      Scott R. Williams

Facsimile:     (312) 853-7036

Section 9.5 Certain Definitions. For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Party entering into such agreement than those contained in the Confidentiality Agreement.

“Anti-Corruption Laws” means (a) the U.S. Foreign Corrupt Practices Act of 1977, as amended and (b) any anti-bribery, anti-corruption or similar applicable Law of any other jurisdiction, including Health Care Laws.

“Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA), any multiemployer plan (within the meaning of Section 3(37) of ERISA) and any employment, consulting, termination, severance, change in control, separation, retention, stock option, restricted stock, restricted stock unit or profits interest unit, outperformance, stock purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, or savings or any other compensation or employee benefit plan, agreement, program, policy or other arrangement, in each case, whether written or unwritten and whether or not subject to ERISA.

“business day(s)” has the meaning set forth in Rule 14d-1(g)(3) of the Exchange Act.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Company Material Adverse Effect” means the terms of the Financing or the consummation of the Financing, individually or in the aggregate, would have or would reasonably be expected to have, a material adverse effect on the condition (financial or otherwise), business, properties, assets, liabilities or results of operations of Parent, Parent Subsidiaries, the Company, and the Company Subsidiaries, taken as a whole, after giving effect to the Transactions.

“Company Bylaws” means the bylaws of the Company, as amended.

“Company Certificate” means the charter of the Company.

“Company Equity Plans” means the Company’s equity and equity-based compensation plans and forms of award agreements thereunder.

“Company Governing Documents” means the Company Bylaws and the Company Certificate.

“Company Lease” means any lease, sublease or license to which the Company or any Company Subsidiary is a party as lessor, sublessor or licensor with respect to a Company Property.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, has had, or would reasonably be expected to have, (a) a material adverse effect on the condition (financial or otherwise), business, properties, assets, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole or (b) a material adverse effect on the ability of the Company or the Company Operating Partnership to consummate the Merger prior to the Outside Date; provided, however, that for the purposes of clause (a), the following Effects shall not be taken into account when determining whether a Company Material Adverse Effect has occurred or is reasonably likely to exist or occur: (i) any changes after the date hereof in general United States or global economic conditions to the extent that such Effects do not disproportionately have a greater adverse impact on the Company or the Company Subsidiaries, taken as a whole, relative to other similarly situated participants in the industries in which the Company and its Subsidiaries operate generally, (ii) any changes after the date hereof to the industry or industries in which the Company and its Subsidiaries operate, (iii) any changes after the date hereof in GAAP (or any interpretation thereof in accordance with the Financial Accounting Standards Board Statements of Financial Accounting Standards and Interpretations) to the extent that such changes do not disproportionately have a greater adverse impact on the Company or the Company Subsidiaries, taken as a whole, relative to other similarly situated participants in the industries in which the Company and its Subsidiaries operate generally, (iv) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity after the date hereof to the extent that such adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal does not disproportionately have a greater adverse impact on the Company or the Company Subsidiaries, taken as a whole, relative to other similarly situated participants in the industries in which the Company and its Subsidiaries operate generally, (v) any actions taken, or the failure to take any action, if such action or such failure to take action is at the written request or with the prior written consent of Parent or Merger Sub, (vi) any Effect attributable to the negotiation, execution or announcement of this Agreement and the Transactions (including the Merger), including any litigation arising therefrom (provided, that this clause (vi) shall be disregarded for purposes of any representations and warranties set forth in Section 3.5 and, to the extent related thereto, Section 7.2(a)), (vii) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure and that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account), (viii) any Effects after the date hereof arising out of changes in geopolitical conditions, acts of terrorism or sabotage, the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this

Agreement to the extent that such changes do not disproportionately have a greater adverse impact on the Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated participants in the industries in which the Company and its Subsidiaries operate generally and (ix) any reduction in the credit rating of the Company or the Company Subsidiaries, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such reduction and that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account).

“Company OP Unit” shall mean a Company OP Unit designated by the Company Operating Partnership as a partnership unit or limited partnership unit of the Company Operating Partnership under the Company Operating Partnership Agreement.

“Company Operating Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of Company Operating Partnership, dated as of March 26, 2013 as amended, modified or supplemented from time to time.

“Company Operator” means the operators listed on Section 3.18(a) of the Company Disclosure Letter, plus any new lessees, operators or managers which operate a Company Property as a skilled nursing home, assisted living facility, independent living facility or similar facility pursuant to a Company Lease.

“Company Related Parties” means the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents.

“Company Stockholder Approval” means the affirmative vote of the holders of shares of Company Common Stock entitled to cast a majority of all the votes entitled to be cast at the Company Stockholder Meeting on the Merger.

“Company Stockholder Meeting” means the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.

“Company Subsidiary Governing Documents” means the organizational documents of any Company Subsidiary.

“Confidentiality Agreement” means, the Confidentiality Agreement, dated July 30, 2014, between Parent and the Company.

“Contract” means any note, bond, mortgage, lien, indenture, lease, license, contract or agreement, arrangement or other instrument or obligation.

“Corporate Office” means the Company’s corporate headquarters located at 303 West Madison Street, Suite 2400, Chicago, IL 60606.

“DRULPA” means the Delaware Revised Uniform Limited Partnership Act, as amended from time to time.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Law” means any and all applicable Laws which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of persons or property, including protection of the health and safety of employees (but solely as they relate to exposure to Hazardous Substances); or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means with respect to any Person, any trade or business (whether or not incorporated) that, together with such Person, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or under common control under Section 4001(b)(1) of ERISA, or solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code. Any Person, any trade or any business that was an ERISA Affiliate within the previous six (6) years shall continue to be considered an ERISA Affiliate within the meaning of this definition with respect to the period such entity was an ERISA Affiliate and with respect to liabilities arising after such period for which the Parent, Parent Subsidiary, Company or any Company Subsidiary (as applicable) could be liable under the Code or ERISA.

“Expenses” means all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Joint Proxy Statement, the solicitation of stockholder and stockholder approvals, any filings with the SEC and all other matters related to the closing of the Merger and the other Transactions.

“Financing” means any unsecured debt financing of Parent (whether through a public or private offering of debt securities, term loan facility or otherwise) or (if Parent elects and to the extent permitted by Section 5.2 of this Agreement) any equity financing of Parent, the proceeds of which are sufficient (after taking into account other sources of funds available to the Parent and to be used for such purpose) to, and are to be used to, fund the Transactions (including, without limitation, the purchase, repayment, redemption, or defeasance of Indebtedness of the Company or Company Subsidiaries). For the avoidance of doubt, the issuance of Parent Common Stock pursuant to Parent’s Dividend Reinvestment and Common Stock Purchase Plan, at-the-market equity offering program, or Parent Equity Plans shall not be deemed to involve a Financing.

“Government Sponsored Health Care Program” means any plan or program providing health care benefits, whether directly through insurance or otherwise, that is funded directly, in whole or part, by a Governmental Entity, whether pursuant to one or more contracts with the applicable Governmental Entity or otherwise, including Medicare, state Medicaid programs, the TRICARE program, Medicare Advantage and managed Medicaid.

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of asbestos, urea formaldehyde, polychlorinated biphenyls (PCBs), radon gas, and petroleum products or by-products.

“Health Care Laws” means (a) any and all applicable federal, state and local Laws of any applicable Governmental Entity concerning health care or insurance fraud and abuse, including, but not limited to, as applicable, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b) and 41 U.S.C. §§ 51-58), the civil False Claims Act (31 U.S.C. § 3729 et seq.), the Exclusion Laws (42 U.S.C.§§ 1320a-7 and 1320a-7a), the Program Fraud Civil Remedies Act (31 U.S.C. §§ 3801-3812), the Civil Monetary Penalties Law (42 U.S.C. §§ 1320a and 1320a-7b, and the regulations promulgated pursuant to such statutes; (b) the federal Food, Drug & Cosmetic Act (21 U.S.C. §§ 301 et seq.), the Federal Health Care Fraud Law (18 U.S.C. § 1347) and all federal and state Laws, as applicable, concerning pharmacology and dispensing medicines or controlled substances, and the regulations promulgated thereunder; (c) any and all applicable federal, state and local Laws concerning privacy and data security for patient information, including the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §§ 1320d-1329d-8), as amended, and the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations, and all federal and state laws concerning medical record retention, privacy, security, patient confidentiality, informed consent and operation of the Company Subsidiaries; (d) Medicare (Title XVIII of the Social Security Act), as amended and the regulations promulgated thereunder, including, specifically, conditions of participation for skilled nursing facilities; (e) Medicaid (Title XIX of the Social Security Act) and the regulations promulgated thereunder; (f) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Pub. L. No. 108-173) and the regulations promulgated thereunder; (g) the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152); (h) quality, safety and accreditation standards and requirements of all applicable state Laws or regulatory bodies; (i) federal, state and local Laws regulating the ownership, operation or licensure of a health care facility or business, or assets used in connection therewith, including hospitals, skilled nursing facilities, assisted living facilities, independent living facilities and memory care facilities; (j) federal, state and local Laws relating to the provision of management or administrative services in connection with the practice of a health care profession, employment of professionals by non-professionals, professional fee splitting, patient brokering, patient or program charges, claims submission, record retention, certificates of need, certificates of operations and authority; (k) federal and state Laws with respect to financial relationships between referral sources and referral recipients, including, but not limited to the federal Stark Law (42 U.S.C. 1395nn et. seq.) and the regulations promulgated thereunder; (l) life safety codes; and (m) the Laws of any foreign jurisdiction in which the Company or its Subsidiaries and affiliates operate that are analogous to those Laws identified in items (a) through (l) above.

“Indebtedness” means with respect to any Person, (a) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (b) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (c) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (d) all obligations under capital leases, (e) all obligations in respect of bankers acceptances or letters of credit, (f) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, and (g) any guarantee (other than customary non-recourse carve-out or “bad boy” guarantees) of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Intellectual Property Rights” means all rights in or to all U.S. or foreign: (a) inventions (whether or not patentable), patents and patent applications and any other governmental grant for the protection of inventions or industrial designs (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interferences thereof), (b) trademarks, service marks, trade dress, logos, taglines, brand names, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) copyrights, whether registered or unregistered, and any registrations and applications for registration thereof, (d) trade secrets and confidential information, including know-how, concepts, methods, processes, designs, schematics, drawings, formulae, technical data, specifications, research and development information, technology, business plans and other proprietary information and rights, (e) rights in databases and data collections (including knowledge databases, customer lists and customer databases), and (f) domain name registrations (the items in clauses (a) through (f), “Intellectual Property”).

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service.

“knowledge” will be deemed to be, as the case may be, the actual knowledge of (a) the Chief Executive Officer and President, Chief Operating Officer or Chief Financial Officer of Parent with respect to Parent or Merger Sub, or (b) the Chief Executive Officer, President and Chief Operating Officer or Chief Financial Officer of the Company with respect to the Company or the Company Operating Partnership.

“Law” means any statute, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity having the effect of law, including Health Care Laws and Anti-Corruption Laws.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal or first offer, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Material Company Lease” means any Company Lease with a Company Operator with aggregate annual rent payments to the Company or any Company Subsidiary in excess of $1,000,000 or any Company Ground Lease.

“Material Parent Lease” means any Parent Lease with a Parent Operator with aggregate annual rent payments to the Parent or any Parent Subsidiary in excess of $2,000,000 or any Parent Ground Lease.

“Merger Sub Governing Documents” means (a) the articles of incorporation of Merger Sub, and (b) the bylaws of Merger Sub, each as in effect on the date hereof.

“NYSE” means the New York Stock Exchange.

“Order” means any order, judgment, writ, stipulation, settlement, award, injunction, decree, consent decree, decision, ruling, subpoena, verdict or arbitration award entered, issued, made or rendered by any arbitrator or Governmental Entity of competent jurisdiction.

“Outside Date” means May 31, 2015; provided, however, that the Outside Date may be extended pursuant to Section 6.19 to a date no later than August 31, 2015.

“Parent Acquisition Action” means that (a) Parent or any Parent Subsidiary enters into any Parent Acquisition Agreement, (b) any Parent Acquisition Transaction is consummated or (c) the Parent Board of Directors or any committee thereof authorizes Parent or any Parent Subsidiary to enter into any Parent Acquisition Agreement.

“Parent Acquisition Agreement” means any binding written agreement to effect a Parent Acquisition Transaction.

“Parent Acquisition Transaction” means any proposal or offer from any Person (other than Parent and its Subsidiaries) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (i) acquisition of assets of Parent and its Subsidiaries equal to 50% or more of Parent’s consolidated assets or to which 50% or more of Parent’s revenues or earnings on a consolidated basis are attributable, (ii) acquisition of 50% or more of the outstanding Parent Common Stock, (iii) tender offer or exchange offer that if consummated would result in such Person or “group” acquiring beneficial ownership of 50% or more of the outstanding Parent Common Stock, (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent or any Parent Subsidiary that if consummated would result in the holders of Parent Common Stock immediately prior to such transaction owning less than 50% of the outstanding Parent Common Stock or stock of the ultimate parent entity immediately following such transaction or (v) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Parent Common Stock involved is 50% or more, in each case, other than the Transactions.

“Parent Equity Plan” means the Parent’s equity and equity-based compensation plans and forms of award agreements thereunder.

“Parent Financial Advisor” means Morgan Stanley & Co. LLC.

“Parent Governing Documents” means (a) the charter of Parent, as in effect on the date hereof and (b) the bylaws of Parent, as amended and restated.

“Parent Lease” means any lease, sublease or license to which the Parent or any Parent Subsidiary is a party as lessor, sublessor or licensor with respect to a Parent Property.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, has had, or would reasonably be expected to have, had (a) a material adverse effect on the condition (financial or otherwise), business, properties, assets, liabilities or results of operations of Parent and the Parent Subsidiaries, taken as a whole or (b) a material adverse effect on the ability of Parent or Merger Sub to consummate the Merger prior to the Outside Date; provided, however, that for the purposes of clause (a) the following Effects shall not be taken into account when determining whether a Parent Material Adverse Effect has occurred or is reasonably likely to exist or occur: (i) any changes after the date hereof in general United States or global economic conditions to the extent that such Effects do not disproportionately have a greater adverse impact on the Parent or the Parent Subsidiaries, taken as a whole, relative to other similarly situated participants in the industries in which Parent and its Subsidiaries operate generally, (ii) any changes after the date hereof to the industry or industries in which Parent and its Subsidiaries operate, (iii) any changes after the date hereof in GAAP (or any interpretation thereof in accordance with the Financial Accounting Standards Board Statements of Financial Accounting Standards and Interpretations) to the extent that such changes do not disproportionately have a greater adverse impact on Parent or the Parent Subsidiaries, taken as a whole, relative to other similarly situated participants in the industries in which Parent and its Subsidiaries operate generally, (iv) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity after the date hereof to the extent that such adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal does not disproportionately have a greater adverse impact on Parent or the Parent Subsidiaries, taken as a whole, relative to other similarly situated participants in the industries in which Parent and its Subsidiaries operate generally, (v) any actions taken, or the failure to take any action, if such action or such failure to take action is at the written request or with the prior written consent of the Company, (vi) any Effect attributable to the negotiation, execution or announcement of this Agreement and the Transactions (including the Merger), including any litigation arising therefrom (provided, that this clause (vi) shall be disregarded for purposes of any representations and warranties set forth in Section 4.5 and, to the extent related thereto, Section 7.3(a)), (vii) any failure by the Parent to meet any internal or published projections, estimates or expectations of the Parent’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Parent to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure and that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account), (viii) any Effects after the date hereof arising out of changes in geopolitical conditions, acts of terrorism or sabotage, the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement to the extent that such changes do not disproportionately have a greater adverse impact on the Parent and the Parent Subsidiaries, taken as a whole, relative to other similarly situated participants in the industries in which Parent and its Subsidiaries operate generally and (ix) any reduction in the credit rating of the Parent or the Parent Subsidiaries, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such reduction and that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account).

“Parent Mortgage Agreement” means the documents and agreements evidencing and securing loans made by Parent or any Parent Subsidiaries to the owners and operators of long term care facilities and secured by liens covering such long term care facilities.

“Parent Mortgage Properties” means the real property and improvements which secure loans made pursuant to a Parent Mortgage Agreement.

“Parent Operator” means the operators listed on Section 9.5(a) of the Parent Disclosure Letter, plus any new lessees, operators or managers which operate a Parent Property or Parent Mortgage Property as a skilled nursing home, assisted living facility, independent living facility or similar facility.

“Parent Property” means any real property owned, leased (as lessee or sublessee) (including ground leased) or licensed (as licensee) by Parent or any Parent Subsidiary as of the date hereof (together with all right, title and interest of Parent and any Parent Subsidiary in and to (i) all buildings, structures and other improvements and fixtures located on or under such real property and (ii) all easements, rights and other appurtenances benefitting such real property).

“Parent Related Parties” means Parent, Merger Sub and each of their respective Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents.

“Parent Stockholder Approval” means (i) with respect to the issuance of Parent Common Stock in the Merger, the affirmative vote of a majority of the votes cast thereon by the holders of Parent Common Stock at the Parent Stockholder Meeting and (ii) with respect to the approval of the Parent Stock Charter Amendment, the affirmative vote of holders of Parent Common Stock entitled to cast a majority of the votes entitled to be cast thereon.

“Parent Stockholder Meeting” means the meeting of the holders of shares of Parent Common Stock for the purpose of seeking the Parent Stockholder Approval and approval of the Parent Declassification Charter Amendment, including any postponement or adjournment thereof.

“Parent’s Cash Available for Distribution” means, as determined by the Parent Board of Directors in good faith, net income (loss) attributable to holders of Parent Common Stock, adjusted by adding (or subtracting) non-controlling interests attributable to a Subsidiary of Parent that is an operating partnership, if any, and the following items: depreciation and amortization items including depreciation and amortization, straight-line rental income or expense, amortization of above/below market leases, amortization of deferred financing costs, amortization of discount on financings and other, and equity-based compensation; cash flow related to CDO equity interests; accretion of unconsolidated CDO bond discounts; non-cash net interest income in consolidated CDOs; unrealized gain (loss) from the change in fair value; realized gain (loss) on investments and other, excluding accelerated amortization related to sales of CDO bonds or other investments; provision for (reversal of) loan losses; impairment on property; acquisition gains or losses; distributions to joint venture partners; transaction costs; foreign currency gains (losses); impairment on goodwill and other intangible assets and gains (losses) on sales; and one-time events pursuant to changes in GAAP and certain other non-recurring items.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Representatives” means, when used with respect to a Party, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of such Party, as applicable, and its Subsidiaries.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Tax” or “Taxes” means all taxes, levies, duties, tariffs, imposts and other similar charges and fees (together with all interest, penalties and additions to tax imposed with respect thereto, whether disputed or not) imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated tax filing or declaration required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Third Party Payor” means any Government Sponsored Health Care Program, insurer, health benefit plan, health maintenance organization, preferred provider organization, employer-sponsored health plan, multi-employer welfare trust, or any other managed care program or third party payor, including any fiscal intermediary or contractor of any of the foregoing.

“Transactions” means the transactions contemplated by this Agreement.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Willful Breach” means a material breach that is a consequence of an act undertaken by the breaching Party with the actual knowledge that the taking of such act would, or would be reasonably expect to, cause a breach of this Agreement.

Section 9.6 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Adverse Recommendation Change”	Section 5.3(e)
“Agreement”	Preamble
“Articles of Merger”	Section 1.3
“Base Premium”	Section 6.4(c)
“Book-Entry Shares”	Section 2.2(b)
“Cause”	Section 2.4(e)
“CCMAE Financing”	Section 6.19(c)
“Certificate of Merger”	Section 1.3
“Certificates”	Section 2.2(b)
“Charter Restrictions”	Section 6.5
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“COBRA”	Section 3.11(h)
“Company”	Preamble
“Company 401(k) Plan”	Section 6.15(e)
“Company Acquisition Agreement”	Section 5.3(a)
“Company Benefit Plans”	Section 3.11(b)
“Company Board of Directors”	Recitals
“Company Board Recommendation”	Recitals
“Company Common Stock”	Recitals
“Company Designees”	Section 6.13
“Company Disclosure Letter”	Article III
“Company Employee”	Section 6.15(a)
“Company Equity Awards”	Section 2.4(d)
“Company Equity Interests”	Section 3.2(a)
“Company Financial Advisors”	Section 3.20
“Company Financial Statements”	Section 3.6(a)
“Company Ground Leases”	Section 3.18(e)
“Company Material Contract”	Section 3.13(b)
“Company Operating Partnership”	Preamble
“Company Permits”	Section 3.17(c)
“Company Permitted Acquisition”	Section 5.1(b)(vi)
“Company Permitted Dividends”	Section 5.1(b)(iii)
“Company Permitted Liens”	Section 3.18(b)
“Company Properties”	Section 3.18(a)
“Company PSUs”	Section 2.4(b)

“Company Qualified Plan”	Section 3.11(g)
“Company Registrants”	Section 3.6(a)
“Company RSUs”	Section 2.4(d)
“Company SEC Documents”	Section 3.6(a)
“Company Shares”	Recitals
“Company Stock Options”	Section 2.4(a)
“Company Subsidiary”	Section 3.1(b)
“Company Subsidiary Partnership”	Section 3.12(g)
“Company Tax Protection Agreements”	Section 3.12(g)
“Company Title Insurance Policies”	Section 3.18(h)
“Company Voting Debt”	Section 3.2(a)
“Competing Proposal”	Section 5.3(i)
“Covered Persons”	Section 6.4(a)
“Delaware Secretary”	Section 1.3
“DGCL”	Recitals
“Exchange Act”	Section 3.5
“Exchange Agent”	Section 2.2(a)
“Exchange Fund”	Section 2.2(a)
“Exchange Ratio”	Section 2.1(a)
“Financing Objection”	Section 6.19(c)
“Form S-4”	Section 3.5
“Fractional Share Consideration”	Section 2.1(a)
“GAAP”	Section 3.6(a)
“Governmental Entity”	Section 3.5
“Indemnification Agreements”	Section 6.4(a)
“Indicative Pricing Terms”	Section 6.19(c)
“Interim Period”	Section 5.1(a)
“Intervening Event”	Section 5.3(f)(i)
“Joint Proxy Statement”	Section 3.5
“Legal Proceeding”	Section 3.10
“Merger”	Recitals
“Merger Consideration”	Section 2.1(a)
“Merger Effective Time”	Section 1.3
“Merger Sub”	Preamble
“MGCL”	Recitals
“Notes”	Section 6.19(a)
“Other Company Subsidiary”	Section 3.1(b)
“Parent”	Preamble
“Parent Benefit Plans”	Section 4.11(b)
“Parent Board Recommendation”	Recitals
“Parent Board of Directors”	Recitals
“Parent Charter Amendment”	Section 6.14
“Parent Common Stock”	Recitals
“Parent Declassification Charter Amendment”	Recitals
“Parent Disclosure Letter”	Article IV
“Parent Equity Awards”	Section 4.2(a)

“Parent Equity Interests”	Section 4.2(a)
“Parent Financial Statements”	Section 4.6(a)
“Parent Ground Leases”	Section 4.18(d)
“Parent Material Contract”	Section 4.13(b)
“Parent Operating Partnership Agreement”	Section 4.1(a)
“Parent Partnership”	Preamble
“Parent Partnership Debt”	Section 6.17
“Parent Partnership Restructuring”	Section 6.16
“Parent Partnership Units”	Section 4.2(d)
“Parent Permits”	Section 4.17(c)
“Parent Permitted Acquisition”	Section 5.2(b)(v)
“Parent Permitted Dividend”	Section 5.2(b)(iii)
“Parent Permitted Liens”	Section 4.18(b)
“Parent Qualified Plan”	Section 4.11(d)
“Parent SEC Documents”	Section 4.6(a)
“Parent Subsidiary”	Section 4.1(b)
“Parent Stock Charter Amendment”	Recitals
“Parent Title Insurance Policies”	Section 4.18(g)
“Parent Voting Debt”	Section 4.2(a)
“Participant”	Section 2.4(a)
“Parties”	Preamble
“Partnership Combination”	Section 6.16
“Partnership Combination Effective Time”	Section 6.16
“Party”	Preamble
“Permitted Development Expenditures”	Section 3.18(j)
“Preferred Stock”	Section 3.2(a)
“Qualified REIT Subsidiary”	Section 3.1(e)
“Qualifying Income”	Section 8.2(e)(i)
“REIT”	Section 3.1(e)
“Relevant Company Partnership Interest”	Section 3.12(g)
“Restricted Company Shares”	Section 2.4(a)
“Sarbanes-Oxley Act”	Section 3.6(a)
“SDAT”	Section 1.3
“SEC”	Section 3.5
“Securities Act” “Security Holder Litigation”	Section 3.6(a) Section 6.9
“Share Issuance”	Recitals
“Superior Proposal”	Section 5.3(j)
“Surviving Entity”	Section 1.1
“Takeover Statutes”	Section 3.26
“Taxable REIT Subsidiary”	Section 3.1(e)
“Termination Payment”	Section 8.2(b)
“Transfer Taxes”	Section 6.11(c)
“Voting Agreement”	Recitals

Section 9.7 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation” except when preceded by a negative predicate. As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws. References to a Person are also to its successors and permitted assigns. All references to “dollars” or “$” refer to currency of the United States of America (unless otherwise expressly provided herein).

Section 9.8 Counterparts. This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.9 Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended so that until the termination of this Agreement in accordance with Section 8.1, Parent and Merger Sub shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Except (i) as provided in Section 6.4 and (ii) the right of the former holders of Company Common Stock to receive, from and after the Merger Effective Time, the applicable Merger Consideration in accordance with Section 2.2, neither this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) nor the Confidentiality Agreement are intended to confer upon any Person other than the Parties any rights or remedies hereunder.

Section 9.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger are fulfilled to the extent possible.

Section 9.11 Governing Law; Jurisdiction.

(a) This Agreement, and all claims or causes of actions (whether at law, in equity, in contract or in tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of Maryland without giving effect to conflicts of laws principles (whether of the State of Maryland or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Maryland).

(b) All Legal Proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Maryland state or federal court. Each of the Parties hereby irrevocably and unconditionally (i) submits to the exclusive jurisdiction of any Maryland state or federal court, for the purpose of any Legal Proceeding arising out of or relating to this Agreement and the Transaction brought by any Party, (ii) agrees not to commence any such Legal Proceeding except in such courts, (iii) agrees that any claim in respect of any such Legal Proceedings may be heard and determined in any Maryland state or federal court, (iv) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Legal Proceeding, and (v) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Legal Proceeding. Each of the Parties agrees that a final judgment in any such Legal Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 9.12 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13 Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties, except that (a) Merger Sub may assign, in its sole discretion and without the consent of any other Party, any or all of its rights, interests and obligations hereunder to (i) Parent, (ii) Parent and one or more direct or indirect wholly owned Subsidiaries of Parent, or (iii) one or more direct or indirect wholly owned Subsidiaries of Parent and (b) Parent and Merger Sub may assign, in their sole discretion and without the consent of any other Party, any or all of their rights, interests and obligations hereunder to any of their lenders or other financing sources from time to time as collateral security. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.14 Enforcement; Remedies.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as set forth in this Section 9.14, including the limitations set forth in Section 9.14(c), it is agreed that in the event of a breach prior to the termination of this Agreement pursuant to Article VIII, the non-breaching Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other Party and to specifically enforce the terms and provisions of this Agreement.

(c) Notwithstanding Section 9.14(b), it is acknowledged and agreed that the Company shall be entitled to specific performance of Parent’s obligation pursuant to the terms of this Agreement to consummate the Merger only in the event that each of the following conditions have been satisfied: (i) all of the conditions in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing or the failure of which to be satisfied is caused by a material breach by Parent or Merger Sub of its representations, warranties, covenants or agreements contained in this Agreement) and (ii) Parent and Merger Sub have failed to complete the Closing in accordance with Section 1.2.

(d) Notwithstanding Section 9.14(b), it is acknowledged and agreed that Parent shall be entitled to specific performance of the Company’s obligation pursuant to the terms of this Agreement to consummate the Merger only in the event that each of the following conditions have been satisfied: (i) all of the conditions in Section 7.1 and Section 7.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing or the failure of which to be satisfied is caused by a material breach by the Company of its representations, warranties, covenants or agreements contained in this Agreement) and (ii) the Company has failed to complete the Closing in accordance with Section 1.2.

(e) The Parties’ right to obtain specific performance is an integral part of the Transactions and each Party hereby waives any objections to the grant of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by any other Party (including any objection on the basis that there is an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity), and each Party shall be entitled to an injunction or injunctions and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 9.14. In the event any Party seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such Party shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 9.14.

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IN WITNESS WHEREOF, Parent, Parent Partnership, Merger Sub, the Company and the Company Operating Partnership have caused this Agreement and Plan of Merger to be signed by their respective officers thereunto duly authorized as of the date first written above.

PARENT:

OMEGA HEALTHCARE INVESTORS, INC.

By:	/s/ C. Taylor Pickett C. Taylor Pickett President and Chief Executive Officer

MERGER SUB:

OHI HEALTHCARE PROPERTIES HOLDCO, INC.

By:	/s/ C. Taylor Pickett C. Taylor Pickett President and Chief Executive Officer

PARENT PARTNERSHIP:

OHI HEALTHCARE PROPERTIES LIMITED PARTNERSHIP, L.P.

By: By:	Omega Healthcare Investors, Inc., its general partner /s/ C. Taylor Pickett C. Taylor Pickett President and Chief Executive Officer

[Signatures continued on following page]

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Agreement and Plan of Merger

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COMPANY:

AVIV REIT, INC.

By:	/s/ Craig M. Bernfield Craig M. Bernfield Chief Executive Officer

COMPANY OPERATING PARTNERSHIP:

AVIV HEALTHCARE PROPERTIES LIMITED PARTNERSHIP

By: By:	Aviv REIT, Inc., its general partner /s/ Craig M. Bernfield Craig M. Bernfield Chief Executive Officer

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Agreement and Plan of Merger